As filed with the Securities and Exchange Commission on October 20, 1997
                     Registration File Nos. ______/811-8878

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        --------------------------------
                                    FORM S-6

                        ---------------------------------
                    FOR REGISTRATION UNDER THE SECURITIES ACT
                 OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

                        ---------------------------------

                            AUSA SERIES LIFE ACCOUNT
                            ------------------------
                              (Exact Name of Trust)

                        AUSA LIFE INSURANCE COMPANY, INC.
                        ---------------------------------
                               (Name of Depositor)

                              4 Manhattanville Road
                            Purchase, New York 10577
          -------------------------------------------------------------
          (Complete Address of Depositor's Principal Executive Offices)


                             Thomas E. Pierpan, Esq.
                               Assistant Secretary
                        AUSA Life Insurance Company, Inc.
                                  P.O. Box 9054
                         Clearwater, Florida 34618-9054
                ------------------------------------------------
                (Name and Complete Address of Agent for Service)

                                   Copies to:

                              Stephen E. Roth, Esq.
                        Sutherland, Asbill & Brennan, LLP
                         1275 Pennsylvania Avenue, N.W.
                           Washington, D.C. 20004-2404

                        ---------------------------------

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement.

                       ---------------------------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                        CROSS REFERENCE TO ITEMS REQUIRED

                                 BY FORM N-8B-2


N-8B-2 ITEM                       CAPTION IN PROSPECTUS
-----------             -------------------------------------------------------

 1                      Cover Page; The Series Account

 2                      Cover Page; AUSA Life Insurance Company, Inc.

 3                      Not Applicable

 4                      Distribution of the Policies

 5                      The Series Account

 6                      The Series Account

 7                      Not Applicable

 8                      Not Applicable

 9                      Legal Proceedings

10 Introduction; Policy Benefits; Payment and Allocation of Premiums; Investments of the Series Account; Policy Rights

11                      The Series Account; WRL Series Fund, Inc.

12                      The Series Account; WRL Series Fund, Inc.

13 Charges and Deductions; The Series Account; Investments of the Series Account

14                      Introduction; Allocation of Premiums and Cash Values

15                      Allocation of Premiums and Cash Value

16                      The Series Account

17                      Cash Value; The Series Account; Policy Rights

18                      Payment and Allocation of Premiums; Cash Value

19                      Voting Rights of the Series Account; Reports and Records

20                      Not Applicable

N-8B-2 ITEM                       CAPTION IN PROSPECTUS
-----------             --------------------------------------------------------

21                      Loan Privileges

22                      Not Applicable

23                      Safekeeping of the Series Account's Assets

24                      Policy Rights

25                      AUSA Life Insurance Company, Inc.

26                      Not Applicable

27                      AUSA Life Insurance Company, Inc.; The Series
                        Account; WRL Series Fund, Inc.

28 AUSA Life Insurance Company, Inc.; Executive Officers and Directors of AUSA Life

29                      AUSA Life Insurance Company, Inc.

30                      Not Applicable

31                      Not Applicable

32                      Not Applicable

33                      Not Applicable

34                      Not Applicable

35                      AUSA Life Insurance Company, Inc.

36                      Not Applicable

37                      Not Applicable

38                      Distribution of the Policies

39                      Distribution of the Policies

40                      Not Applicable

41                      Distribution of the Policies; AUSA Life Insurance
                        Company, Inc.

42                      Not Applicable

43                      Not Applicable

N-8B-2 ITEM                       CAPTION IN PROSPECTUS
-----------             --------------------------------------------------------
44                      Cash Value

45                      Not Applicable

46                      Cash Value

47                      Introduction; Allocation of Premiums and Cash Values

48                      Not Applicable

49                      Not Applicable

50                      Not Applicable

51                      Introduction; AUSA Life Insurance Company, Inc.;

                        Policy Benefits; Charges and Deductions

52                      The Series Account; WRL Series Fund, Inc.

53                      Federal Tax Matters

54                      Not Applicable

55                      Not Applicable

56                      Not Applicable

57                      Not Applicable

58                      Not Applicable

59                      Not Applicable

                       AUSA FINANCIAL FREEDOM BUILDERSM
                              INDIVIDUAL FLEXIBLE
                             PREMIUM VARIABLE LIFE
                               INSURANCE POLICY


                                   Issued by
                       AUSA LIFE INSURANCE COMPANY, INC.
                             4 Manhattanville Road
                           Purchase, New York 10577
                                (800) 322-7160


     The individual flexible premium variable life insurance policy ("Policy") issued by AUSA Life Insurance Company, Inc. ("AUSA Life") and described in this Prospectus is designed to provide lifetime insurance protection and maximum flexibility in connection with premium payments and death benefits. A Policyowner may, subject to certain restrictions, vary the timing and amount of premium payments and increase or decrease the level of life insurance benefits payable under the Policy. This flexibility allows a Policyowner to provide for changing insurance needs under a single life insurance policy. The minimum Specified Amount for Issue Ages 0-45 is $50,000, declining to $25,000 for Issue Ages 46 to 80.

     The Policy provides a death benefit payable at the Insured's death, and a Net Surrender Value that can be obtained by completely or partially surrendering the Policy. Net premiums are allocated according to the Policyowner's directions among the Sub-Accounts of the AUSA Series Life Account ("Series Account"), or to a fixed interest account ("Fixed Account"), or a combination of both. With respect to amounts allocated to Sub-Accounts of the Series Account, the amount of the death benefit may, and the Cash Value will, vary to reflect both the investment experience of the Sub-Accounts and the timing and amount of additional premium payments. However, as long as the Policy remains In Force, AUSA Life guarantees that the death benefit will never be less than the Specified Amount of the Policy. While additional premium payments are not required under the Policy, additional premium payments may be necessary to prevent Lapse if there is insufficient Net Surrender Value.

     The Policy provides a free-look period allowing the Policyowner to cancel the Policy within 10 days after receipt.

     The assets of each Sub-Account of the Series Account will be invested solely in a corresponding Portfolio of the WRL Series Fund, Inc. (the "Fund"). The Prospectus for the Fund describes the investment objectives and the risks of investing in the Portfolios of the Fund corresponding to the Sub-Accounts currently available under the Policy. The Policyowner bears the entire investment risk for all amounts allocated to the Series Account; there is no guaranteed minimum Cash Value.

     It may not be to your advantage to replace existing insurance or supplement an existing flexible premium variable life insurance policy with a Policy described in this Prospectus.

     Please read this Prospectus and the Prospectus for the Fund carefully and retain for future reference.

THE POLICY IS NOT A DEPOSIT OR OBLIGATION OF, OR GUARANTEED OR ENDORSED BY, ANY BANK OR DEPOSITORY INSTITUTION, AND THE POLICY IS NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY, AND INVOLVES INVESTMENT RISK, INCLUDING POSSIBLE LOSS OF PRINCIPAL AMOUNT INVESTED.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON.

THIS PROSPECTUS MUST BE ACCOMPANIED OR PRECEDED BY THE CURRENT PROSPECTUS FOR THE WRL SERIES FUND, INC. CERTAIN PORTFOLIOS MAY NOT BE AVAILABLE IN ALL STATES. ALL PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

                           Prospectus Dated __________

                               TABLE OF CONTENTS




                                                   PAGE
                                                  -----
DEFINITIONS   .................................      1
INTRODUCTION  .................................      3
INVESTMENT EXPERIENCE
INFORMATION   .................................      7
 Rates of Return ..............................      7
 Death Benefit, Cash Value and Net Surrender
     Value Illustrations  .....................      8
 Other Performance Data   .....................     13
AUSA LIFE AND THE
SERIES ACCOUNT   ..............................     14
 AUSA Life Insurance Company, Inc. ............     14
 The Series Account ...........................     14
POLICY BENEFITS  ..............................     14
 Death Benefit   ..............................     14
 When Insurance Coverage Takes Effect .........     17
 Cash Value   .................................     18
INVESTMENTS OF THE SERIES
ACCOUNT .......................................     18
 WRL Series Fund, Inc. ........................     18
 Addition, Deletion, or Substitution
     of Investments ...........................     21
PAYMENT AND ALLOCATION OF
PREMIUMS   ....................................     22
 Issuance of a Policy  ........................     22
 Premiums  ....................................     22
 Allocation of Premiums and Cash Value   ......     23
 Dollar Cost Averaging ........................     24
 Asset Rebalancing Program   ..................     24
 Policy Lapse and Reinstatement ...............     25
CHARGES AND DEDUCTIONS ........................     26
 Premium Expense Charge   .....................     26
 Surrender Charge   ...........................     26
 Pro Rata Decrease Charge .....................     27
 Cash Value Charges ...........................     27
 Optional Cash Value Charges ..................     27
 Charges Against the Series Account   .........     27
 Expenses of the Fund  ........................     28
 Group or Sponsored Policies ..................     28
 Associate Policies ...........................     29
 Builder Plus Programsm   .....................     29
POLICY RIGHTS .................................     30
 Loan Privileges ..............................     30
 Surrender Privileges  ........................     31
 Examination of Policy Privilege
     ("Free-Look")  ...........................     32
 Conversion Rights  ...........................     32
 Benefits at Maturity  ........................     32
 Payment of Policy Benefits  ..................     32


                                                   PAGE
                                                  -----
GENERAL PROVISIONS  ...........................     32
 Postponement of Payments .....................     32
 The Contract .................................     33
 Suicide   ....................................     33
 Incontestability   ...........................     33
 Change of Owner or Beneficiary ...............     33
 Assignment   .................................     33
 Misstatement of Age or Sex  ..................     33
 Reports and Records   ........................     33
 Optional Insurance Benefits ..................     33
 Terminal Illness Accelerated Death
     Benefit Rider  ...........................     34
THE FIXED ACCOUNT   ...........................     35
 Fixed Account Value   ........................     35
 Minimum Guaranteed and Current
     Interest Rates ...........................     35
 Allocations, Transfers and Withdrawals  ......     35
DISTRIBUTION OF THE POLICIES ..................     36
FEDERAL TAX MATTERS ...........................     36
 Introduction .................................     36
 Tax Charges  .................................     36
 Tax Status of the Policy .....................     36
 Tax Treatment of Policy Benefits  ............     37
 Employment-Related Benefit Plans  ............     39
SAFEKEEPING OF THE SERIES
ACCOUNT'S ASSETS ..............................     39
VOTING RIGHTS OF THE SERIES
ACCOUNT .......................................     39
STATE REGULATION OF AUSA LIFE   ...............     39
REINSURANCE   .................................     40
EXECUTIVE OFFICERS AND DIRECTORS
OF AUSA LIFE  .................................     40
LEGAL MATTERS .................................     41
LEGAL PROCEEDINGS   ...........................     41
EXPERTS .......................................     41
ADDITIONAL INFORMATION ........................     41
INFORMATION ABOUT
AUSA LIFE'S
FINANCIAL STATEMENTS   ........................     41
APPENDIX A - ILLUSTRATION
OF BENEFITS   .................................     42
APPENDIX B - LONG TERM
MARKET TRENDS .................................     45
INDEX TO FINANCIAL
STATEMENTS ....................................     47
APPENDIX C - SURRENDER CHARGE   ...............     48

             The Policy is available only in the State of New York.

                                  DEFINITIONS

      ACCOUNTS -- Allocation options including the Fixed Account and Sub-Accounts of the Series Account.

      ADMINISTRATIVE OFFICE - The mailing address of the Administrative Office of AUSA Life is P.O. Box 9054, Clearwater, Florida 34618-9054.

      ATTAINED AGE -- The Issue Age plus the number of completed Policy years.

      ANNIVERSARY -- The same day and month as the Policy Date for each succeeding year the Policy remains In Force.

      BENEFICIARY -- The person or persons specified by the Owner as entitled to receive the death benefit proceeds under the Policy.

CASH VALUE -- The sum of the values in each Sub-Account plus the Policy's value in the Fixed Account.

      FIXED ACCOUNT -- An allocation option other than the Series Account. The Fixed Account is part of AUSA Life's General Account.

      FUND -- WRL Series Fund, Inc., a registered management investment company in which the assets of the Series Account are invested.

      GENERAL ACCOUNT -- The assets of AUSA Life other than those allocated to the Series Account or any other separate account.

      IN FORCE -- Condition under which the coverage is active and the Insured's life remains insured.

      INITIAL PREMIUM -- The amount which must be paid before coverage begins.

      INSURED -- The person upon whose life the Policy is issued.

      ISSUE AGE -- Issue Age refers to the age on the Insured's birthday nearest the Policy Date.

      LAPSE -- Termination of the Policy at the end of the grace period.

      LOAN RESERVE -- A part of the Fixed Account to which amounts are transferred as collateral for Policy loans.

      MATURITY DATE -- The date when coverage under the Policy will terminate if the Insured is living and the Policy is In Force.

      MINIMUM MONTHLY GUARANTEE PREMIUM -- During the No Lapse Period, an amount as shown on the Policy Schedule Page, used to determine whether a grace period will begin whenever Net Surrender Value is insufficient to meet monthly deductions for cost of insurance, the Policy Charge and any optional cash value charges.

      MONTHLY ANNIVERSARY OR MONTHIVERSARY -- The same date in each succeeding month as the Policy Date. For purposes of the Series Account, whenever the Monthly Anniversary falls on a date other than a Valuation Date, the Monthly Anniversary will be deemed to be the next Valuation Date.

      NET SURRENDER VALUE -- The amount payable upon surrender of the Policy equal to the Cash Value as of the date of surrender, less any surrender charge, and less any outstanding Policy loan, plus any unearned loan interest.

      NET PREMIUM -- The portion of the premium available for allocation to either the Fixed Account or the Sub-Accounts of the Series Account equal to the premium paid by the Policyowner less the applicable premium expense charges.

      NO LAPSE DATE -- The No Lapse Date as specified in the Policy, which is the fifth Policy Anniversary.

      NO LAPSE PERIOD -- The period of time between the Policy Date and the No Lapse Date, during which the Policy will not Lapse if certain conditions are met, even though Net Surrender Value is insufficient to meet the monthly deductions.

      PLANNED PERIODIC PREMIUM -- A scheduled premium of a level amount at a fixed interval over a specified period of time.

      POLICY -- The flexible premium variable life insurance policy offered by AUSA Life and described in this Prospectus.

      POLICY DATE -- The date set forth in the Policy when insurance coverage is effective and monthly deductions commence under the Policy. The Policy Date is used to determine Policy years and Policy Months. Policy Anniversaries are measured from the Policy Date.

      POLICY MONTH -- A month beginning on the Monthly Anniversary.

      POLICYOWNER ("OWNER") -- The person who owns the Policy and who may exercise all rights under the Policy while living.

      PORTFOLIO -- A separate investment portfolio of the Fund.

      RECORD DATE -- The date the Policy is recorded on the books of AUSA Life as an In Force Policy.

      SERIES ACCOUNT -- AUSA Series Life Account, a separate investment account established by AUSA Life to receive and invest Net Premiums allocated under the Policy.

      SPECIFIED AMOUNT -- The minimum death benefit payable under the Policy as long as the Policy remains In Force. The death benefit proceeds will be reduced by any outstanding indebtedness and any due and unpaid charges.

      SUB-ACCOUNT -- A sub-division of the Series Account. Each Sub-Account invests exclusively in the shares of a specified Portfolio of the Fund.

      TERMINATION -- Condition when the Insured's life is no longer insured under the coverage provided.

      VALUATION DATE -- Each day on which the New York Stock Exchange is open for business.

      VALUATION PERIOD -- The period commencing at the end of one Valuation Date and continuing to the end of the next succeeding Valuation Date.

                                 INTRODUCTION

 1. WHAT IS THE DIFFERENCE BETWEEN THE POLICY AND A CONVENTIONAL FIXED-BENEFIT LIFE INSURANCE POLICY?

            Like conventional fixed-benefit life insurance, as long as the Policy remains In Force, the Policy will provide: (1) the payment of a minimum death benefit to a Beneficiary upon the Insured's death; (2) the accumulation of Cash Value; and (3) surrender rights and Policy loan privileges.

            The Policy differs from conventional fixed-benefit life insurance by allowing Policyowners to allocate Net Premiums to one or more Sub-Accounts of the Series Account, or to the Fixed Account, or to a combination of both. Each Sub-Account invests in a designated Portfolio of the Fund. The amount and/ or duration of the life insurance coverage and the Cash Value of the Policy are not guaranteed and may increase or decrease depending upon the investment experience of the Sub-Accounts. Accordingly, the Policyowner bears the investment risk of any depreciation in value of the underlying assets of the Series Account but reaps the benefits of any appreciation in value. (See Allocation of Premiums and Cash Value - Allocation of Net Premiums, p. 23.) Unlike conventional fixed-benefit life insurance, a Policyowner also has the flexibility, subject to certain restrictions (see Premiums - Premium Limitations, p. 22), to vary the frequency and amount of premium payments and to decrease the Specified Amount. Thus, unlike conventional fixed-benefit life insurance, the Policy does not require a Policyowner to adhere to a fixed premium schedule. Moreover, the failure to pay a scheduled premium ("Planned Periodic Premium") will not itself cause the Policy to Lapse, although additional premium payments may be necessary to prevent Lapse if Net Surrender Value is insufficient to pay certain monthly charges, and a grace period expires without a sufficient payment. (See Policy Lapse and Reinstatement - Lapse, p. 25.)

 2.    WHAT DEATH BENEFIT OPTIONS ARE AVAILABLE UNDER THE POLICY?

            The Policy provides the payment of benefits upon the death of the Insured. The Policy contains three death benefit options. Under Death Benefit Option A, the death benefit is the greater of the Specified Amount of the Policy, or a specified percentage times the Cash Value of the Policy on the date of death of the Insured. Under Death Benefit Option B, the death benefit is the greater of the Specified Amount of the Policy plus the Cash Value of the Policy on the date of death of the Insured, or a specified percentage times the Cash Value of the Policy on the date of death of the Insured. Under Death Benefit Option C, the death benefit is equal to the greater of the amount payable under Death Benefit Option A, or the Specified Amount times a factor equal to the lesser of 1.0, and four one-hundredths (.04) times the result of 95 minus the Insured's Attained Age at death, plus the Cash Value of the Policy as of the date of death of the Insured.

            As long as the Policy remains In Force, the minimum death benefit payable under any option will be the current Specified Amount. The amount of death benefit will be reduced by any outstanding indebtedness and any due and unpaid charges, and increased by any additional insurance benefits added by rider and any unearned loan interest. Under AUSA Life's current rules, the minimum Specified Amount for a Policy at issue for Issue Ages 0-45 is $50,000, declining to $25,000 for Issue Ages 46 to 80. The minimum Specified Amount will be set forth in the Policyowner's Policy. (See Policy Benefits - Death Benefit, p. 14.)

            Optional insurance benefits offered under the Policy include a Children's Insurance Rider; an Other Insured Rider; an Accidental Death Benefit Rider; a Disability Waiver Rider; a Disability Waiver and Monthly Income Rider; a Primary Insured Rider, and a Primary Insured Rider Plus Rider. (See Optional Cash Value Charges - Optional Insurance Benefits, p. 27.) The cost of these optional insurance benefits will be deducted from Cash Value as part of the monthly deduction. (See Charges and Deductions
       - Cash Value Charges, p. 27.)

            A Terminal Illness Accelerated Death Benefit Rider is automatically included with every Policy at no additional charge. This rider makes a "Single Sum Benefit" available prior to the Insured's death if the Insured has incurred a condition resulting from illness which, as determined by a Physician, has reduced the Insured's life expectancy as defined in the rider. (See General Provisions - Terminal Illness Accelerated Death Benefit Rider, p. 34.)

            Benefits under the Policy may be paid in a lump sum or under one of the settlement options set forth in the Policy. (See Payment of Policy Benefits - Settlement Options, p. 32.)

 3.    HOW MAY THE AMOUNT OF THE DEATH BENEFIT AND CASH VALUE VARY?

            Under any of the death benefit options, as long as the Policy remains In Force, the death benefit will not be less than the current Specified Amount of the Policy. The amount of death benefit will be reduced by any outstanding policy loan, plus any unearned loan interest, and any due and unpaid charges. The death benefit may, however, exceed the Specified Amount under certain circumstances. The amount by which the death benefit exceeds the Specified Amount depends upon the option chosen and the Cash Value of the Policy. (See Policy Benefits - Death Benefit, p. 14.)

            The Policy's Cash Value in the Series Account will reflect the amount and frequency of premium payments, the investment experience of the chosen

       Sub-Accounts of the Series Account, any cash withdrawals, and any charges imposed in connection with the Policy. The entire investment risk for amounts allocated to the Sub-Accounts of the Series Account is borne by the Policyowner; AUSA Life does not guarantee a minimum Cash Value. (See Policy Benefits - Cash Value, p. 18.)

 4. WHAT FLEXIBILITY DOES A POLICYOWNER HAVE TO ADJUST THE AMOUNT OF THE DEATH BENEFIT?

            The Policyowner has significant flexibility to adjust the death benefit payable by changing the Death Benefit Option, by decreasing the Specified Amount of the Policy or by adding riders to increase the total death benefit payable. No such change or decrease may be made during the first three Policy years. The Policyowner may either change the Death Benefit Option or decrease the Specified Amount, but not both, only once each Policy year after the third Policy year. (See Policy Benefits - Change in Death Benefit Option, p. 16, and Death Benefit - Decrease in Specified Amount, p. 17.)

 5.    WHAT FLEXIBILITY DOES A POLICYOWNER HAVE IN CONNECTION WITH PREMIUM
       PAYMENTS?

            A Policyowner has considerable flexibility concerning the amount and frequency of premium payments. AUSA Life will require the Policyowner to pay an Initial Premium, at least equal to a minimum monthly guarantee premium set forth in the Policy, before insurance coverage is In Force. Thereafter, a Policyowner may, subject to certain restrictions, make premium payments in any amount and at any frequency. (See Payment and Allocation of Premiums - Premiums, p. 22.) Each Policyowner will also determine a Planned Periodic Premium schedule. The schedule will provide a premium payment of a level amount at a fixed interval over a specified period of time. The amount and frequency of Planned Periodic Premium payments will be set forth in the Policy. The amount and frequency of Planned Periodic Premium payments may be changed upon written request. (See Premiums - Planned Periodic Premiums, p. 22.)

 6.    HOW LONG WILL THE POLICY REMAIN IN FORCE?

            The Policy will lapse only when Net Surrender Value is insufficient to pay the monthly deduction (see Charges and Deductions - Cash Value Charges, p. 27), and a grace period expires without a sufficient payment by the Policyowner. (See Loan Privileges - Indebtedness, p. 31.) However, until the No Lapse Date as provided in the Policy, the Policy will remain In Force and no grace period will begin provided there has been no addition of any riders, the total premiums received (minus any withdrawals, any outstanding loans, and any pro rata Decrease Charge deducted from the Cash Value) equals or exceeds the Minimum Monthly Guarantee Premium shown in the Policy times the number of months since the Policy Date, including the current month. The Minimum Monthly Guarantee Premium is set forth in the Policy, unless changed due to a requested change under the Policy by the Policyowner, at which time the Policyowner will be notified of the new Minimum Monthly Guarantee Premium and its effective date. The Policy, therefore, differs in two important respects from a conventional life insurance policy. First, the failure to pay a Planned Periodic Premium will not automatically cause the Policy to lapse. Second, after the No Lapse Date, the Policy can lapse even if Planned Periodic Premiums or premiums in other amounts have been paid, if Net Surrender Value is insufficient to pay the monthly deduction, and a grace period expires without a sufficient payment. Such a Lapse could happen if the investment experience has been sufficiently unfavorable to have resulted in a decrease in the Net Surrender Value, or the Net Surrender Value has decreased because not enough premiums have been paid to offset the monthly deductions. If the Insured is alive and the Policy is In Force on the Maturity Date, which is the Insured's 95th birthday, the Policy will then terminate and no longer be In Force. Upon request, AUSA Life will extend the Maturity Date, as long as there appears to be no unfavorable tax consequences. The Net Surrender Value as of the Maturity Date will be paid to the Policyowner. (See Policy Rights - Benefits at Maturity, p. 32.)

 7.    HOW ARE NET PREMIUMS ALLOCATED?

            The portion of the premium available for allocation ("Net Premium") equals the premium paid less the Premium Expense Charge. (See Charges and Deductions - Premium Expense Charge, p. 26.) The Policyowner initially determines the allocation of the Net Premium among the Sub-Accounts of the Series Account, each of which invests in shares of a designated Portfolio of the Fund, or to the Fixed Account, or a combination. Each Portfolio has a different investment objective. (See Investments of the Series Account - WRL Series Fund, Inc., p. 18.) The allocation of future Net Premiums may be changed without charge at any time by providing AUSA Life with written notification from the Policyowner, or by calling AUSA Life's toll-free number, 1-800-322-7160. AUSA Life reserves the right to impose a charge of $25 for each change in allocation instructions in excess of one per Policy quarter.

 8.    IS THERE A "FREE-LOOK" PERIOD?

            Yes, the Policy provides a free-look period. The Policyowner may cancel the Policy within 10 days after the Policyowner receives it. AUSA Life will make a refund in accordance with a calculation described under Policy Rights - Examination of Policy Privilege ("Free-Look"), p. 32. If the Policy is returned within the Free-Look period, it will be void from the beginning and a refund will be made to the Owner. The refund will equal the total of all premiums paid for this Policy.

 9.    MAY THE POLICY BE SURRENDERED?

            Yes, the Policyowner may totally surrender the Policy at any time and receive the Net Surrender Value of the Policy. Subject to certain limitations, the Policyowner may also make cash withdrawals from the Policy at any time after the first Policy year and prior to the Maturity Date. (See Policy Rights - Surrender Privileges, p. 31.) If Death Benefit Option A is in effect, cash withdrawals will reduce the Policy's Specified Amount by the amount of the cash withdrawal.

10.    WHAT IS THE LOAN PRIVILEGE?

            After the first Policy Anniversary, a Policyowner may obtain a Policy loan in any amount which is not greater than 90% of the Cash Value, less any surrender charge and any already outstanding loan. AUSA Life reserves the right to permit a Policy Loan prior to the first Policy Anniversary for Policies issued pursuant to a transfer of cash values from another life insurance policy, under Section 1035(a) of the Internal Revenue Code of 1986, as amended. It should be noted, however, that a loan taken from, or secured by, a Policy may be treated as a taxable distribution, and also may be subject to a penalty tax. (See Federal Tax Matters, p. 36.)

            The interest rate on a Policy loan is 5.2% payable annually in advance (equivalent to an effective annual rate of 5.5%). The requested loan amount, plus interest in advance, will be transferred from the Accounts to the Loan Reserve and credited at the end of each Policy year with guaranteed interest at a rate of 4% per year. AUSA Life may from time to time, and in its sole discretion, credit the Loan Reserve with additional interest at a rate higher than 4% per year. The Loan Reserve is currently credited with a rate higher than 4% per year. The minimum loan amount is generally $500. (See Policy Rights - Loan Privileges, p. 29.) Upon repayment of a loan, amounts in the Loan Reserve in excess of the outstanding value of the loan are currently transferred to the Accounts in the same manner as Net Premium allocations; however, AUSA Life may in the future require these amounts to be transferred to the Fixed Account. (See The Fixed Account, p. 35.)

            There are risks involved in taking a Policy loan, including the potential for a Policy to lapse if anticipated earnings, taking into account any outstanding loans, are not achieved, as well as adverse tax consequences which occur if a Policy lapses with loans outstanding. (See Federal Tax Matters - Tax Treatment of Policy Benefits, p. 37.)

11.    WHAT CHARGES ARE ASSESSED IN CONNECTION WITH THE POLICY?

            Certain charges are deducted from each premium. A Premium Expense Charge equal to 6.0% of the premiums paid through the end of the tenth Policy year is deducted to compensate AUSA Life for distribution expenses incurred in connection with the Policy and for state premium taxes. After the tenth Policy year, the Premium Expense Charge reduces to 2.5%. In addition, $3.00 per premium payment is deducted to compensate AUSA Life for costs associated with premium billing and collection. (See Charges and Deductions - Premium Expense Charge, p. 26.)

            A "surrender charge" is deducted if the Policy is surrendered during the first fifteen Policy years. The Surrender Charge imposed upon early surrender or a decrease in Specified Amount will be significant. As a result, you should purchase a Policy only if you have the financial capability to keep it In Force for a substantial period of time. The surrender charge is calculated by multiplying the Specified Amount as of the Policy Date by the Surrender Charge per $1,000 of Specified Amount as shown in the Policy for the Policy year during which surrender occurs. In addition, a pro rata Decrease Charge equal to a pro rata portion of the Surrender Charge will be calculated and charged to the Cash Value for any decreases in the Policy's Specified Amount which occur during the first fifteen Policy years. Any future Surrender Charges will be reduced proportionately according to the amount of any previous pro rata Decrease Charge. (See Charges and Deductions - Surrender Charge, p. 26 and Pro Rata Decrease Charge, p. 27.)

            Cost of insurance charges and a current $5.00 monthly Policy Charge, guaranteed never to exceed $7.50, are deducted monthly from the Cash Value of each Policy to compensate AUSA Life for the cost of insurance and the cost of administering the Policy. Cost of insurance charges will vary with the Policy's Specified Amount, the death benefit Option chosen and the investment experience of the Portfolios in which the Policy is invested. (See Charges and Deductions - Cash Value Charges, p. 27.)

            Optional Cash Value charges are deducted from the Policy as a result of Policyowner changes or elections made to the Policy. Optional Cash Value charges include charges for: optional insurance benefits, certain Cash Value transfers and cash withdrawals. (See Charges and Deductions - Optional Cash Value Charges, p. 27.)

            AUSA Life charges the Sub-Accounts of the Series Account for the mortality and expense risks AUSA Life assumes. The charge is made daily at an effective annual rate of 0.90% of the average daily net assets of each Sub-Account of the Series Account. AUSA Life currently intends to reduce this charge to 0.75% after the first fifteen Policy years. However, such reduction is not guaranteed, and AUSA Life reserves the right to maintain this charge at the 0.90% level after the first fifteen Policy years. (See Charges and Deductions - Charges Against the Series Account, p. 27.)

            Each Sub-Account invests in a corresponding Portfolio of the Fund. Each Portfolio pays investment management fees based on a percentage of the Portfolio's average daily net assets. The annual management fees and other Fund expenses for the Portfolios are provided on p. 7, under the heading Fund Annual Expenses. Effective January 1, 1997, the Fund adopted a Plan of Distribution pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the "1940 Act") ("Distribution Plan") and, pursuant to the Plan, has entered into a Distribution Agreement with InterSecurities, Inc. ("ISI"), principal underwriter for the Fund.

            Under the Distribution Plan, the Fund, on behalf of the Portfolios, is authorized to pay to various service providers, as direct payment for expenses incurred in connection with the distribution of a Portfolio's shares, amounts equal to actual expenses associated with distributing a Portfolio's shares, up to a maximum rate of 0.15% (fifteen one-hundredths of one percent) on an annualized basis of the average daily net assets. This fee is measured and accrued daily and paid monthly. ISI has determined that it will not seek payment by the Fund of distribution expenses incurred with respect to any Portfolio during the fiscal year ending December 31, 1998. Prior to ISI's seeking reimbursement, Policyowners will be notified in advance. In addition, the Portfolios incur certain operating expenses. (See Investments of the Series Account
       - WRL Series Fund, Inc., p. 18.)

            No charges are currently made from the Series Account for Federal or state income taxes. Should AUSA Life determine that such taxes may be imposed by Federal or state agencies, AUSA Life may make deductions from the Series Account to pay these taxes. (See Federal Tax Matters, p. 36.)

12.    ARE TRANSFERS PERMITTED AMONG THE ACCOUNTS?

            Yes. A Policyowner may transfer Cash Value among the Sub-Accounts of the Series Account or from the Sub-Accounts to the Fixed Account. Transfers may also be made from the Fixed Account to the Sub-Accounts subject to certain restrictions. (See The Fixed Account - Allocations, Transfers and Withdrawals, p. 35.) AUSA Life reserves the right to charge a $25 fee for each transfer in excess of one per Policy month or twelve per Policy year. This charge will not be increased. (See Payment and Allocation of Premiums - Allocation of Premiums and Cash Value - Transfers, p. 23.)

13.    WHAT ARE THE FEDERAL INCOME TAX CONSEQUENCES OF PURCHASING A POLICY?

            At present, there is limited guidance for determining whether a Policy meets the requirements prescribed by tax legislation for tax treatment as a life insurance contract under Section 7702 of the Internal Revenue Code. With respect to a Policy that is issued on the basis of a rate class using Ultimate Select, non-tobacco use, Select, non-tobacco use, Ultimate Standard, tobacco use, Standard, tobacco use, while there is some uncertainty due to the limited guidance on Section 7702, AUSA Life nonetheless believes that a Policy should meet the Section 7702 definition of a life insurance contract. With respect to a Policy that is issued on a substandard rate class, there is less guidance to determine whether such a Policy meets the Section 7702 definition of a life insurance contract. Thus, it is not clear whether such a Policy would satisfy Section 7702, particularly if the Policyowner pays the full amount of premiums permitted under the Policy. If it is subsequently determined that a Policy does not qualify as a life insurance contract, AUSA Life will take whatever steps are appropriate and reasonable to attempt to have such a Policy comply with Section 7702. For these reasons, AUSA Life reserves the right to modify the Policy as necessary to attempt to qualify it as a life insurance contract under Section 7702. Assuming that a Policy qualifies as a life insurance contract for Federal income tax purposes, the death benefit paid under the Policy generally should be fully excludable from the gross income of the Beneficiary for Federal income tax purposes. Moreover, the Owner should not be deemed in constructive receipt of Cash Values under a Policy until there is a distribution from the Policy.

            A Policy may be treated as a "modified endowment contract" depending upon the amount of premiums paid in relation to the death benefit. (See Tax Treatment of Policy Benefits - Modified Endowment Contracts, p. 37.) If the Policy is a modified endowment contract, then all pre-death distributions, including Policy loans and loans secured by a Policy, will be treated first as a distribution of taxable income to the extent of any gain and then as a return of basis or investment in the contract. In addition, prior to age 591/2 any distributions of gains generally will be subject to a 10% penalty tax.

            If the Policy is not a modified endowment contract, distributions generally will be treated first as a return of basis or investment in the contract and then as disbursing taxable income. Moreover, loans and loans secured by a Policy will not be treated as distributions. Finally, neither distributions nor loans from a Policy that is not a modified endowment contract are subject to the 10% penalty tax. For further elaboration on the tax consequences of a Policy, see Federal Tax Matters,
       p. 36.

FUND ANNUAL EXPENSES* (AS A % OF FUND AVERAGE NET ASSETS)



                                        Aggressive   Emerging                                                        C.A.S.E.
                                          Growth      Growth      Growth      Global     Balanced    Value Equity     Growth
                                        Portfolio    Portfolio   Portfolio   Portfolio   Portfolio    Portfolio     Portfolio
                                       ------------ ----------- ----------- ----------- ----------- -------------- ------------
Management Fees  .....................        0.80%       0.80%       0.80%       0.80%       0.80%          0.80%        0.80%
Other Expenses (after reimbursement)          0.18%       0.14%       0.08%       0.19%       0.17%          0.20%        0.20%
Total Fund Annual Expenses   .........        0.98%       0.94%       0.88%       0.99%       0.97%          1.00%        1.00%


                                           Third
                                          Avenue                   Strategic
                                           Value        Bond      Total Return
                                        Portfolio**   Portfolio    Portfolio
                                       ------------- ----------- --------------
Management Fees  .....................         0.80%       0.50%          0.80%
Other Expenses (after reimbursement)           0.20%       0.14%          0.11%
Total Fund Annual Expenses   .........         1.00%       0.64%          0.91%



                                                                 Tactical
                                        Growth &      Money       Asset      International
                                         Income      Market     Allocation      Equity      U.S. Equity
                                        Portfolio   Portfolio   Portfolio     Portfolio     Portfolio
                                       ----------- ----------- ------------ -------------- ------------
Management Fees  .....................       0.75%       0.40%        0.80%          1.00%        0.80%
Other Expenses (after reimbursement)         0.25%       0.12%        0.10%          0.30%        0.25%
Total Fund Annual Expenses   .........       1.00%       0.52%        0.90%          1.30%        1.05%

 * Effective January 1, 1997, the Fund adopted a Plan of Distribution pursuant to Rule 12b-1 under the 1940 Act ("Distribution Plan") and pursuant to the Plan, has entered into a Distribution Agreement with ISI, principal underwriter for the Fund. Under the Distribution Plan, the Fund, on behalf of the Portfolios, is authorized to pay to various service providers, as direct payment for expenses incurred in connection with the distribution of a Portfolio's shares, amounts equal to actual expenses associated with distributing a Portfolio's shares, up to a maximum rate of 0.15% (fifteen one-hundredths of one percent) on an annualized basis of the average daily net assets. This fee is measured and accrued daily and paid monthly. ISI has determined that it will not seek payment by the Fund of distribution expenses incurred with respect to any Portfolio during the fiscal year ending December 31, 1998. Prior to ISI's seeking reimbursement, Policyowners will be notified in advance.
** Because the Third Avenue Value Portfolio commenced operations on January 2,
   1998, the percentages set forth as "Other Expenses" and "Total Fund Annual Expenses" are estimates.

     The purpose of the preceding Table is to assist the Policyowner in understanding the various costs and expenses that a Policyowner will bear directly and indirectly. The Table reflects charges and expenses of the Portfolios of the Fund for the fiscal year ended December 31, 1997, except that the "Other Expenses" and "Total Fund Annual Expenses" for the Third Avenue Value Portfolio are estimates. Expenses of the Fund may be higher or lower in the future. Certain states and other governmental entities may impose a premium tax, which the Table does not include. For more information on the charges described in this Table, see Charges And Deductions on page 26 and the Fund Prospectus which accompanies this Prospectus.

     WRL Investment Management, Inc. ("WRL Management") has undertaken, until at least April 30, 1998, to pay Fund expenses on behalf of the Portfolios to the extent normal operating expenses of a Portfolio exceed a stated percentage of each Portfolio's average daily net assets. The expense limitation for the Aggressive Growth, Emerging Growth, Growth, Global, Balanced, Strategic Total Return, Growth & Income, Tactical Asset Allocation, Value Equity, C.A.S.E. Growth and Third Avenue Value Portfolio is 1.00% of the average daily net assets; 0.70% of the average daily net assets of the Bond and Money Market Portfolios; 1.50% of the average daily net assets of the International Equity Portfolio; and 1.30% of the average daily net assets of the U.S. Equity Portfolio. In 1997, WRL Management, reimbursed the C.A.S.E. Growth Portfolio in
the amount of $      . Without such reimbursement, the total annual Fund
expenses during 1997 for the C.A.S.E. Growth Portfolio would have been     %.

                       INVESTMENT EXPERIENCE INFORMATION

      The information provided in this section shows the historical investment experience of the Fund and hypothetical illustrations of the Policy based on the historical investment experience of the Fund. It does not represent or project future investment performance.

      The Policies became available for sale in      of 1998. The Series
Account was established on October 24, 1994 and commenced operations on      ,
1998. The Fund commenced operations on October 2, 1986. The rates of return shown below depict the actual investment experience of each Portfolio of the Fund for the periods shown. The illustrations of death benefits, Cash Values and Net Surrender Values shown below depict these Policy features for a hypothetical Policy as if it had been purchased on January 1, 1987 by an Insured in the age and risk classes indicated, based on the historical investment experience of the Portfolio indicated since January 1, 1987. The actual rate of return for each Portfolio in each calendar year was assumed to be uniformly earned throughout that year. The actual performance of the Portfolios, however, has and will vary throughout the year.

RATES OF RETURN

      The rates of return shown below are based on the actual investment performance, as described above, after the deduction of investment management fees and direct Fund expenses, of the Portfolios of the Fund. The rates are average annual compounded rates of return for the periods ended on December 31, 1997. (See Investments of the Series Account - WRL Series Fund, Inc., p. 18.)

      These rates of return do not reflect the annual charge against the assets of the Series Account of 0.90% for mortality and expense risks. These rates of return also do not reflect the charges deducted from premiums, monthly deductions from Cash Value, or surrender charges. (See

Charges and Deductions - Premium Expense Charges, p. 26; Surrender Charge, p. 26; and Cash Value Charges, p. 27.) Accordingly, these rates of return do not illustrate how actual investment performance will affect benefits under the Policies. (See, however, Death Benefit, Cash Value and Net Surrender Value Illustrations, below.) Moreover, these rates of return are not an estimate, projection or guarantee of future performance.

      Also shown are comparable figures for the unmanaged Standard & Poor's Index of 500 Common Stocks (S&P 500), a widely used measure of stock market performance. As an unmanaged index, the S&P 500 does not reflect any deduction for the expenses of operating and managing an investment portfolio.

                   AVERAGE ANNUAL COMPOUNDED RATES OF RETURN
                  FOR THE PERIODS ENDED ON DECEMBER 31, 1997


Fund Portfolio            Inception*   5 Years   3 Years   1 Year
------------------------ ------------ --------- --------- -------
Growth                           %            %         %       %
Global                          %             %         %       %
Bond                            %             %         %       %
Money Market                    %             %         %       %
Emerging Growth                 %           N/A         %       %
Strategic Total Return          %           N/A         %       %
Aggressive Growth               %           N/A         %       %
Balanced                        %           N/A         %       %
Growth & Income                 %           N/A         %       %
Tactical Asset
   Allocation                   %           N/A       N/A       %
C.A.S.E Growth                  %           N/A       N/A       %
Value Equity                    %           N/A       N/A       %
U.S. Equity                     %           N/A       N/A       %
International Equity            %           N/A       N/A       %
S&P 500                         %             %         %       %

* The Growth, Bond and Money Market Portfolios of the Fund commenced operations on October 2, 1986. The Global Portfolio commenced operations on December
   3, 1992. The Emerging Growth and Strategic Total Return Portfolios commenced operations on March 1, 1993. The Aggressive Growth, Balanced and Growth & Income Portfolios commenced operations on March 1, 1994. The Tactical Asset Allocation Portfolio commenced operations on January 3,
   1995. The C.A.S.E. Growth Portfolio commenced operations on May 1, 1995.
   The Value Equity Portfolio commenced operations on May 1, 1996. The U.S. Equity and International Equity Portfolios commenced operations on January 2, 1997. The S&P 500 returns are based on an inception date of October 2, 1986.


Because the Third Avenue Value Portfolio had not yet commenced operations as of December 31, 1997, the above chart does not reflect rates of return for this Portfolio.

      Additional information regarding the investment performance of the Portfolios of the Fund appears in the attached Prospectus for the Portfolios of the Fund.

DEATH BENEFIT, CASH VALUE AND NET SURRENDER VALUE ILLUSTRATIONS

      In order to demonstrate how the actual investment experience of the Portfolios will affect the Option A death benefits, the Policy Cash Value and the Net Surrender Value, the following hypothetical illustrations are based on the actual investment experience of each Portfolio as if the Policy had been available for sale and issued on January 1, 1987. The actual rate of return in each calendar year was assumed to be uniformly earned throughout that year. The actual performance of the Portfolios, however, has and will vary throughout the year, resulting in variable monthly deductions from Cash Value that could affect performance. These illustrations do not represent what may happen in the future.

      The illustrations show Option A based on the payment of annual premiums of $2,000 at the beginning of each Policy year, and a Specified Amount of $165,000 for a male age 35. The illustrations assume that the Insured is placed in AUSA Life's Ultimate Select, non-tobacco use, underwriting rate class. (See Cash Value Charges - Cost of Insurance, p. 27.) The illustrations also assume that the Policy's entire Cash Value is allocated to the Sub-Account corresponding to the Portfolio shown. These illustrated values would be different if the Policyowner had chosen Death Benefit Option B or C.

      The amounts shown for death benefits, Cash Values and Net Surrender Values take into account all charges and deductions from the Policy, the Series Account and the Fund (see Charges and Deductions - Premium Expense Charge, p. 26, Charges Against the Series Account, p. 27, and Investments of the Series Account - WRL Series Fund, Inc., p. 18).

      For each Portfolio of the Fund, one illustration is based on the guaranteed cost of insurance rates, while the other illustration is based on the current cost of insurance rates. These examples of Policy performance are for the specific age, sex, rate class, premium payment pattern and Policy set forth above. The amount and timing of premium payments would affect individual Policy benefits as would any withdrawals or loans.

      This Prospectus also contains illustrations based on assumed rates of return. See Appendix A, pages 42-44.

      The following example shows how the hypothetical net return of the Growth Portfolio of the Fund would have affected benefits for a Policy dated January 1, 1987. This example assumes that the Net Premiums and related Cash Values were in the Sub-Account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                               GROWTH PORTFOLIO
                   Male, Issue Age 35, $2,000 Annual Premium
               ($165,000 Specified Amount, Ultimate Select Risk)
                             Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates



                                              Cash Value            Net Surrender Value
                                       ------------------------   -----------------------
Policy Anniversary on January 1 of      Current     Guaranteed     Current     Guaranteed
------------------------------------   ---------   ------------   ---------   -----------
1988  ..............................   $           $              $           $
1989* ..............................
1990* ..............................
1991* ..............................
1992* ..............................
1993* ..............................
1994* ..............................
1995* ..............................
1996* ..............................
1997* ..............................
1998* ..............................

* For each year shown, benefits and values reflect only premiums paid during previous Policy years.


     The following example shows how the hypothetical net return of the Bond Portfolio of the Fund would have affected benefits for a Policy dated January 1, 1987. This example assumes that Net Premiums and related Cash Values were in the Sub-Account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                                BOND PORTFOLIO
                   Male, Issue Age 35, $2,000 Annual Premium
               ($165,000 Specified Amount, Ultimate Select Risk)
                             Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates



                                              Cash Value            Net Surrender Value
                                       ------------------------   -----------------------
Policy Anniversary on January 1 of      Current     Guaranteed     Current     Guaranteed
------------------------------------   ---------   ------------   ---------   -----------
1988  ..............................   $           $              $           $
1989*    ...........................
1990*    ...........................
1991*    ...........................
1992*    ...........................
1993*    ...........................
1994*    ...........................
1995*    ...........................
1996* ..............................
1997* ..............................
1998* ..............................

* For each year shown, benefits and values reflect only premiums paid during previous Policy years.

     The following example shows how the hypothetical net return of the Money Market Portfolio of the Fund would have affected benefits for a Policy dated January 1, 1987. This example assumes that Net Premiums and related Cash Values were in the Sub-Account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.
                            MONEY MARKET PORTFOLIO
                   Male, Issue Age 35, $2,000 Annual Premium
               ($165,000 Specified Amount, Ultimate Select Risk)
                             Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates


                                              Cash Value            Net Surrender Value
                                       ------------------------   -----------------------
Policy Anniversary on January 1 of      Current     Guaranteed     Current     Guaranteed
------------------------------------   ---------   ------------   ---------   -----------
1988  ..............................   $           $              $           $
1989*    ...........................
1990*    ...........................
1991*    ...........................
1992*    ...........................
1993*    ...........................
1994*    ...........................
1995*    ...........................
1996* ..............................
1997* ..............................
1998* ..............................

* For each year shown, benefits and values reflect only premiums paid during previous Policy years.

     The following example shows how the hypothetical net return of the Global Portfolio of the Fund would have affected benefits for a Policy dated January 1, 1993, if the Global Portfolio had been offered by the Policy as of January 1, 1993. This example assumes that Net Premiums and related Cash Values were in the Sub-Account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                               GLOBAL PORTFOLIO
                   Male, Issue Age 35, $2,000 Annual Premium
               ($165,000 Specified Amount, Ultimate Select Risk)
                             Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates


                                              Cash Value            Net Surrender Value
                                       ------------------------   -----------------------
Policy Anniversary on January 1 of      Current     Guaranteed     Current     Guaranteed
------------------------------------   ---------   ------------   ---------   -----------
1994  ..............................   $           $              $           $
1995*    ...........................
1996* ..............................
1997* ..............................
1998* ..............................

* For each year shown, benefits and values reflect only premiums paid during previous Policy years.

     The following example shows how the hypothetical net return of the Emerging Growth Portfolio of the Fund would have affected benefits for a Policy dated January 1, 1994. This example assumes that Net Premiums and related Cash Values were in the Sub-Account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                           EMERGING GROWTH PORTFOLIO
                   Male, Issue Age 35, $2,000 Annual Premium
               ($165,000 Specified Amount, Ultimate Select Risk)
                             Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates


                                              Cash Value            Net Surrender Value
                                       ------------------------   -----------------------
Policy Anniversary on January 1 of      Current     Guaranteed     Current     Guaranteed
------------------------------------   ---------   ------------   ---------   -----------
1995  ..............................   $           $              $           $
1996* ..............................
1997* ..............................
1998* ..............................

* For each year shown, benefits and values reflect only premiums paid during previous Policy years.

     The following example shows how the hypothetical net return of the Strategic Total Return Portfolio of the Fund would have affected benefits for a Policy dated January 1, 1994. This example assumes that Net Premiums and related Cash Values were in the Sub-Account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.
                       STRATEGIC TOTAL RETURN PORTFOLIO
                   Male, Issue Age 35, $2,000 Annual Premium
               ($165,000 Specified Amount, Ultimate Select Risk)
                             Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates


                                              Cash Value            Net Surrender Value
                                       ------------------------   -----------------------
Policy Anniversary on January 1 of      Current     Guaranteed     Current     Guaranteed
------------------------------------   ---------   ------------   ---------   -----------
1995  ..............................   $           $              $           $
1996* ..............................
1997* ..............................
1998* ..............................

* For each year shown, benefits and values reflect only premiums paid during previous Policy years.


     The following example shows how the hypothetical net return of the Aggressive Growth Portfolio of the Fund would have affected benefits for a Policy dated January 1, 1995. This example assumes that Net Premiums and related Cash Values were in the Sub-Account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.
                          AGGRESSIVE GROWTH PORTFOLIO
                   Male, Issue Age 35, $2,000 Annual Premium
               ($165,000 Specified Amount, Ultimate Select Risk)
                             Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates


                                              Cash Value            Net Surrender Value
                                       ------------------------   -----------------------
Policy Anniversary on January 1 of      Current     Guaranteed     Current     Guaranteed
------------------------------------   ---------   ------------   ---------   -----------
1996  ..............................   $           $              $           $
1997* ..............................
1998* ..............................

* For each year shown, benefits and values reflect only premiums paid during previous Policy years.


     The following example shows how the hypothetical net return of the Balanced Portfolio of the Fund would have affected benefits for a Policy dated January 1, 1995. This example assumes that Net Premiums and related Cash Values were in the Sub-Account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.
                              BALANCED PORTFOLIO
                   Male, Issue Age 35, $2,000 Annual Premium
               ($165,000 Specified Amount, Ultimate Select Risk)
                             Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates


                                              Cash Value            Net Surrender Value
                                       ------------------------   -----------------------
Policy Anniversary on January 1 of      Current     Guaranteed     Current     Guaranteed
------------------------------------   ---------   ------------   ---------   -----------
1996  ..............................   $           $              $           $
1997* ..............................
1998* ..............................

* For each year shown, benefits and values reflect only premiums paid during previous Policy years.

     The following example shows how the hypothetical net return of the Growth & Income Portfolio of the Fund would have affected benefits for a Policy dated January 1, 1995. This example assumes that Net Premiums and related Cash Values were in the Sub-Account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.


                           GROWTH & INCOME PORTFOLIO
                   Male, Issue Age 35, $2,000 Annual Premium
               ($165,000 Specified Amount, Ultimate Select Risk)
                             Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates


                                              Cash Value            Net Surrender Value
                                       ------------------------   -----------------------
Policy Anniversary on January 1 of      Current     Guaranteed     Current     Guaranteed
------------------------------------   ---------   ------------   ---------   -----------
1996  ..............................   $           $              $           $
1997* ..............................
1998* ..............................

* For each year shown, benefits and values reflect only premiums paid during previous Policy years.


     The following example shows how the hypothetical net return of the Tactical Asset Allocation Portfolio of the Fund would have affected benefits for a Policy dated January 1, 1995. This example assumes that Net Premiums and related Cash Values were in the Sub-Account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.


                      TACTICAL ASSET ALLOCATION PORTFOLIO
                   Male, Issue Age 35, $2,000 Annual Premium
               ($165,000 Specified Amount, Ultimate Select Risk)
                             Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates


                                              Cash Value            Net Surrender Value
                                       ------------------------   -----------------------
Policy Anniversary on January 1 of      Current     Guaranteed     Current     Guaranteed
------------------------------------   ---------   ------------   ---------   -----------
1996  ..............................   $           $              $           $
1997* ..............................
1998* ..............................

* For each year shown, benefits and values reflect only premiums paid during previous Policy years.


     The following example shows how the hypothetical net return of the C.A.S.E. Growth Portfolio of the Fund would have affected benefits for a Policy dated January 1, 1997, if the C.A.S.E. Growth Portfolio had been offered by the Policy as of January 1, 1996. This example assumes that Net Premiums and related Cash Values were in the Sub-Account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.


                           C.A.S.E. GROWTH PORTFOLIO
                   Male, Issue Age 35, $2,000 Annual Premium
               ($165,000 Specified Amount, Ultimate Select Risk)
                             Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates


                                              Cash Value            Net Surrender Value
                                       ------------------------   -----------------------
Policy Anniversary on January 1 of      Current     Guaranteed     Current     Guaranteed
------------------------------------   ---------   ------------   ---------   -----------
1997  ..............................   $           $              $           $
1998* ..............................

* For each year shown, benefits and values reflect only premiums paid during previous Policy years.

     The following example shows how the hypothetical net return of the Value Equity Portfolio of the Fund would have affected benefits for a Policy dated January 1, 1997, if the Value Equity Portfolio had been offered by the Policy as of January 1, 1996. This example assumes that Net Premiums and related Cash Values were in the Sub-Account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                            VALUE EQUITY PORTFOLIO
                   Male, Issue Age 35, $2,000 Annual Premium
               ($165,000 Specified Amount, Ultimate Select Risk)
                             Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates


                                              Cash Value            Net Surrender Value
                                       ------------------------   -----------------------
Policy Anniversary on January 1 of      Current     Guaranteed     Current     Guaranteed
------------------------------------   ---------   ------------   ---------   -----------
1997  ..............................   $           $              $           $
1998* ..............................

* For each year shown, benefits and values reflect only premiums paid during previous Policy years.


     The following example shows how the hypothetical net return of the International Equity Portfolio of the Fund would have affected benefits for a Policy dated January 1, 1997. This example assumes that Net Premiums and related Cash Values were in the Sub-Account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.
                        INTERNATIONAL EQUITY PORTFOLIO
                   Male, Issue Age 35, $2,000 Annual Premium
               ($165,000 Specified Amount, Ultimate Select Risk)
                             Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates


                                              Cash Value            Net Surrender Value
                                       ------------------------   -----------------------
Policy Anniversary on January 1 of      Current     Guaranteed     Current     Guaranteed
------------------------------------   ---------   ------------   ---------   -----------
1998  ..............................     $            $             $           $

     The following example shows how the hypothetical net return of the U.S. Equity Portfolio of the Fund would have affected benefits for a Policy dated January 1, 1997. This example assumes that Net Premiums and related Cash Values were in the Sub-Account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.
                             U.S. EQUITY PORTFOLIO
                   Male, Issue Age 35, $2,000 Annual Premium
               ($165,000 Specified Amount, Ultimate Select Risk)
                             Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates


                                              Cash Value            Net Surrender Value
                                       ------------------------   -----------------------
Policy Anniversary on January 1 of      Current     Guaranteed     Current     Guaranteed
------------------------------------   ---------   ------------   ---------   -----------
1998  ..............................     $            $             $           $

     Because the Third Avenue Value Portfolio had not yet commenced operations as of December 31, 1997, there are no hypothetical illustrations for this Portfolio.

OTHER PERFORMANCE DATA


      AUSA Life may compare the performance of each Sub-Account in advertising and sales literature to the performance of other variable life issuers in general, or to the performance of particular types of variable life insurance policies investing in mutual funds, or investment series of mutual funds, with investment objectives similar to each of the Sub-Accounts whose performance is reported by Lipper Analytical Services, Inc. ("Lipper") and Morningstar, Inc. ("Morningstar") or reported by other services, companies, individuals or other industry or financial publications of general interest, such as Forbes, Money, The Wall Street Journal, Business Week, Barron's, Kiplinger's Personal Finance and Fortune. Lipper and Morningstar are widely used independent research services which monitor and rank the performance of variable life insurance policies in each of the major categories of investment objectives on an industry-wide basis.


      Lipper's and Morningstar's rankings include variable annuity contracts as well as variable life insurance policies. The performance analyses prepared by Lipper and Morningstar rank such policies and contracts on the basis of total return, assuming reinvestment of distributions, but do not take sales charges, redemption fees or certain expense deductions at the separate account level into consideration.

      AUSA Life may also compare the performance of each Sub-Account in advertising and sales literature to the Standard & Poor's Index of 500 Common Stocks, a widely used measure of stock market performance, or other widely recognized indices. Unmanaged indices may assume the reinvestment of dividends, but usually do not reflect any "deduction" for the expense of operating or managing an investment portfolio.

      In addition, AUSA Life may, as appropriate, compare each Sub-Account's performance to that of other types of investments such as certificates of deposit, savings accounts and U.S. Treasuries, or to certain interest rate and inflation indices, such as the Consumer Price Index, which is published by the U.S. Department of Labor and measures the average change in prices over time of a fixed "market basket" of certain specified goods and services. Similar comparisons of Sub-Account performance may also be made with appropriate indices measuring the performance of a defined group of securities widely recognized by investors as representing a particular segment of the securities markets. For example, Sub-Account performance may be compared with Donoghue Money Market Institutional Average (money market rates), Lehman Brothers Corporate Bond Index (corporate bond interest rates) or Lehman Brothers Government Bond Index (long-term U.S. Government obligation interest rates).

                       AUSA LIFE AND THE SERIES ACCOUNT

AUSA LIFE INSURANCE COMPANY, INC.

      AUSA Life is incorporated under the laws of New York. AUSA Life is a stock life insurance company engaged in the business of writing life insurance policies and annuity contracts. AUSA Life is admitted to do business in 39 states and the District of Columbia. AUSA Life's principal business office is located in Purchase, New York; however, the Administrative Office and mailing address for all Policy transactions is P.O. Box 9054, Clearwater, FL 34618-9054. AUSA Life is a wholly-owned subsidiary of First AUSA Life Insurance Company ("First AUSA"), a stock life insurance company which is wholly-owned by AEGON USA, Inc. ("AEGON USA"). AEGON USA is a financial services holding company whose primary emphasis is on life and health insurance and annuity and investment products. AEGON USA is a wholly-owned indirect subsidiary of AEGON nv, a Netherlands corporation, which is a publicly traded international insurance group.

      PUBLISHED RATINGS OF AUSA LIFE. AUSA Life may from time to time publish in advertisements, sales literature and reports to Policyowners, the ratings and other information assigned to it by one or more independent rating organizations such as A.M. Best Company ("A.M. Best"), Moody's Investors Service, Inc. ("Moody's"), Standard & Poor's Insurance Rating Services ("Standard & Poor's"), and Duff & Phelps Credit Rating Co. ("Duff & Phelps"). A.M. Best's and Moody's ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. Standard & Poor's and Duff & Phelps provide ratings which measure the claims-paying ability of insurance companies. These ratings are opinions of an operating insurance company's financial capacity to meet the obligations of its insurance policies in accordance with their terms. Claims-paying ability ratings do not refer to an insurer's ability to meet non-policy obligations (i.e., debt/ commercial paper).

THE SERIES ACCOUNT

      AUSA Series Life Account ("Series Account") was established by AUSA Life as a separate account on October 24, 1994. The Series Account meets the definition of a "separate account" under the Federal securities laws. The Series Account will receive and invest the Net Premiums paid under this Policy and other flexible premium variable life insurance policies issued by AUSA Life.

      Although the assets of the Series Account are the property of AUSA Life, the New York Law, under which the Series Account was established, provides that the assets in the Series Account attributable to the Policies are not chargeable with liabilities arising out of any other business which AUSA Life may conduct. The assets of the Series Account shall, however, be available to cover the liabilities of the General Account of AUSA Life to the extent that the Series Account's assets exceed its liabilities arising under the Policies supported by it.

      The Series Account is currently divided into fifteen Sub-Accounts. Each Sub-Account invests exclusively in shares of a single Portfolio of the Fund. Income and both realized and unrealized gains or losses from the assets of each Sub-Account of the Series Account are credited to or charged against that Sub-Account without regard to income, gains or losses from any other Sub-Account of the Series Account or arising out of any other business AUSA Life may conduct.

                                POLICY BENEFITS

DEATH BENEFIT

      Policyowners designate in the initial application one of three death benefit options offered under the Policy: Death Benefit Option A ("Option A"), Death Benefit Option B ("Option B") and Death Benefit Option C ("Option C"). As long as the Policy remains In Force, (see Policy Lapse and Reinstatement - Lapse, p. 25), AUSA Life will, upon receiving due proof of the Insured's death, pay the death benefit proceeds of a Policy to the named Beneficiary in accordance with the designated death benefit option. The amount of the death benefit proceeds payable will be determined at the end of the Valuation Period during which the Insured dies. The proceeds may be paid in a lump sum or under one or more of the settlement options set forth in the Policy. (See Payment of Policy Benefits - Settlement

Options, p. 32.) AUSA Life guarantees that as long as the Policy remains In Force (see Policy Lapse and Reinstatement - Lapse, p. 25), the death benefit proceeds under any option will never be less than the Specified Amount of the Policy, but the proceeds will be reduced by any outstanding indebtedness and any due and unpaid charges. These proceeds will be increased by any additional insurance In Force provided by rider and any unearned loan interest.

      OPTION A. The death benefit is the greater of (i) the Specified Amount of the Policy, or (ii) a specified percentage (the "limitation percentage") times the Cash Value of the Policy on the date of death of the Insured. The limitation percentage is 250% for an Insured age 40 or below on the Policy Anniversary prior to the date of death. For an Insured with an Attained Age over 40 on a Policy Anniversary, the percentage declines as shown in the following Limitation Percentage Table. Accordingly, under Option A the death benefit will remain level unless the limitation percentage times the Cash Value exceeds the Specified Amount, in which case the amount of the death benefit will vary as the Cash Value varies.

      ILLUSTRATION OF OPTION A. For purposes of this illustration, assume that the Insured's Attained Age is under 40 and that there is no outstanding indebtedness. Under Option A, a Policy with a $50,000 Specified Amount will generally pay $50,000 in death benefits. However, because the death benefit must be equal to or be greater than 250% of Cash Value, any time the Cash Value of the Policy exceeds $20,000, the death benefit will exceed the $50,000 Specified Amount. Each additional dollar added to the Cash Value above $20,000 will increase the death benefit by $2.50.

      Similarly, so long as the Cash Value exceeds $20,000, each dollar taken out of the Cash Value will reduce the death benefit by $2.50. If at any time, however, the Cash Value multiplied by the limitation percentage is less than the Specified Amount, the death benefit will equal the Specified Amount of the Policy.

                          LIMITATION PERCENTAGE TABLE


    ATTAINED AGE                       PER YEAR
      OF INSURED             LESS      OVER AGE
 ----------------            ----      --------
under 40   ......   250%
41 - 45 .........   250%       7%        40
46 - 50    ......   215%       6%        45
51 - 55    ......   185%       7%        50
56 - 60    ......   150%       4%        55
61 - 65    ......   130%       2%        60
66 - 70    ......   120%       1%        65
71 - 75    ......   115%       2%        70
76 - 90    ......   105%       0%        75
91 - 95    ......   105%       1%        90

      OPTION B. The death benefit is equal to the greater of (i) the Specified Amount plus the Cash Value of the Policy on the date of death of the Insured or
(ii) the limitation percentage times the Cash Value of the Policy on the date of death of the Insured. The applicable percentage is 250% for an Insured age 40 or below on the Policy Anniversary prior to the date of death. For Insureds with an Attained Age over 40 on a Policy Anniversary, the percentage declines as shown in the Limitation Percentage Table above. Accordingly, under Option B the amount of the death benefit will always vary as the Cash Value varies.

      ILLUSTRATION OF OPTION B. For purposes of this illustration, assume that the Insured is under the age of 40 and that there is no outstanding indebtedness. Under Option B, a Policy with a Specified Amount of $50,000 will generally pay a death benefit of $50,000 plus Cash Value. Thus, for example, a Policy with a Cash Value of $10,000 will have a death benefit of $60,000 ($50,000 + $10,000). The death benefit, however, must be at least 250% of Cash Value. As a result, if the Cash Value of the Policy exceeds $33,333, the death benefit will be greater than the Specified Amount plus Cash Value. Each additional dollar of Cash Value above $33,333 will increase the death benefit by $2.50.

      Similarly, any time Cash Value exceeds $33,333, each dollar taken out of Cash Value will reduce the death benefit by $2.50. If at any time, however, Cash Value multiplied by the limitation percentage is less than the Specified Amount plus the Cash Value, then the death benefit will be the Specified Amount plus the Cash Value of the Policy.

      OPTION C. The death benefit is equal to the greater of (i) the Option A death benefit; or (ii) the Specified Amount times a "Factor", plus the Cash Value of the Policy on the Insured's date of death. The "Factor" is equal to the lesser of 1.0, and, four one-hundreths (0.04) times the difference of 95 minus the Insured's Attained Age on the date of death.

      Accordingly, under Option C the amount of the death benefit will vary as the Cash Value and the Insured's Attained Age varies.

      THREE ILLUSTRATIONS OF OPTION C.

      First illustration: assume that the Insured is under the age of 40 and that there is no outstanding indebtedness. Under Option C, a Policy with a Specified Amount of $50,000 and with a Cash Value of $10,000 will have a death benefit of $60,000 ($50,000 x the minimum of (1.0 and (0.04 x (95-40))) +
$10,000). So long as the Insured is under age 71, this benefit is the same as the Option B benefit.

      Second illustration: assume that the Insured is Attained Age 75 and that there is no outstanding indebtedness. Under Option C, a Policy with a Specified Amount of $50,000 and with a Cash Value of $12,000 will have a death benefit of $52,000 ($50,000 x the minimum of (1.0 and (0.04 x (95 - 75))) + $12,000). The death benefit, however, must be at least 105% of Cash Value as shown in the Limitation Percentage Table above.

      Third illustration: assume that the Insured is Attained Age 75 and that there is no outstanding indebtedness. Under Option C, a Policy with a Specified

Amount of $50,000 and with a Cash Value of $9,000 will have a death benefit equal to the Specified Amount of $50,000 since the calculation of $50,000 times the minimum of (1.0 and (0.04 x (95 - 75))) plus $9,000 is less than the Specified Amount.

      CHOOSING DEATH BENEFIT OPTION A, OPTION B OR OPTION C. Assuming the death benefit is not determined by reference to the limitation percentage, Option A will provide a Specified Amount of death benefit which does not vary with changes in Cash Value. Thus, under Option A, as Cash Value increases, AUSA Life's net amount at risk and therefore the pure insurance protection under the Policy will decline. In contrast, Option B involves a constant net amount at risk, assuming that the death benefit is not determined by reference to the limitation percentage. Therefore, assuming positive investment experience, the deduction for cost of insurance under a Policy with an Option A death benefit will be less than under a corresponding Policy with an Option B death benefit. Option C involves a constant net amount at risk at Attained Ages 70 or less, assuming that the death benefit is not determined by reference to the limitation percentage. At Attained Ages greater than 70, the net amount at risk under Option C will decline, assuming that the death benefit is not determined by reference to the limitation percentage.

      Assuming positive investment experience, the deduction for cost of insurance under a Policy with an Option C death benefit will ultimately be less than under a Policy with an Option B death benefit. Because of this, if investment performance is positive, Cash Value under Option A will increase faster than under Option B or Option C, but the total death benefit under Option B and Option C will generally be greater. Thus, Option A could be considered more suitable for Policyowners whose goal is increasing Cash Value based upon positive investment experience while Option B could be considered more suitable for Policyowners whose goal is increasing total death benefit, and Option C could be considered more suitable for Policyowners whose goal is increasing total death benefit prior to Attained Age 70 and increasing Cash Value based upon positive investment experience after Attained Age 70.

      CHANGE IN DEATH BENEFIT OPTION. Generally, the death benefit Option in effect may be changed by the Policyowner once each Policy year after the third Policy year, provided that no decrease in Specified Amount is made that year. A change in the Option may be made by sending AUSA Life a written request for change. A change in death benefit Option may have Federal income tax consequences. (See Federal Tax Matters, p. 36.)

      Under AUSA Life's current rules, no change may be made if it would result in a Specified Amount less than the minimum Specified Amount set forth in the Policy. The effective date of any change will be the Monthly Anniversary on or following receipt of the request. No charges will be imposed for making a change in death benefit option.

      On the effective date of change to a new Option the Specified Amount will be adjusted so that the Monthly Cost of Insurance on the effective date of change under the new Option will be equal to the Monthly Cost of Insurance that would have been deducted on that date under the prior Option. Upon such change, the Policyowner will be notified by AUSA Life of the new Specified Amount.

      CORRIDOR PERCENTAGE. If, pursuant to requirements of the Internal Revenue Code of 1986, as amended, the death benefit under a Policy is determined by reference to the limitation percentages discussed above, the Policy is described as "in the corridor," and an increase in the Cash Value of the Policy will increase the net amount at risk assumed by AUSA Life and consequently increase the cost of insurance deducted from the Cash Value of the Policy. (See Cash Value Charges - Cost of Insurance, p. 27.)

      INSURANCE PROTECTION. A Policyowner may decrease the pure insurance protection provided by a Policy (i.e., the difference between the death benefit and the Cash Value) in one of several ways as insurance needs change. These ways include decreasing the Specified Amount of insurance, changing the level of premium payments, and, to a lesser extent, making a cash withdrawal from the Policy. Although the consequences of each of these methods will depend upon the individual circumstances, they may be generally summarized as follows:

      (a) A decrease in the Specified Amount will, subject to the limitation percentage (see Policy Benefits - Death Benefit, p. 14), in general decrease the insurance protection and the charges under the Policy. A pro rata Decrease Charge will be assessed against Cash Value at the time of decrease during the first fifteen Policy years. (See Charges and Deductions - Pro Rata Decrease Charge, p. 27.)

      (b) If Option A is elected, an increased level of premium payments will reduce the pure insurance protection, until the limitation percentage times the Cash Value exceeds the Specified Amount. Increased premiums should increase the amount of funds available to keep the Policy In Force.

      (c) A cash withdrawal will reduce the death benefit. (See Surrender Privileges - Cash Withdrawals, p. 31.) It has no effect on the amount of pure insurance protection and charges under the Policy, unless the death benefit payable is governed by the limitation percentages. It results in a reduced amount of Cash Value and increases the possibility that the Policy will Lapse.

      (d) A reduced level of premium payments also generally increases the amount of pure insurance protection if Option A is elected, or maintains the same amount of pure insurance protection if Option B or Option C is elected, again depending on the limitation percentage. It results in a reduced amount of Cash Value and increases the possibility that the Policy will Lapse.

      An Owner may increase insurance protection without increasing the Policy's Specified Amount by purchasing a lower cost Primary Insured Rider ("PIR") at any time, or Primary Insured Rider Plus ("PIR Plus") at the time of application for the Policy. PIR or PIR Plus increases the death benefit under a Policy by the face amount of the rider. In addition, PIR or PIR Plus may be canceled separately from the Policy (I.E., it can be canceled without causing the Policy to be canceled or to lapse), and no additional Surrender Charge is assessed in connection with cancellation of these riders (see Optional Insurance Benefits - Primary Insured Rider and Primary Insured Plus Rider, p.
34).

      HOW DEATH BENEFITS MAY VARY IN AMOUNT. As long as the Policy remains In Force, AUSA Life guarantees that the death benefit will never be less than the Specified Amount of the Policy. These proceeds will be reduced by any policy loan, plus any unearned loan interest, and any due and unpaid charges.

      The death benefit may, however, vary with the Policy's Cash Value. Under Option A, the death benefit will only vary when the Cash Value multiplied by the limitation percentage exceeds the Specified Amount of the Policy. The death benefit under Option B will always vary with the Cash Value because the death benefit equals either the Specified Amount plus the Cash Value or the limitation percentage times the Cash Value. The death benefit under Option C will vary with the Cash Value and the Insured's Attained Age because the death benefit equals either the Factor times the Specified Amount plus the Cash Value, or the Specified Amount, or the limitation percentage times the Cash Value.

      DECREASE IN SPECIFIED AMOUNT. Subject to certain limitations, a Policyowner may decrease the Specified Amount of a Policy. A decrease in Specified Amount may affect the net amount at risk, which may affect a Policyowner's cost of insurance charge. (See Cash Value Charges - Cost of Insurance, p. 27.) A decrease in Specified Amount may also have Federal income tax consequences. (See Federal Tax Matters, p. 36.) The Policyowner may either change the death benefit Option or decrease the Specified Amount, but not both, only once each Policy year after the third Policy year. A pro rata Decrease Charge will be assessed against Cash Value at the time of decrease during the first fifteen Policy years. (See Charges and Deductions - Pro Rata Decrease Charge, p. 27.)

      No requested decrease in the Specified Amount will be permitted during the first three Policy years. Thereafter, any decrease in the Specified Amount will become effective on the Monthly Anniversary on or following receipt of a written request from the Policyowner by AUSA Life. The Specified Amount remaining In Force after any requested decrease may not be less than the minimum Specified Amount set forth in the Policy. AUSA Life reserves the right to limit any decrease to no more than 20% of the Specified Amount immediately prior to the decrease. If, following the decrease in Specified Amount, the Policy would not comply with the maximum premium limitations required by Federal tax law (see Premiums - Premium Limitations, p. 22), the decrease may be limited to the extent necessary to meet these requirements.

WHEN INSURANCE COVERAGE TAKES EFFECT

      No life insurance coverage shall take effect unless the proposed Insured and all additional Insureds proposed for coverage are alive and in the same condition of health as described in the application when the policy is delivered to the Policyowner and the full Initial Premium is paid. However, if the full Initial Premium is paid as set forth in the conditional receipt attached to the application, and the conditional receipt is delivered to the Policyowner, the terms of the conditional receipt shall apply.

      CONDITIONAL INSURANCE COVERAGE. Each and every person proposed for insurance must be insurable and acceptable to AUSA Life under its underwriting rules for the amount, plan and risk classification applied for on the later of:
(a) the date of application, or (b) the date of completion of all medical tests and examinations required by AUSA Life. Any check given for payment must be honored on first presentation. The conditional receipt and all coverages applied for on the application are void if a check or draft received for payment of the Initial Premium is not honored when first presented for payment.


      AMOUNT OF CONDITIONAL LIFE INSURANCE COVERAGE. If conditional insurance coverage becomes effective under the terms of the conditional receipt, then the amount of conditional life insurance coverage on any person proposed for insurance is the lesser of: (a) the amount of life insurance applied for on such person, or (b) $300,000 reduced by the amounts payable under all other life insurance or accidental death benefits then in force or pending with AUSA Life.

      WHEN CONDITIONAL LIFE INSURANCE COVERAGE BEGINS. If the conditions listed above are fulfilled, then the amount of conditional insurance coverage specified above shall take effect on the later of: (a) the date of the application, or (b) the date of the completion of all medical tests and examinations required by AUSA Life. All conditional coverages for each and every person proposed for insurance will be deemed void if the application contains material misrepresentation or is fraudulently completed. Benefits under the conditional receipt coverage will be denied if any person proposed for insurance commits suicide.

      WHEN CONDITIONAL LIFE INSURANCE COVERAGE ENDS. Conditional life insurance coverage shall terminate automatically, without notice, on the earliest of the following dates: (a) the date AUSA Life approves the Policy as applied for, or
(b) 10 days following any counteroffer by AUSA Life to offer insurance to any person proposed for insurance under a different plan or at an increased premium or on a different rate class or (c) at the end of the fraction of a year which the payment bears to the premium required to provide one month of insurance coverage in the amount as described above, or (d) at the beginning of the 60th day following the date of the conditional receipt.

CASH VALUE

      At the end of any Valuation Period, the Cash Value of the Policy is equal to the sum of the Policy's value in each Sub-Account of the Series Account plus the Fixed Account Value. There is no guaranteed minimum Cash Value.

      NET SURRENDER VALUE. A Policyowner may at any time surrender the Policy and receive the Policy's Net Surrender Value. (See Policy Rights - Surrender Privileges, p. 31.) The Net Surrender Value as of any date is equal to:

      (1) the Cash Value as of such date; minus
      (2) any surrender charge as of such date (as described on p. 26); minus
      (3) any outstanding Policy loan; plus
      (4) any unearned loan interest.

      DETERMINATION OF VALUES IN THE SERIES ACCOUNT. On the Record Date, the Policy's value in a Sub-Account of the Series Account will equal the portion of any Net Premium allocated to the Sub-Account, reduced by the portion of the first monthly deduction allocated to that Sub-Account. (See Payment and Allocation of Premiums - Allocation of Premiums and Cash Value, p. 23.) Thereafter, on each Valuation Date, the Policy's value in a Sub-Account of the Series Account will equal the number of units in the Sub-Account, multiplied by the unit value of that Sub-Account.

The number of units that a Policy has in each Sub-Account is equal to:

      (1) The initial units purchased on the Policy Date; plus

      (2) Units purchased at the time additional Net Premiums are allocated to the Sub-Account; plus

      (3) Units purchased through transfers from another Sub-Account or the Fixed Account; minus

      (4) Units that are redeemed to pay for monthly deductions as they are due; minus

      (5) Units that are redeemed to pay for any cash withdrawals; minus

      (6) Units that are redeemed as part of any transfer to another Sub-Account or the Fixed Account; minus

      (7) Units that are redeemed to pay any pro rata Decrease Charge incurred as a result of a decrease in the Specified Amount.

      The Policy's total value in the Series Account equals the sum of the Policy's value in each Sub-Account. (For a description of how the values of the Fixed Account are calculated, see The Fixed Account - Fixed Account Value, p. 35.) Because the Cash Value is dependent upon a number of variables, including the investment experience of the chosen Sub-Accounts of the Series Account, the frequency and amount of premium payments, transfers and surrenders, and charges assessed in connection with the Policy, a Policy's Cash Value cannot be predetermined.

      UNIT VALUE. The unit value of each Sub-Account was originally established at $10 per unit. The unit value may increase or decrease from one Valuation Period to the next. Unit values also will vary between Sub-Accounts. The unit value of any Sub-Account at the end of a Valuation Period is the result of:

        (1) The total value of the assets held in the Sub-Account, determined by multiplying the number of shares of the designated Portfolio owned by the Sub-Account times the Portfolio's net asset value per share; minus

        (2) A deduction for the charge for mortality and expense risks. This charge is used to compensate AUSA Life for its assumption of certain mortality and expense risks. The daily amount of this charge is equal to the net assets of the Sub-Account times the daily pro rata portion of the annual Mortality and Expense Risk Charge rate. This annual rate is equal to ninety one-hundredths of one percent (0.90%). AUSA Life currently intends to reduce this rate to 0.75% after the first fifteen Policy years, however, such reduction is not guaranteed; minus

        (3) The accrued amount of reserve for any taxes or other economic burden resulting from the application of tax laws that are determined by AUSA Life to be properly attributable to the Sub-Account; and the result divided by

        (4) The number of outstanding units in the Sub-Account.

      VALUATION DATE AND VALUATION PERIOD. The net asset value per share of shares of the Fund is determined, once daily, as of the close of the regular session of business on the New York Stock Exchange ("Exchange") (usually 4:00 p.m., Eastern time), on each day the Exchange is open.

                       INVESTMENTS OF THE SERIES ACCOUNT

WRL SERIES FUND, INC.

      The Series Account invests in shares of the Fund, a series mutual fund which is registered with the Securities and Exchange Commission ("SEC") as an open-end diversified management investment company. Such registration does not involve supervision of the management or investment practices or policies of the Fund by the Commission.

      Currently, the Portfolios of the Fund corresponding to the Sub-Accounts of the Series Account are: Aggressive Growth Portfolio, Emerging Growth Portfolio, Growth Portfolio, Global Portfolio, Balanced Portfolio,

Strategic Total Return Portfolio, Bond Portfolio, Growth & Income Portfolio, Money Market Portfolio, Tactical Asset Allocation Portfolio, C.A.S.E. Growth Portfolio, Value Equity Portfolio, U.S. Equity Portfolio, International Equity Portfolio and Third Avenue Value Portfolio. The assets of each Portfolio are held separate from the assets of the other Portfolios, and each Portfolio has investment objectives and policies which are different from those of the other Portfolios. Thus, each Portfolio operates as a separate investment fund, and the income or losses of one Portfolio have no effect on the investment performance of any other Portfolio. Pending any prior approval by a state insurance regulatory authority, certain Sub-Accounts and corresponding Portfolios may not be available to residents of some states.

      The investment objectives and policies of each Portfolio are summarized below. THERE IS NO ASSURANCE THAT ANY OF THE PORTFOLIOS WILL ACHIEVE ITS STATED OBJECTIVE. More detailed information, including a description of risks, can be found in the Prospectus for the Fund which should be read carefully.

      AGGRESSIVE GROWTH PORTFOLIO: This Portfolio seeks long-term capital appreciation by investing in a diversified, actively managed portfolio of equity securities.

      EMERGING GROWTH PORTFOLIO: This Portfolio seeks capital appreciation by investing primarily in common stocks of small and medium sized companies.

      GROWTH PORTFOLIO: This Portfolio seeks growth of capital by investing primarily in common stocks listed on a national securities exchange or traded on NASDAQ.

      GLOBAL PORTFOLIO: This Portfolio seeks long-term growth of capital in a manner consistent with preservation of capital, primarily through investments in common stocks of foreign and domestic issuers.

      BALANCED PORTFOLIO: This Portfolio seeks preservation of capital, reduced volatility, and superior long-term risk adjusted returns by investing primarily in common stock, convertible securities and fixed-income securities.

      STRATEGIC TOTAL RETURN PORTFOLIO: This Portfolio seeks to provide current income, long-term growth of income and capital appreciation by investing primarily in common stocks, income producing securities convertible into common stocks, and fixed-income securities.

      BOND PORTFOLIO: This Portfolio seeks the highest possible current income within the confines of the primary goal of insuring the protection of capital.

      GROWTH & INCOME PORTFOLIO: This Portfolio's objective is to seek total return by investing in securities that have defensive characteristics. The Portfolio will invest primarily in a diversified portfolio of equity and debt securities with an emphasis on sector investing.

      MONEY MARKET PORTFOLIO: This Portfolio seeks to obtain maximum current income consistent with preservation of principal and maintenance of liquidity. The Portfolio maintains a dollar-weighted average portfolio maturity of not more than 90 days by investing in U.S. dollar-denominated securities which have effective maturities of not more than 13 months and present minimal credit risks.

      TACTICAL ASSET ALLOCATION PORTFOLIO: This Portfolio seeks preservation of capital and competitive investment returns by investing primarily in stocks, United States Treasury bonds, notes and bills, and money market funds.

      C.A.S.E. GROWTH PORTFOLIO: This Portfolio's objective is annual growth of capital through investment in companies whose management, financial resources and fundamentals appear attractive on a scale measured against each company's present value.

      VALUE EQUITY PORTFOLIO: This Portfolio seeks to achieve maximum, consistent total return with minimum risk to principal by investing primarily in common stocks with above-average statistical value which, in the Sub-Adviser's opinion, are in fundamentally attractive industries and are undervalued at the time of purchase.

      INTERNATIONAL EQUITY PORTFOLIO: This Portfolio seeks long-term growth of capital by investing primarily in the common stock of foreign issuers traded on overseas exchanges and in foreign over-the-counter markets.

U.S. EQUITY PORTFOLIO: This Portfolio seeks long-term growth of capital by investing primarily in equity securities of U.S. companies.

      THIRD AVENUE VALUE PORTFOLIO: This Portfolio seeks long-term capital appreciation, primarily through equity securities of well financed companies believed to be priced below their private market values and debt securities providing strong protective covenants and high, effective yields.

      WRL Management, located at 201 Highland Avenue, Largo, FL 33770, a wholly-owned subsidiary of Western Reserve Life Assurance Co. of Ohio ("Western Reserve"), serves as investment adviser to the Fund and manages its assets in accordance with policies, programs and guidelines established by the Board of Directors of the Fund. AUSA Life, WRL Management and Western Reserve are affiliates.

      Each Sub-Adviser is a registered investment adviser under the Investment Advisers Act of 1940, as amended. The Sub-Advisers for the Portfolios of the Fund are:

Janus Capital Corporation ("Janus") serves as sub-adviser to the Growth and Global Portfolios of the Fund. WRL Management and Janus will divide equally monthly compensation at current annual rate 0.80% of the aggregate average daily net assets each of the Growth Portfolio and Global Portfolio.

      AEGON USA Investment Management, Inc. ("AIMI") is sub-adviser to the Balanced and Bond Portfolios of the Fund. AIMI is a wholly-owned subsidiary of AEGON USA and thus is an affiliate of AUSA Life. WRL Management and AIMI will divide equally monthly compensation at the current annual rate of 0.80% of the aggregate average daily net assets of the

Balanced Portfolio and WRL Management will receive monthly compensation at the current annual rate of 0.45% of the aggregate average daily net assets of the Bond Portfolio. From this amount, as compensation for its services, AIMI will receive 0.20% of the aggregate average daily net assets. AIMI's compensation will be reduced by 50% of the amount paid by WRL Management on behalf of the Balanced and Bond Portfolios pursuant to any expense limitation or other reimbursement.

      Van Kampen American Capital Asset Management, Inc. ("Van Kampen American Capital") is sub-adviser to the Emerging Growth Portfolio of the Fund. Van Kampen American Capital is an indirect wholly-owned subsidiary of VK/AC Holding, Inc. ("VK/AC Holding"). VK/AC Holding is a wholly-owned subsidiary of MSAM Holdings II, Inc., which, in turn, is a wholly-owned subsidiary of Morgan Stanley Group, Inc. WRL Management and Van Kampen American Capital will divide equally monthly compensation at the current annual rate of 0.80% of the aggregate average daily net assets of the Emerging Growth Portfolio. Van Kampen American Capital's compensation will be reduced by 50% of the amount paid by WRL Management on behalf of the Emerging Growth Portfolio pursuant to any expense limitation or other reimbursement.

      Luther King Capital Management Corporation ("Luther King") is sub-adviser to the Strategic Total Return Portfolio of the Fund. Ultimate control of Luther King is exercised by J. Luther King, Jr. WRL Management and Luther King will divide equally monthly compensation at the current annual rate of 0.80% of the aggregate average daily net assets of the Strategic Total Return Portfolio.

      Federated Investment Counseling ("Federated") is sub-adviser to the Growth & Income Portfolio of the Fund. Federated is a wholly-owned subsidiary of Federated Investors. WRL Management will receive monthly compensation at the current annual rate of 0.75% of the aggregate average daily net assets of the Growth & Income Portfolio. From this amount, as compensation for its services, Federated will receive payment of fees equal to 0.50% of the first $30 million of average daily net assets, 0.35% of the next $20 million of average daily net assets, and 0.25% of average daily net assets in excess of $50 million of the Growth & Income Portfolio.

      Fred Alger Management, Inc. ("Fred Alger") is sub-adviser to the Aggressive Growth Portfolio of the Fund. Fred Alger is a wholly-owned subsidiary of Fred Alger & Company, Incorporated, which, in turn, is a wholly-owned subsidiary of Alger Associates, Inc., a financial services holding company controlled by Fred M. Alger. WRL Management and Fred Alger will divide equally monthly compensation at the current annual rate of 0.80% of the aggregate average daily net assets of the Aggressive Growth Portfolio.

      Dean Investment Associates, a Division of C.H. Dean and Associates, Inc. ("Dean") is sub-adviser to the Tactical Asset Allocation Portfolio of the Fund. Dean is wholly-owned by C.H. Dean and Associates, Inc. WRL Management and Dean will divide equally monthly compensation at the current annual rate of 0.80% of the aggregate average daily net assets of the Tactical Asset Allocation Portfolio. Dean's compensation will be reduced by 50% of the amount paid by WRL Management on behalf of the Tactical Asset Allocation Portfolio pursuant to any expense limitation or other reimbursement.

      J.P. Morgan Investment Management Inc. ("J.P. Morgan") is sub-adviser to the Money Market Portfolio of the Fund. J.P. Morgan is a wholly-owned subsidiary of J.P. Morgan & Co. Incorporated. WRL Management will receive monthly compensation at the current annual rate of 0.40% of the aggregate average daily net assets of the Money Market Portfolio. From this amount, as compensation for its services, J.P. Morgan will receive 0.15% of the average daily net assets of the Money Market Portfolio.

      C.A.S.E. Management, Inc. ("C.A.S.E.") is sub-adviser to the C.A.S.E. Growth Portfolio of the Fund. C.A.S.E. is a wholly-owned subsidiary of C.A.S.E. Inc. C.A.S.E. Inc. is indirectly controlled by William Edward Lange, president and chief executive officer of C.A.S.E. WRL Management and C.A.S.E. will divide equally monthly compensation at the current annual rate of 0.80% of the aggregate average daily net assets of the C.A.S.E. Growth Portfolio.

      NWQ Investment Management Company, Inc. ("NWQ Investment") is sub-adviser to the Value Equity Portfolio of the Fund. NWQ Investment is a wholly-owned subsidiary of United Asset Management Corporation. WRL Management and NWQ Investment will divide equally monthly compensation at the current annual rate of 0.80% of the aggregate average daily net assets of the Value Equity Portfolio. NWQ Investment's compensation will be reduced by 50% of the amount paid by WRL Management on behalf of the Value Equity Portfolio pursuant to any expense limitation or other reimbursement.

      Scottish Equitable Investment Management Limited ("Scottish Equitable") is a co-sub-adviser to the International Equity Portfolio. Scottish Equitable is a wholly-owned subsidiary of Scottish Equitable plc, successor to Scottish Equitable Life Assurance Society, which was founded in Edinburgh in 1831. Scottish Equitable is also an indirect wholly-owned subsidiary of AEGON nv. WRL Management receives monthly compensation at the annual rate of 1.00% of the aggregate average daily net assets of the International Equity Portfolio. From this amount, Scottish Equitable receives 0.50% of average daily net assets of the Portfolio managed by Scottish Equitable, less 50% of the amount of excess expenses attributable to such assets.

      GE Investment Management Incorporated ("GEIM") also is a co-sub-adviser to the International Equity Portfolio and as sub-adviser to the U.S. Equity Portfolio. GEIM is a wholly-owned subsidiary of General

Electric Company ("GE"). GEIM's principal officers and directors serve in similar capacities with respect to General Electric Investment Corporation ("GEIC," and, together with GEIM, collectively referred to as "GE Investments"), which like GEIM is a wholly-owned subsidiary of GE. WRL Management receives monthly compensation at the annual rate of 1.00% of the aggregate average daily net assets of the International Equity Portfolio. From this amount, GEIM, receives 0.50% of average daily net assets managed by GEIM, less 50% of amount of excess expenses attributable to such assets.

      With respect to the U.S. Equity Portfolio, WRL Management and GEIM will divide equally monthly compensation at the current annual rate of 0.80% of the aggregate average daily net assets of the U.S. Equity Portfolio. GEIM's compensation will be reduced by 50% of the amount paid by WRL Management on behalf of the U.S. Equity Portfolio pursuant to any expense limitation or other reimbursement. Any amount borne by GEIM pursuant to any expense limitation constitutes an agreement between the Investment Adviser and GEIM only for the first twelve months following each Portfolio's commencement of operations. Thereafter, any such arrangements will be as mutually agreed upon by GEIM and the Investment Adviser.

      EQSF Advisers, Inc. ("EQSF") is sub-adviser to the Third Avenue Value Portfolio. EQSF is a New York corporation organized in 1988 and is controlled by Martin J. Whitman. WRL Management and EQSF will divide equally monthly compensation at the current annual rate of 0.80% of the aggregate average daily net assets of the Third Avenue Value Portfolio, EQSF's compensation will be reduced by 50% of the amount paid by WRL Management on behalf of the Third Avenue Value Portfolio, pursuant to any expense limitation or other reimbursement.

      In addition to the Series Account, shares of the Fund are also sold to the WRL Series Life Account and WRL Series Annuity Account, separate accounts established by Western Reserve for its variable life insurance policies and variable annuity contracts; the PFL Endeavor Variable Annuity Account, PFL Endeavor Platinum Variable Annuity Account, and the PFL Life Variable Annuity Account A, separate accounts of PFL Life Insurance Company; the AUSA Endeavor Variable Annuity Account, a separate account of AUSA Life, all affiliates of AUSA Life. Shares of the Fund may in the future be sold to other separate accounts, including separate accounts established for variable life insurance policies or variable annuity contracts issued by AUSA Life or its affiliates. It is conceivable that, in the future, it may become disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the Fund simultaneously. Although neither AUSA Life nor the Fund currently foresees any such disadvantages, either to variable life insurance policyowners or to variable annuity contract owners, the Fund's Board of Directors intends to monitor events in order to identify any material conflicts between the interests of such variable life insurance policyowners and variable annuity contract owners and to determine what action, if any, it should take. Such action could include the sale of Fund shares by one or more of the separate accounts, which could have adverse consequences. Material conflicts could result from, for example, (1) changes in state insurance laws,
(2) changes in Federal income tax laws, or (3) differences in voting instructions between those given by variable life insurance policyowners and those given by variable annuity contract owners. If the Board of Directors were to conclude that separate funds should be established for variable life and variable annuity separate accounts, AUSA Life will bear the attendant expenses, but variable life insurance policyowners and variable annuity contract owners would no longer have the economies of scale resulting from a larger combined fund.

ADDITION, DELETION, OR SUBSTITUTION OF INVESTMENTS

      AUSA Life reserves the right to transfer assets of the Series Account to another separate account which AUSA Life determines to be associated with the class of contracts to which the Policy belongs. AUSA Life also reserves the right, subject to compliance with applicable law, to make additions to, deletions from, or substitutions for the investments that are held by any Sub-Account or that any Sub-Account may purchase. Any such addition, deletion, or substitution by AUSA Life of shares of another Portfolio of the Fund or of another open-end, registered investment company, will only be taken if the shares of a Portfolio are no longer available for investment, or if in AUSA Life's judgment further investment in any Portfolio should become inappropriate in view of the purposes of the Series Account. AUSA Life will not add, delete or substitute any shares attributable to a Policyowner's interest in a Sub-Account of the Series Account without notice to and prior approval of the Commission, to the extent required by the 1940 Act or other applicable law. Nothing contained herein shall prevent the Series Account from purchasing other securities for other Portfolios or classes of policies, or from permitting a conversion between Portfolios or classes of policies on the basis of requests made by Policyowners.

      AUSA Life also reserves the right to establish additional Sub-Accounts of the Series Account, each of which would invest in a new Portfolio of the Fund, or in shares of another investment company, with a specified investment objective. New Sub-Accounts may be established when, in the sole discretion of AUSA Life, marketing, tax or investment conditions warrant, and any new Sub-Accounts will be made available to existing Policyowners on a basis to be determined by AUSA Life. AUSA Life may also eliminate one or more Sub-Accounts if, in its sole discretion, marketing, tax, or investment conditions warrant.

      In the event of any such substitution or change, AUSA Life may make such changes in this and other policies as may be necessary or appropriate to reflect such substitution or change. If deemed by AUSA Life to be in the best interests of persons having voting rights under the Policies, and when permitted by law, the Series Account may be (1) operated as a management company under the 1940 Act, (2) deregistered under the 1940 Act in the event such registration is no longer required, (3) managed under the direction of a committee, or (4) combined with one or more other separate accounts, or sub-accounts.

                      PAYMENT AND ALLOCATION OF PREMIUMS

ISSUANCE OF A POLICY

      Individuals wishing to purchase a Policy must send a completed application to AUSA Life, P.O. Box 9054, Clearwater, Florida 34618-9054. Under AUSA Life's current rules, the minimum Specified Amount of a Policy at issue for Issue Ages 0-45 is generally $50,000, declining to $25,000 for Issue Ages 46 to 80. Policies will generally be issued only to Insureds who supply evidence of insurability satisfactory to AUSA Life. AUSA Life may, however, at its sole discretion, issue a Policy to an individual above the age of 80. Acceptance is subject to AUSA Life's underwriting rules and AUSA Life reserves the right to reject an application for any reason permitted by law.

PREMIUMS

      Subject to certain limitations, a Policyowner has flexibility in determining the frequency and amount of premiums.

      PREMIUM FLEXIBILITY. Unlike conventional insurance policies, this Policy frees the Policyowner from the requirement that premiums be paid in accordance with a rigid and inflexible premium schedule. AUSA Life may require the Policyowner to pay an Initial Premium at least equal to a minimum monthly guarantee premium set forth in the Policy before issuing the Policy. (See Charges and Deductions - Premium Expense Charge, p. 26.) Thereafter, subject to the minimum and maximum premium limitations described below, a Policyowner may make unscheduled premium payments at any time in any amount.

      PLANNED PERIODIC PREMIUMS. Each Policyowner will determine a Planned Periodic Premium schedule that provides for the payment of a level premium at a fixed interval over a specified period of time. The Policyowner is not required to pay premiums in accordance with this schedule. Furthermore, the Policyowner has considerable flexibility to alter the amount, frequency, and the time period over which Planned Periodic Premiums are paid.

      The payment of a Planned Periodic Premium will not guarantee that the Policy remains In Force. Instead, the duration of the Policy depends upon the Policy's Net Surrender Value. Thus, even if Planned Periodic Premiums are paid by the Policyowner, the Policy will nonetheless lapse any time Net Surrender Value is insufficient to pay certain monthly charges, and a grace period expires without a sufficient payment. However, until the No Lapse Date as provided in the Policy, the Policy will remain In Force and no grace period will begin provided there has been no addition of any riders and the total of the premiums received (minus any withdrawals, any outstanding loans, and any pro rata Decrease Charge deducted from the Cash Value) is equal to or exceeds the minimum monthly guarantee premium set forth in the Policy times the number of months since the Policy Date, including the current month. (See Policy Lapse and Reinstatement - Lapse, p. 25.) The minimum monthly guarantee premium is set forth in the Policy unless changed due to a requested change under the Policy by the Policyowner, at which time the Policyowner will be notified of the new minimum monthly guarantee premium.

      PREMIUM LIMITATIONS. In no event may the total of all premiums paid, both scheduled and unscheduled, exceed the current maximum premium limitations which qualify the Policy as life insurance according to Federal tax laws. If at any time a premium is paid which would result in total premiums exceeding the current maximum premium limitation, AUSA Life will only accept that portion of the premium which will make total premiums equal the maximum. Any part of the premium in excess of that amount will be returned and no further premiums will be accepted until allowed by the current maximum premium limitations set forth in the Policy. Every premium payment, whether scheduled or unscheduled, must be at least the minimum payment amount required. Under AUSA Life's current rules, the minimum payment amount is $50. Premium payments less than this minimum amount may be returned to the Policyowner.

      PAYMENT OF PREMIUMS. Payments made by the Policyowner will be treated as a premium payment unless clearly marked as loan repayments. Certain charges will be deducted from each premium payment. (See Charges and Deductions - Premium Expense Charge, p. 26.)

      As an accommodation to Policyowners, AUSA Life will accept transmittal of initial and subsequent premiums of at least $1,000 by wire transfer. For an Initial Premium, the wire transfer must be accompanied by a simultaneous telephone facsimile transmission ("FAX") of a completed application. An Initial Premium accepted via wire transfer with FAX will be allocated in accordance with current procedures explained in the next section entitled, Allocation of Premiums and Cash Value - Allocation of Net Premiums, p. 23. An Initial Premium made by wire transfer not accompanied by a simultaneous FAX, or accompanied by a FAX of an incomplete application, will be retained for a period up to five business days while AUSA Life attempts to obtain the FAX or complete the essential information required to establish the Policy and allocate the Initial Premium at the unit value next determined after receipt of the FAX or information necessary to complete the application. If AUSA Life cannot obtain the FAX or essential information within five business days, AUSA Life will return the Initial Premium to the applicant, unless the applicant consents to allow AUSA Life to retain the Initial Premium until the required FAX or essential information is received.

      In the event the application with original signature is later received and the allocation instructions in that application, for any reason, are inconsistent with those previously designated on the FAX, the Initial Premium will be reallocated on the first Valuation Date on or following the Record Date in accordance with the allocation instructions in the application with original signature.

      Policyowners wishing to make payments via bank wire should instruct their banks to wire Federal Funds as follows:

      Barnett Bank of Pinellas County
      ABA #
      For credit to: AUSA Life
      Account #: Policyowner's Name:
      Policy Number:
      Attention: General Accounting
      Fax Number: (813) 588-1620

ALLOCATION OF PREMIUMS AND CASH VALUE

      NET PREMIUMS. The Net Premium equals the premium paid less the premium expense charges. (See Charges and Deductions - Premium Expense Charge, p. 26.) When an Initial Premium accompanies the application, monthly deductions from the Cash Value of the Policy commence on the Policy Date.

      ALLOCATION OF NET PREMIUMS. In the application for a Policy, the Policyowner will allocate Net Premiums to one or more of the Sub-Accounts of the Series Account, to the Fixed Account, or to a combination of both. Notwithstanding the allocation in the application, the Initial Premium, less charges, will first be allocated, on the first Valuation Date on or following the Policy Date, to the Sub-Account of the Series Account that invests exclusively in shares of the Money Market Portfolio, and will be reallocated in accordance with the Policyowner's directions in the application on the first Valuation Date on or following the Record Date. The Record Date of the Policy will be the date on which the Policy is recorded on AUSA Life's books as an In Force Policy. (See Payment and Allocation of Premiums beginning on page 22, and Policy Benefits - When Conditional Life Insurance Coverage Begins, p. 17.)

      Net premiums paid after the Record Date will be allocated in accordance with the Policyowner's instructions. AUSA Life does not currently require that allocation of Net Premiums to an Account meet a minimum percentage. AUSA Life does reserve the right to limit allocation of Net Premiums to any Account to no less than 10% of each Net Premium payment. No fractional percentages are permitted. The allocation of future Net Premiums may be changed currently without charge at any time by providing AUSA Life with written notification from the Policyowner, or by calling AUSA Life's toll-free number, 1-800-322-7160. AUSA Life will employ the same procedures to confirm that such telephone instructions are genuine as it employs regarding transfers among Sub-Accounts and the Fixed Account by telephone. Upon instructions from the Policyowner, the registered representative/agent of record may also change the allocation of future Net Premiums. AUSA Life reserves the right to limit the number of changes of the allocation of Net Premiums to one per year. AUSA Life also reserves the right to impose a charge of $25 for each change of allocation in excess of one per quarter. INVESTMENT RETURNS FROM THE AMOUNTS ALLOCATED TO SUB-ACCOUNTS OF THE SERIES ACCOUNT WILL VARY WITH THE INVESTMENT EXPERIENCE OF THESE SUB-ACCOUNTS AND THE POLICYOWNER BEARS THE ENTIRE INVESTMENT RISK.


      TRANSFERS. Cash Value may be transferred among the Sub-Accounts of the Series Account or from the Sub-Accounts to the Fixed Account. Transfers may also be made from the Fixed Account to the Sub-Accounts, subject to certain restrictions. (See The Fixed Account - Allocations, Transfers and Withdrawals, p. 35.) The amount of Cash Value available for transfer from any Sub-Account, or the Fixed Account, is determined at the end of the Valuation Period during which the transfer request is received at AUSA Life's Administrative Office. The net asset value for each share of the corresponding Portfolio of any Sub-Account is determined, once daily, as of the close of the regular business session of the New York Stock Exchange ("Exchange") (usually 4:00 p.m. Eastern time), which coincides with the end of each Valuation Period. (See Policy Benefits - Cash Value - Valuation Date and Valuation Period, p. 18.) Therefore, any transfer request received after the close of the regular business session of the Exchange, on any day the Exchange is open, will be processed on the next day the Exchange is open for business utilizing the net asset value for each share of the applicable Portfolio determined as of the close of the regular business session of the Exchange. Cash Value available for transfer from the Fixed Account will be determined in the same manner.


      Policyowners may make transfer requests in writing, or by telephone. Written requests must be in a form acceptable to AUSA Life. The registered representative/ agent of record for the Policy may, upon instructions from the Policyowner for each transfer, make telephone transfers upon request without the necessity for the Policyowner to have previously authorized telephone transfers in writing. If, for any reason, a Policyowner does not want the ability to make transfers by telephone, the Policyowner should provide written notice to AUSA Life at its Administrative Office. All telephone transfers should be made by calling AUSA Life at its toll-free number 1-800-322-7160. AUSA Life will not be liable for complying with telephone instructions it reasonably believes to be authentic, nor for any loss, damage, cost or expense in acting on such telephone instructions, and Policyowners will bear the risk of any such loss. AUSA Life will employ reasonable procedures to confirm that telephone instructions are genuine. If AUSA Life does not employ such procedures, it may be liable for losses due to unauthorized or fraudulent instructions. Such procedures may include, among others, requiring forms of personal identification prior to acting upon such telephone instructions, providing written confirmation of such transactions to Policyowners, and/or tape recording of telephone instructions received from Policyowners. AUSA Life may, at any time, revoke or modify the transfer privilege. Under AUSA Life's current procedures, it will effect transfers and determine all values in connection with transfers at the end of the Valuation Period during which the transfer request is received at AUSA Life's Administrative Office.

      AUSA Life reserves the right to charge a $25 fee for each transfer in excess of one per Policy month or twelve per Policy year. The transfer charge will not be increased. (See Optional Cash Value Charges - Cash Value Transfers, p. 28.) All transfers made in any one day will be considered a single transfer and any transfer charges will be deducted in an equal amount from each Sub-Account from which a transfer was made. Transfers resulting from policy loans, the exercise of conversion rights, and the reallocation of Cash Value immediately after the Record Date, will not be treated as a transfer for the purpose of this charge. No transfer charge will apply to transfers from the Fixed Account to a Sub-Account.

      AUSA Life or an affiliate may provide administrative or other support services to independent third parties authorized by Policyowners to conduct transfers on a Policyowner's behalf, or who provide recommendations as to how Sub-Account values should be allocated. This includes, but is not limited to, transferring Sub-Account values among Sub-Accounts in accordance with various investment allocation strategies such third party may employ. Such independent third parties may or may not be appointed AUSA Life agents for the sale of Policies. However, AUSA LIFE DOES NOT ENGAGE ANY THIRD PARTIES TO OFFER INVESTMENT ALLOCATION SERVICES OF ANY TYPE, SO THAT PERSONS OR FIRMS OFFERING SUCH SERVICES DO SO INDEPENDENT FROM ANY AGENCY RELATIONSHIP THEY MAY HAVE WITH AUSA LIFE FOR THE SALE OF POLICIES. AUSA LIFE THEREFORE TAKES NO RESPONSIBILITY FOR THE INVESTMENT ALLOCATIONS AND TRANSFERS TRANSACTED ON A POLICYOWNER'S BEHALF BY SUCH THIRD PARTIES OR ANY INVESTMENT ALLOCATION RECOMMENDATIONS MADE BY SUCH PARTIES. AUSA Life does not currently charge a Policyowner extra for providing these support services.

DOLLAR COST AVERAGING

      The Policyowner may direct AUSA Life to automatically transfer specified amounts from the Money Market Sub-Account, the Bond Sub-Account, the Fixed Account or any combination of these Accounts on a monthly basis to a Sub-Account. This service is intended to allow the Owner to utilize "Dollar Cost Averaging," a long-term investment method which provides for regular, level investments over time. AUSA Life makes no guarantees that Dollar Cost Averaging will result in a profit or protect against loss. To qualify for Dollar Cost Averaging a minimum of $5,000 must be in each Account from which transfers will be made and at least $1,000, in the aggregate, must be transferred each month, unless AUSA Life consents to a smaller amount.

      To further qualify for Dollar Cost Averaging from the Fixed Account, no more than one-tenth (1/10) of the amount in the Fixed Account at the commencement of Dollar Cost Averaging can be transferred each month. Other types of transfers from the Fixed Account may also be subject to certain other restrictions. (See The Fixed Account - Allocations, Transfers and Withdrawals on p. 35.)

      A written election of this service, on a form provided by AUSA Life, must be completed by the Policyowner in order to begin transfers. The first transfer will occur during the month which follows receipt of the form, providing the form is received by the 25th day of the month. Once elected, transfers from the Money Market or Bond Sub-Accounts, or the Fixed Account, will be processed monthly until the entire value of each Account from which transfers are made is completely depleted or the Policyowner instructs AUSA Life in writing to cancel the monthly transfers. For example, if $15,000 was allocated to the Money Market Sub-Account and $10,000 was allocated to the Bond Sub-Account and transfers of $500 are made each month from each of these Sub-Accounts to the Growth Sub-Account, transfers of $500 per month would continue to be made from the Money Market Sub-Account even though transfers from the Bond Sub-Account had ceased as a result of depletion of value. There is no charge for Dollar Cost Averaging. However, each transfer which occurs under the Dollar Cost Averaging service will be counted towards the twelve free transfers allowed during each Policy year. (See Payment and Allocation of Premiums - Allocation of Premiums and Cash Value - Transfers on p. 23.) AUSA Life may discontinue, modify, or suspend Dollar Cost Averaging at any time, following prior written notice to Policyowners. Dollar Cost Averaging is not available if the Owner has elected the Asset Rebalancing Program, or has elected an asset allocation service provided by a third party.

ASSET REBALANCING PROGRAM

      AUSA Life will offer a program under which the Policyowner may authorize AUSA Life to transfer automatically Cash Value periodically to maintain a particular percentage allocation among the Sub-Accounts. The Cash Value allocated to each Sub-Account will grow or decline in value at different rates. The Asset Rebalancing Program automatically reallocates the Cash Value in the Sub-Accounts at the end of each period to match the Contract's currently effective Net Premium allocation schedule. The Asset Rebalancing Program is intended to transfer Cash Value from those Sub-Accounts that have increased in value to those Sub-Accounts that have declined in value. Over time, this method of investing may help an Owner buy low and sell high. This investment method does not guarantee gains, nor does it assure that any Sub-Account will not have losses.

      To qualify for Asset Rebalancing, a minimum Cash Value of $5,000 for an existing Policy, or a minimum Initial Premium of $5,000 for a new Policy, is required. To participate in the Asset Rebalancing Program, a properly completed Asset Rebalancing Request Form must be received by AUSA Life at its Administrative Office. An Asset Rebalancing Request Form is available upon request.

      Owners may elect rebalancing to occur on each quarterly, semi-annual or annual anniversary of the Policy Date. Following receipt of the Asset Rebalancing Request Form, AUSA Life will effect the initial rebalancing of Cash Value on the next such anniversary, in accordance with the Policy's current Net Premium allocation schedule. The amounts transferred will be credited at the unit value next determined on the dates the transfers are made. If a day on which rebalancing would ordinarily occur falls on a day on which the New York Stock Exchange is closed, rebalancing will occur on the next day the New York Stock Exchange is open. The Asset Rebalancing Program is available only before the Maturity Date, and is not available if the Policyowner has elected Dollar Cost Averaging, or has elected an asset allocation service provided by a third party. There is no charge for the Asset Rebalancing Program. However, each reallocation which occurs under the Asset Rebalancing Program will be counted towards the twelve free transfers allowed during each Policy year. (See Payment and Allocation of Premiums - Allocation of Premiums and Cash Value - Transfers on p. 23.)

      The Policyowner may terminate participation at any time in the Asset Rebalancing Program by oral or written request to AUSA Life. Participation in the Asset Rebalancing Program will terminate automatically if any transfer is made to, or from, any Sub-Account, other than on account of a scheduled rebalancing. If the Policyowner wishes to resume the Asset Rebalancing Program after it has been canceled, a new Asset Rebalancing Request Form must be completed and sent to AUSA Life. The Policyowner may start and stop participation in the Asset Rebalancing Program at any time; however, AUSA Life reserves the right to restrict entry into the Asset Rebalancing Program to once per Policy Year. Cash Value allocated to the Fixed Account may not be included in the Asset Rebalancing Program.

      AUSA Life may discontinue, modify, or suspend, the Asset Rebalancing Program at any time, following prior written notice to Policyowners.

POLICY LAPSE AND REINSTATEMENT

      LAPSE. Unlike conventional life insurance policies, the failure to make a Planned Periodic Premium payment will not itself cause the Policy to lapse. Lapse will only occur where Net Surrender Value is insufficient to cover the monthly deduction, and a grace period expires without a sufficient payment by the Policyowner. If the Net Surrender Value on any Monthly Anniversary is insufficient to cover the monthly deduction on such day, AUSA Life will mail a notice to the last known address of the Policyowner and any assignee of record. A grace period of 61 days after the mailing date of the notice will be allowed for the payment of premiums. The notice will specify the minimum payment and the final date on which such payment must be received by AUSA Life to keep the Policy In Force. (See Charges and Deductions, p. 26.) If AUSA Life does not receive a sufficient payment within the grace period, Lapse of the Policy will result. If a sufficient payment is received during the grace period, any resulting Net Premium will be allocated among the Accounts, and any monthly deductions due will be charged to such Accounts, in accordance with the Policyowner's then current instructions. (See Allocation of Premiums and Cash Value - Allocation of Net Premiums, p. 23, and Charges and Deductions - Cash Value Charges, p. 27.) If the Insured dies during the grace period, the death benefit proceeds will equal the amount of the death benefit proceeds immediately prior to the commencement of the grace period, reduced by any due and unpaid charges.

      However, until the No Lapse Date as provided in the Policy, the Policy will not lapse and no grace period will begin provided (1) no riders have been added since the Policy Date, including the current month, and (2) the total of the premiums received (minus any withdrawals, any outstanding loans and any pro rata Decrease Charge deducted from the Cash Value) equals or exceeds the minimum monthly guarantee premium shown in the Policy times the number of months since the Policy Date, including the current month. Should the Policyowner request the addition of any rider after the Policy Date but prior to the No Lapse Date, the Policyowner will be notified as to the effect on grace period processing prior to the date the rider is effective.

      Essentially, the Policy will not lapse during the No Lapse Period, as long as the conditions in (1) and (2) above have been met, and even though Net Surrender Value at any point during the No Lapse Period is insufficient to cover the monthly deduction and a grace period has expired without a payment sufficient to cover the monthly deduction. Such a Lapse could happen if the investment experience has been sufficiently unfavorable to have resulted in a decrease in the Net Surrender Value, or the Net Surrender Value has decreased because not enough premiums have been paid to offset the monthly charges.

      REINSTATEMENT. A lapsed Policy may be reinstated any time within five years after the date of Lapse and before the Maturity Date by submitting the following items to Western Reserve:

      1. A written application for reinstatement from the Policyowner;
      2. Evidence of insurability satisfactory to AUSA Life; and
      3. A premium that, after the deduction of premium expense charges, is large enough to cover:
         (a) one monthly deduction at the time of termination;

         (b) the next two monthly deductions which will become due after the time of reinstatement; and

         (c) an amount sufficient to cover any surrender charge (as described below) as of the date of reinstatement.

      AUSA Life reserves the right to decline a reinstatement request. Any indebtedness on the date of Lapse will not be reinstated. The Cash Value of the Loan Reserve on the date of reinstatement will be zero. The amount of Net Surrender Value on the date of reinstatement will be equal to the Net Premiums paid at reinstatement, less the amounts paid in accordance with (a) and (c) above.

      Upon approval of the application for reinstatement, the effective date of reinstatement will be the first Monthly Anniversary on or next following the date AUSA Life approves the application for reinstatement.

                            CHARGES AND DEDUCTIONS

      Charges will be deducted in connection with the Policy to compensate AUSA Life for: (1) providing the insurance benefits set forth in the Policy and any optional insurance benefits added by rider; (2) administering the Policy; (3) assuming certain risks in connection with the Policy; and (4) incurring expenses in distributing the Policy. The nature and amount of these charges are described more fully below.

PREMIUM EXPENSE CHARGE

      Prior to allocation of Net Premiums among the Accounts, premiums paid will be reduced by a Premium Expense charge of 6.00% to compensate AUSA Life for distribution expenses and state premium taxes incurred in connection with the Policy and a premium collection charge of $3.00 per premium payment that will compensate AUSA Life for costs associated with premium billing and collection. The premium collection charge will not be increased in the future.

SURRENDER CHARGE

      During the first fifteen Policy years, a Surrender Charge will be incurred upon surrender of the Policy. The Surrender Charge consists of the SURRENDER CHARGE PER THOUSAND multiplied by the applicable SURRENDER CHARGE FACTOR.

      (a) SURRENDER CHARGE PER THOUSAND. The Surrender Charge Per Thousand Dollars of initial Specified Amount varies with the Insured's Issue Age, gender and classification. See Appendix C for a table of the charges per thousand dollars of initial Specified Amount.

      (b) SURRENDER CHARGE FACTOR. As stated above, the factor is applied to the charge per thousand dollars of initial Specified Amount due upon any Surrender of a Policy during the first fifteen Policy years. In Policy years 1-5 this factor is 1.00 for Insureds at Issue Ages 0 - 39 and then declines at a rate of 0.10 per year until reaching zero at the end of the fifteenth (15th) Policy year as shown below. For Insureds with Issue Ages older than 39, this factor is less than 1.00 at the end of the first (1st) Policy year and declines to zero at the end of the fifteenth (15th) Policy year. Therefore, application of the factor to the Surrender Charge Per Thousand in the event of any surrender during the second through fifteenth Policy years will result in the same or reduced surrender charges. If a surrender occurs after the fifteenth
(15th) Policy year, there is no Surrender Charge Per Thousand due. See the example below. Factors for the Builder Plus ProgramSM are different than those shown below. (See Charges And Deductions - Builder Plus ProgramSM, p. 29.)

                           SURRENDER CHARGE FACTORS
                               ISSUE AGES 0 - 39


Surrender Charge Factor
End of Policy Year*          Factor
-------------------------   -------
At Issue  ...............    1.00
1-5 .....................    1.00
6   .....................     .90
7   .....................     .80
8   .....................     .70
9   .....................     .60
10  .....................     .50
11  .....................     .40
12  .....................     .30
13  .....................     .20
14  .....................     .10
15  .....................       0
16+ .....................       0

* THE FACTOR ON ANY DATE OTHER THAN AN ANNIVERSARY WILL BE INTERPOLATED BETWEEN THE TWO END OF YEAR FACTORS.

      (c) EXAMPLE: Assume a male tobacco user purchases the Policy at Issue Age
35. The Surrender Charge Per Thousand is $16.48 (see Appendix C). This is multiplied by the Surrender Charge Factor resulting in the following Table of Surrender Charges:


    TABLE OF SURRENDER CHARGES PER $1,000 OF
     SPECIFIED AMOUNT AS OF THE POLICY DATE
              SURRENDER               SURRENDER
                CHARGE                 CHARGE
              PER $1,000             PER $1,000
             OF SPECIFIED            OF SPECIFIED
  END OF      AMOUNT ON     END OF    AMOUNT ON
POLICY          POLICY     POLICY      POLICY
   YEAR*       PAGE 3A      YEAR*      PAGE 3A
----------- -------------- -------- -------------
  At Issue     $ 16.48         9       $ 9.89
        1        16.48        10         8.24
        2        16.48        11         6.59
        3        16.48        12         4.94
        4        16.48        13         3.30
        5        16.48        14         1.65
        6        14.83        15         0.00
        7        13.18       16+         0.00
        8        11.54

* THE SURRENDER CHARGE ON ANY DATE OTHER THAN AN ANNIVERSARY WILL BE INTERPOLATED BETWEEN THE TWO END OF YEAR CHARGES.

PRO RATA DECREASE CHARGE

      If, during the first 15 Policy years, the Specified Amount is decreased, a pro rata Decrease Charge will be deducted from the Cash Value. The pro rata Decrease Charge is equal to:

      (1) the amount of the Specified Amount decrease; multiplied by

      (2) the Surrender Charge Per Thousand of Specified Amount as of the date of the decrease applicable to the Specified Amount as of the Policy Date. See Appendix C for a table of Surrender Charges.

      This pro rata Decrease Charge will not be deducted from the Cash Value when a Specified Amount decrease results from (a) a change in the death benefit Option, or (b) a withdrawal when the death benefit is Option A, as described in the Cash Withdrawals section below. If a pro rata Decrease Charge is deducted due to a decrease in Specified Amount, any future Surrender Charges incurred during the first fifteen Policy years will be reduced proportionately.

CASH VALUE CHARGES

      Charges will be deducted monthly from the Cash Value of each Policy ("monthly deduction") to compensate AUSA Life for certain administrative costs, the cost of insurance and optional benefits added by rider. The monthly deduction will be deducted on each Monthly Anniversary and will be allocated among the Accounts on the same basis as Net Premiums are allocated. If the value of any Account is insufficient to pay its part of the monthly deduction, the monthly deduction will be taken on a pro rata basis from all Accounts. Because portions of the monthly deduction, such as the cost of insurance, can vary from month-to-month, the monthly deduction itself will vary in amount from month-to-month.

      COST OF INSURANCE. AUSA Life will determine the monthly cost of insurance charge by multiplying the applicable cost of insurance rates by the net amount at risk for each Policy Month. The net amount at risk for a Policy Month is (a) the death benefit at the beginning of the Policy Month divided by
1.0032737 (which reduces the net amount at risk, solely for purposes of computing the cost of insurance, by taking into account assumed monthly earnings at an annual rate of 4%), less (b) the Cash Value at the beginning of the Policy Month.

      Cost of insurance rates will be based on the sex, Attained Age and rate class of the Insured, and the length of time a Policy has been In Force. The actual monthly cost of insurance rates will be based on AUSA Life's expectations as to future experience. They will not, however, be greater than the guaranteed cost of insurance rates set forth in the Policy. These guaranteed rates are based on the 1980 Commissioners Standard Ordinary (C.S.O.) Mortality Tables and the Insured's sex, Attained Age and rate class. For standard rate classes, these rates will not exceed rates contained in the 1980 C.S.O. Tables. AUSA Life also may guarantee that actual cost of insurance rates will not be changed for a specified period of time (e.g., one year). Any change in the cost of insurance rates will apply to all Insureds of the same age, sex, and rate class whose Policies have been In Force for the same length of time.

      The Policies offered by this Prospectus are based on mortality tables that distinguish between men and women. As a result, the Policy pays different benefits to men and women of the same age.

      The rate class of an Insured will affect the cost of insurance rate. AUSA Life currently places Insureds into the following four standard rate classes:
Ultimate Select, non-tobacco use, Select, non-tobacco use, Ultimate Standard, tobacco use, and Standard, tobacco use; as well as various other sub-standard rate classes involving a higher mortality risk. In an otherwise identical Policy, the cost of insurance rate is generally higher for tobacco use than for non-tobacco use and, within these two categories, higher for Insureds not in the Ultimate category than for Insureds in the Ultimate category.

      AUSA Life may also issue certain Policies on a "simplified" or expedited basis to certain categories of individuals (for example, Policies issued at a predetermined Specified Amount or underwritten on a group basis). Policies issued on this basis will have guaranteed cost of insurance rates no higher than the guaranteed rates for Select, non-tobacco use, or Standard, tobacco use, categories (as appropriate); however, due to the special underwriting criteria established for these issues, actual rates may be higher or lower than the current cost of insurance rates charged under otherwise identical Policies that are underwritten using standard underwriting criteria.

      MONTHLY POLICY CHARGE. AUSA Life has primary responsibility for the administration of the Policy and the Series Account. Annual administrative expenses include recordkeeping, processing death benefit claims, Policy changes, reporting and overhead costs. As reimbursement for administrative expenses related to the maintenance of each Policy and the Series Account, AUSA Life assesses a monthly administration charge from each Policy. This charge is currently $5.00 per Policy Month and is guaranteed never to exceed $7.50 per Policy Month.

OPTIONAL CASH VALUE CHARGES

      The following optional Cash Value charges will be deducted from the Policy as the result of changes or elections made to the Policy and initiated by the Policyowner.

      OPTIONAL INSURANCE BENEFITS. The monthly deduction will include charges for any optional insurance benefits added to the Policy by rider.

      CHANGE IN NET PREMIUM ALLOCATION. AUSA Life does not currently levy or charge when changes are made to allocation of Net Premium. However, AUSA Life reserves the right to impose a $25 charge for each change of Net Premium allocation in excess of one change per

Policy year quarter. If AUSA Life decides to impose this charge, Policyowners will be notified in writing in advance.

      CASH VALUE TRANSFERS. AUSA Life reserves the right to charge a $25 fee for each transfer in excess of one per month or twelve transfers per Policy year. If charged, this fee will be imposed and deducted from each amount transferred to compensate AUSA Life for the costs in effectuating the transfer. The transfer charge will not be increased in the future.

      CASH WITHDRAWALS. A processing fee equal to the lesser of $25 or 2% of the amount withdrawn will be deducted from amounts withdrawn from the Policy and the balance will then be paid to the Policyowner. This fee will not be increased.

CHARGES AGAINST THE SERIES ACCOUNT

      Certain expenses will be deducted as a percentage of the value of the net assets of the Series Account to compensate AUSA Life for certain risks assumed in connection with the Policy.

      MORTALITY AND EXPENSE RISK CHARGE. AUSA Life will deduct a daily charge from the Series Account at an annual rate of 0.90% of the average daily net assets of the Series Account. AUSA Life currently intends to reduce this charge to 0.75% after the first fifteen Policy years. However, such reduction is not guaranteed, and AUSA Life reserves the right to maintain this charge at the 0.90% level after the first fifteen Policy years. Under AUSA Life's current procedures, these amounts are paid to the General Account monthly.

      The mortality risk assumed by AUSA Life is that Insureds may live for a shorter time than projected. The expense risk assumed is that expenses incurred in issuing and administering the Policies will exceed the limits on administrative charges set in the Policies. AUSA Life also assumes risks with respect to other contingencies including the incidence of Policy loans, which may cause AUSA Life to incur greater costs than anticipated when designing the Policies.

      TAXES. Currently no charge is made to the Series Account for Federal income taxes that may be attributable to the Series Account. AUSA Life may, however, make such a charge in the future. Charges for other taxes, if any, attributable to the Series Account may also be made. (See Federal Tax Matters, p. 36.)

EXPENSES OF THE FUND

      Because the Series Account purchases shares of the Portfolios of the Fund, the net assets of the Series Account will reflect the investment management fee and other expenses incurred by the Portfolios of the Fund. (See p. 7 for a table of the Fund Annual Expenses.) (See pp. 19-20 for a discussion of the investment management fees of each Portfolio.)

      Effective January 1, 1997, the Fund adopted a Plan of Distribution pursuant to Rule 12b-1 under the 1940 Act ("Distribution Plan") and pursuant to the Plan, has entered into a Distribution Agreement with ISI, principal underwriter for the Fund.

      Under the Distribution Plan, the Fund, on behalf of the Portfolios, is authorized to pay to various service providers, as direct payment for expenses incurred in connection with the distribution of a Portfolio's shares, amounts equal to actual expenses associated with distributing a Portfolio's shares, up to a maximum rate of 0.15% (fifteen one-hundredths of one percent) on an annualized basis of the average daily net assets. This fee is measured and accrued daily and paid monthly. ISI has determined that it will not seek payment by the Fund of distribution expenses incurred with respect to any Portfolio during the fiscal year ending December 31, 1998. Prior to ISI's seeking reimbursement, Policyowners will be notified in writing in advance.

GROUP OR SPONSORED POLICIES

      A different form of the Policy may be purchased under group or sponsored arrangements ("Group/ Sponsored Policies"). Under Group/Sponsored Policies, a trustee, employer or similar entity purchases individual policies covering a group of individuals on a group basis. Examples of such arrangements are employer-sponsored benefit plans which are qualified under Section 401 of the Internal Revenue Code and deferred compensation plans. A "sponsored arrangement" includes a program under which an employer permits group solicitation of its employees or an association permits group solicitation of its members for the purchase of Policies on an individual basis.

      For Group/Sponsored Policies the premium expense charges, contingent surrender charges, minimum premium and minimum Specified Amount described in "Charges and Deductions" may be reduced. AUSA Life will issue Group/Sponsored Policies in accordance with its rules in effect as of the date an application for a Policy is approved. To qualify for Group/Sponsored Policies, a group or sponsored arrangement must satisfy certain criteria as to, for example, size and number of years in existence. Generally, the sales contacts and effort, administrative costs and mortality cost for Group/Sponsored Policies take into account such factors as the size of the group or sponsored arrangement, its stability as indicated by its term of existence, the purposes for which Group/ Sponsored Policies are purchased and certain characteristics of its members. The Group/Sponsored Policy's amount of reduction and the criteria for qualification will reflect the reduced sales effort resulting from sales to qualifying groups and sponsored arrangements. Group/ Sponsored Policies may not be available in certain states.

      AUSA Life may modify from time to time on a uniform basis the criteria for qualification for Group/ Sponsored Policies. In no event, however, will group or sponsored arrangements established for the sole purpose of purchasing Group/Sponsored Policies, or which have been in existence for less than six months, qualify for such Policies. Group/Sponsored Policies will not be unfairly discriminatory against any person, including the affected Policyowners and all other Policyowners of other forms of Policies funded by the Series Account.

      In 1983 the United States Supreme Court held that certain insurance policies, the benefits under which vary based on sex, may not be used to fund certain employer-sponsored benefit plans and fringe benefit programs. AUSA Life recommends that any employer proposing to offer the Group/Sponsored Policies to employees under a group or sponsored arrangement consult his or her attorney before doing so. (See Federal Tax Matters - Employment-Related Benefit Plans, p. 39.)

ASSOCIATE POLICIES

      Certain employees, field associates, directors and their relatives may purchase a different form of the Policy ("Associate Policy") under which AUSA Life, in addition to waiving or reducing the premium expense charges, contingent surrender charges, minimum premium and minimum Specified Amount, may waive or reduce the Monthly Policy Charge and the Surrender Charge. The Associate Policy is available to: (a) current and retired directors, officers, full-time employees and agents of AUSA Life and its affiliates; (b) current and retired directors, officers, full-time employees and registered representatives of ISI and any broker-dealer which has a sales agreement with ISI; (c) any Trust, pension, profit-sharing or other employee benefit plan of any of the foregoing persons or entities; (d) current and retired directors, officers and full-time employees of WRL Series Fund, Inc. and any IDEX mutual fund, and any investment adviser or investment sub-adviser thereto; and (e) any member of a family of any of the foregoing (e.g., spouse, child, sibling, parent-in-law). AUSA Life reserves the right to modify or terminate this arrangement at any time.

BUILDER PLUS PROGRAMSM

      AUSA Life also offers a different form of the Policy to Policyowners who make an Initial Premium payment of at least $10,000 or more, and which is at least 90% of the maximum allowable single premium ("Builder Plus Program Policies"). Under a Builder Plus Program Policy, the underwriting process is both expedited and shortened in length by reducing the number and extent of the items required to determine the risk assumed by AUSA Life. The Builder Plus Program Policy entails fewer administrative costs for AUSA Life and also reduces distribution costs by relieving sales representatives from some of the burden of assisting in the underwriting.

      A Builder Plus Program Policy sold under this simplified underwriting arrangement differs from a standard Policy in six principal respects: (1) a minimum Initial Premium payment which is at least $10,000 and which is at least 90% of the maximum allowable premium, (2) no premium expense charges are assessed, (3) the underwriting process is shorter and simpler, (4) the cost of insurance charges may be different for certain policyowners, (5) premium payment provisions may be more restricted than for Policies issued on a standard basis, and (6) most policies will be "modified endowment contracts" for Federal income tax purposes. (See Tax Treatment of Policy Benefits - Modified Endowment Contracts, p. 37.)

      Due to the lower administrative and distribution expenses associated with the Builder Plus Program Policies, no premium expense charges (i.e., sales charge, premium tax charge and premium collection charge) are made. (See Charges and Deductions - Premium Expense Charge, p. 26.) Depending on age of issue and Specified Amount, certain medical underwriting requirements will be waived.

      Additionally, the length of time the Surrender Charge Factor applies is reduced, as follows:

                           SURRENDER CHARGE FACTORS
                               ISSUE AGES 0 - 39


Surrender Charge Factor
End of Policy Year*          Factor
-------------------------   -------
At Issue  ...............    1.00
1-5 .....................    1.00
6   .....................     .80
7   .....................     .60
8   .....................     .40
9   .....................       0
10+ .....................       0

* THE SURRENDER CHARGE ON ANY DATE OTHER THAN AN ANNIVERSARY WILL BE INTERPOLATED BETWEEN THE TWO END OF YEAR SURRENDER CHARGES.


For Insureds Issue Ages older than 39, this factor is less than 1.00 at the end of the first (1st) Policy year and declines to zero at the end of the ninth
(9th) Policy year. Therefore, application of the factor to the Surrender Charge Per Thousand in the event of any surrender during the second through ninth Policy years will result in the same or reduced surrender charges. If a surrender occurs after the ninth (9th) Policy year, there is no Surrender Charge Per Thousand due.

      For a full explanation of the Surrender Charge, see Charges and Deductions - Surrender Charge, p. 26.

      Although for non sub-standard rate classes the guaranteed cost of insurance rates for policies will not be greater than those for standard Policies, current rates for policies during the first ten policy years may be higher for certain policyowners (i.e., those who are assigned to Ultimate Select, non-tobacco use, or Ultimate Standard, tobacco use, rate classes) than would be the case for standard Policies. (See Cash Value Charges - Cost of Insurance, p. 27.)

      Under AUSA Life's current rules, the minimum possible Specified Amount for a Builder Plus Program Policy at issue is the amount of insurance that the $10,000 Initial Premium payment will purchase based on the Insured's age, sex, and rate class and certain Federal tax law guidelines. Likewise, for any larger Initial Premium payment there will be a correspondingly larger minimum Specified Amount at issue.

      The maximum Specified Amount for a Builder Plus Program Policy is a function of the size of the Initial Premium payment and is approximately 111% of the lowest possible minimum Specified Amount available for the same amount of Initial Premium payment.

      Depending on the Specified Amount selected by the policyowner, a large Initial Premium payment, such as that required for a Builder Plus Program Policy, will generally limit the ability to make additional premium payments. This limit exists because the total of all premiums paid under a Builder Plus Program Policy may not exceed the maximum premium limitation imposed by Federal tax laws. (See Premiums - Premium Limitations, p. 22.) Of course, under a policy, there are no Planned Periodic Premiums.

      Most Builder Plus Program Policies will be modified endowment contracts. Distributions from modified endowment contracts are generally treated as ordinary income subject to tax up to the amount equal to the excess of the Cash Value before the distribution over the investment in the policy. In addition, the portion of any such distribution that is included in income is subject to a 10% penalty tax, except where the distribution is made on or after the policyowner attains age 591/2, is attributable to the policyowner becoming disabled or is part of a series of substantially equal periodic payments for the life (or the life expectancy) of the policyowner. Such distributions include surrenders, cash withdrawals and policy loans. (See Tax Treatment of Policy Benefits - Distributions From Policies Classified as Modified Endowment Contracts, p. 37.)

                                 POLICY RIGHTS

LOAN PRIVILEGES

      POLICY LOAN. After the first Policy year and so long as the Policy remains In Force, the Policyowner may borrow money from AUSA Life using the Policy as the only security for the loan. AUSA Life reserves the right to permit a Policy loan prior to the first Policy Anniversary for Policies issued pursuant to a transfer of cash values from another life insurance policy under
Section 1035(a) of the Internal Revenue Code of 1986, as amended. The maximum amount that may be borrowed is 90% of the Cash Value, less any surrender charge and any already outstanding Policy loan. AUSA Life reserves the right to limit the amount of any Policy loan to not less than $500. Outstanding loans have priority over the claims of any assignee or other person. The loan may be repaid totally or in part before the Maturity Date of the Policy and while the Policy is In Force. A loan which is taken from, or secured by, a Policy may have Federal income tax consequences. (See Federal Tax Matters, p. 36.)

      An amount equal to the loan plus interest in advance until the next Policy Anniversary will be withdrawn from the Account or Accounts specified and transferred to the Loan Reserve until the loan is repaid. The Loan Reserve is a portion of the Fixed Account used as collateral for any Policy loan. The Sub-Accounts of the Series Account may be specified. If no Account is specified, the loan amount will be withdrawn from each Account in the same manner as the current allocation instructions.

      The amount of the loan will normally be paid within seven days after receipt of a proper request in a manner permitted by AUSA Life. Postponement of loans may take place under certain conditions. (See General Provisions - Postponement of Payments, p. 32.) Under AUSA Life's current procedures, at each Anniversary, AUSA Life will compare the amount of the outstanding loan (including loan interest in advance until the next Policy Anniversary, if not paid) to the amount in the Loan Reserve (including interest credited to the Loan Reserve during the previous Policy year). AUSA Life will also make this comparison any time the Policyowner repays all or part of the loan, or makes a request to borrow an additional amount. At each such time, if the amount of the outstanding loan exceeds the amount in the Loan Reserve, AUSA Life will withdraw the difference from the Accounts and transfer it to the Loan Reserve in the same manner as when a loan is made. If the amount in the Loan Reserve exceeds the amount of the outstanding loan, AUSA Life will withdraw the difference from the Loan Reserve and transfer it to the Accounts in accordance with the Policyowner's current allocation instructions. AUSA Life reserves the right to require the transfer of such amounts to the Fixed Account, if such loans were originally transferred from the Fixed Account. (See The Fixed Account, p. 35.) No charge will be imposed for these transfers.

      INTEREST RATE CHARGED. The interest rate charged on Policy loans is 5.2% payable annually in advance (equivalent to an effective annual rate of 5.5%). If unpaid when due, interest will be added to the amount of the loan and will become part of the loan and bear interest at the same rate.

      LOAN RESERVE INTEREST RATE CREDITED. The amount transferred to the Loan Reserve will accrue interest at a minimum effective annual rate not less than 4%. AUSA Life may credit a higher rate, but it is not obligated to do so. Currently, AUSA Life is crediting an effective annual interest rate of 4.75% on all amounts borrowed during the first ten Policy years. On amounts borrowed, after the tenth Policy year, that are part of the Cash Value in excess of the cost basis (premiums less withdrawals) of the Policy the interest rate credited is currently equal to the interest rate being charged on the total loan while the remaining portion, if any, of the loan is credited the current rate of 4.75%.

      EFFECT OF POLICY LOANS. A Policy loan affects the Policy, because the death benefit and Net Surrender Value under the Policy are reduced by the amount of the loan. Repayment of the loan causes the death benefit and Net Surrender Value to increase by the amount of the repayment.

      As long as a loan is outstanding, an amount equal to the loan plus interest in advance until the next Policy Anniversary is held in the Loan Reserve. This amount will not be affected by the Series Account's investment performance. Amounts transferred from the Series Account to the Loan Reserve will affect the Series Account value because such amounts will be credited with an interest rate declared by AUSA Life rather than a rate of return reflecting the investment performance of the Series Account. (See The Fixed Account - Minimum Guaranteed and Current Interest Rates, p. 35.)

      There are risks involved in taking a Policy loan, a few of which include the potential for a Policy to lapse if projected earnings, taking into account outstanding loans, are not achieved, as well as adverse tax consequences which occur if a Policy lapses with loans outstanding. (See Federal Tax Matters - Tax Treatment of Policy Benefits, p. 37.)

      INDEBTEDNESS. Indebtedness equals the total of all Policy loans less any unearned loan interest on the loans. If indebtedness exceeds the Cash Value less the then applicable surrender charge, AUSA Life will notify the Policyowner and any assignee of record. If a sufficient payment equal to excess indebtedness is not received by AUSA Life within 61 days from the date notice is sent, the Policy will Lapse and terminate without value. The Policy, however, may later be reinstated. (See Policy Lapse and Reinstatement, p. 25.)

      REPAYMENT OF INDEBTEDNESS. Indebtedness may be repaid any time before the Maturity Date of the Policy and while the Policy is In Force. Payments made by the Policyowner while there is indebtedness will be treated as premium payments unless the Policyowner indicates that the payment should be treated as a loan repayment. (See Policy Rights - Benefits at Maturity, p. 32.) If not repaid, AUSA Life may deduct indebtedness from any amount payable under the Policy. As indebtedness is repaid, the Policy's value in the Loan Reserve securing the indebtedness repaid will be transferred from the Loan Reserve to the Accounts in the same manner as Net Premiums are allocated. However, AUSA Life reserves the right to require the transfer to the Fixed Account. AUSA Life will allocate the repayment of indebtedness at the end of the Valuation Period during which the repayment is received.

SURRENDER PRIVILEGES

      At any time before the earlier of the death of the Insured or the Maturity Date, the Policyowner may totally surrender or, after the first Policy year, make a cash withdrawal from the Policy by sending a written request to AUSA Life. The amount available for surrender is the Net Surrender Value at the end of the Valuation Period during which the surrender request is received at AUSA Life's Administrative Office. The Net Surrender Value is equal to the Cash Value as of the date of Surrender, less any surrender charge, and less any outstanding Policy loan, plus any unearned loan interest. A Surrender Charge may apply. (See Charges and Deductions - Surrender Charge, p. 26.) Surrenders from the Series Account will generally be paid within seven days of receipt of the written request. Postponement of payments may, however, occur in certain circumstances. (See General Provisions - Postponement of Payments, p. 32.) Additional restrictions may be applied to surrenders from the Fixed Account. (See The Fixed Account - Allocations, Transfers and Withdrawals, p. 35.) For the protection of Policyowners, all requests for cash withdrawals or total surrenders of more than $100,000, or where the withdrawal or surrender proceeds are to be sent to an address other than the address of record will require a signature guarantee. All required guarantees of signatures must be made by a national or state bank, a member firm of a national stock exchange or any other institution which is an eligible guarantor institution as defined by rules and regulations of the Commission. If the Policyowner is a corporation, partnership, trust or fiduciary, evidence of the authority of the person seeking redemption is required before the request for withdrawal is accepted, including withdrawals under $100,000. For additional information, Policyowners may call AUSA Life at (800) 322-7160. A cash withdrawal or total surrender may have Federal income tax consequences. (See Federal Tax Matters, p. 36.)

      TOTAL SURRENDERS. When the Policy is totally surrendered, the Policy itself must be returned to AUSA Life along with the request. A Policyowner may elect to have the amount paid in a lump sum or under a settlement option. (See Payment of Policy Benefits - Settlement Options, p. 32.)

      CASH WITHDRAWALS. Cash withdrawals are available after the first Policy year. Cash withdrawals are allowed only once each Policy year. For a cash withdrawal, the amount available may be limited to no less than $500 and to no more than 10% of the Net Surrender Value. The amount paid plus a processing fee equal to the lesser of $25 or 2% of the amount withdrawn will be deducted from the Policy's Cash Value at the end of the Valuation Period during which the request is received. The amount will be deducted from the Accounts in the same manner as the current allocation instructions unless the Policyowner directs otherwise.

      Cash withdrawals will affect both the Policy's Cash Value and the death benefit payable under the Policy. The Policy's Cash Value will be reduced by the amount of the cash withdrawal. Moreover, the death benefit proceeds payable under a Policy will generally be reduced by at least the amount of the cash withdrawal.

      In addition, when death benefit Option A is in effect, the Specified Amount will be reduced by the cash withdrawal. No cash withdrawal will be permitted which would result in a Specified Amount lower than the minimum Specified Amount set forth in the Policy or would deny the Policy status as life insurance under the Internal Revenue Code and applicable regulations. (See Cash Value Charges - Cost of Insurance, p. 27; Death Benefit - Insurance Protection, p. 16; and Federal Tax Matters - Tax Treatment of Policy Benefits,
p. 37.)

EXAMINATION OF POLICY PRIVILEGE ("FREE-LOOK")

      The Policyowner may cancel the Policy within 10 days after the Policyowner receives it. The Policyowner should mail or deliver the Policy to either AUSA Life or the agent who sold it. If the Policy is cancelled in a timely fashion, a refund will be made to the Policyowner. If the Policy is returned within the 10 day "Free-Look" period, it will be void from the beginning and a refund will be made to the Owner. The refund will equal the total of all premiums paid for this Policy.

CONVERSION RIGHTS

      At any time upon written request within 24 months of the Policy Date, the Policyowner may elect to transfer all Sub-Account values to the Fixed Account. No transfer charge will be assessed.

BENEFITS AT MATURITY

      If the Insured is living and the Policy is In Force, AUSA Life will pay the Net Surrender Value of the Policy on the Maturity Date. (See Cash Value - Net Surrender Value, p. 18.) The Policy will mature on the Anniversary nearest the Insured's 95th birthday, if the Insured is living and the Policy is In Force. AUSA Life is willing to extend the Maturity Date provided the Policy is still In Force on the Maturity Date and there are no unfavorable tax consequences. A tax advisor should thus be consulted about the tax consequences associated with any Maturity Date extension. Extension of the Maturity Date will be made upon mutual agreement between AUSA Life and the Policyowner, provided the Policyowner submits a written request to AUSA Life between 90 and 180 days prior to the Maturity Date, and provided the Policy may be extended with no unfavorable tax consequences to the Policyowner.

PAYMENT OF POLICY BENEFITS

      Death benefits under the Policy will ordinarily be paid within seven days after AUSA Life receives due proof of death, and verifies the validity of the claim. Other benefits will ordinarily be paid within seven days of receipt of proper written request (including an election as to tax withholding). Payments may be postponed in certain circumstances. (See General Provisions - Postponement of Payments, below and The Fixed Account - Allocations, Transfers and Withdrawals, p. 35.) The Policyowner may decide the form in which the benefits will be paid. During the Insured's lifetime, the Policyowner may arrange for the death benefits to be paid in a lump sum or under one or more of the settlement options described below. These choices are also available if the Policy is surrendered or matures. If no election is made, AUSA Life will pay the benefits in a lump sum.

      When death benefits are payable in a lump sum, the Beneficiary may select one or more of the settlement options. If death benefits become payable under a settlement option and the Beneficiary has the right to withdraw the entire amount, the Beneficiary may name and change contingent Beneficiaries.

      SETTLEMENT OPTIONS. Policyowners and Beneficiaries, subject to a prior election of the Policyowner, may elect to have benefits paid in a lump sum or in accordance with a variety of settlement options offered under the Policy. Once a settlement option is in effect, there will no longer be value in the Series Account or the Fixed Account. AUSA Life may make other settlement options available on the Fixed Account in the future. The effective date of a settlement provision will be either the date of surrender or the date of death of the Insured. For additional information concerning these options, see the Policy itself.

      OPTION A - PAYMENTS FOR A FIXED PERIOD. The proceeds plus interest will be paid in equal monthly installments for the period chosen until the fund has been paid in full. The period chosen may not exceed 30 years.

      OPTION B - LIFE INCOME. The proceeds will be paid in equal installments for the guaranteed payment period elected and continue for the life of the person on whose life the option is based. Such installments will be payable:
(a) during the lifetime of the payee or (b) during a fixed period certain and for the remaining lifetime of the payee or (c) until the sum of installments paid equals the proceeds applied and for the remaining life of the payee. Guaranteed payment periods may be elected for 5 and 10 years, or the period in which the total payments will equal the amount retained.

      OPTION C - JOINT AND SURVIVOR LIFE INCOME. The proceeds will be paid during the joint lifetime of two persons and (a) continue upon the death of the first payee for the remaining lifetime of the survivor or (b) be reduced by one-third upon the death of the first payee and continue for the remaining lifetime of the survivor.


                              GENERAL PROVISIONS


POSTPONEMENT OF PAYMENTS

      GENERAL. Payment of any amount from the Series Account upon complete surrender, cash withdrawal, Policy loan, or benefits payable at death or maturity may be postponed whenever: (i) the New York Stock Exchange is closed other than customary weekend and holiday closing, or trading on the New York Stock Exchange is restricted as determined by the SEC; (ii) the SEC by order permits postponement for the protection of Policyowners; or (iii) an emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the Series Account's net assets. Transfers may also be postponed under these circumstances. For restrictions applicable to payments from the Fixed Account, see The Fixed Account - Allocations, Transfers and Withdrawals,
p. 35.

      PAYMENT BY CHECK. Payments under the Policy of any amounts derived from premiums paid by check or bank draft may be delayed until such time as the check or bank draft has cleared the Policyowner's bank.

THE CONTRACT

      The Policy and attached copy of the application and any supplemental applications are the entire contract. Only statements in the application and any supplemental applications can be used to void the Policy or defend a claim. The statements are considered representations and not warranties. No Policy provision can be waived or changed except by endorsement. Only the President or Secretary of AUSA Life can agree to change or waive any provisions of the Policy.

SUICIDE

      If the Insured, while sane or insane, commits suicide within two years after the Policy Date, AUSA Life will pay only the premiums received, less any cash withdrawals and outstanding indebtedness. In the event of Lapse of the Policy, the suicide period will be measured from the effective date of reinstatement. If the Insured, while sane or insane, commits suicide within two years after the effective date of any increase in insurance or any reinstatement, AUSA Life's total liability with respect to such increase or reinstatement will be the cost of insurance charges deducted for such increase or reinstatement.

INCONTESTABILITY

      AUSA Life cannot contest the Policy as to the initial Specified Amount after it has been In Force during the lifetime of the Insured for two years from the Policy Date. If the Policy is reinstated, a new two year contestability period (apart from any remaining contestability period) will apply from the date of the application for reinstatement and will apply only to statements made in the application for reinstatement.

CHANGE OF OWNER OR BENEFICIARY

      The Beneficiary, as named in the Policy application or subsequently changed, will receive the Policy benefits at the Insured's death. If the named Beneficiary dies before the Insured, the contingent Beneficiary, if named, becomes the Beneficiary. If no Beneficiary survives the Insured, the benefits payable at the Insured's death will be paid to the Policyowner or the Policyowner's estate. As long as the Policy is In Force, the Policyowner or Beneficiary may be changed by written request from the Policyowner in a form acceptable to AUSA Life. The Policy need not be returned unless requested by AUSA Life. The change will take effect as of the date the request is signed, regardless of whether the Insured is living when the request is received by AUSA Life. AUSA Life will not, however, be liable for any payment made or action taken before receipt of the request.

ASSIGNMENT

      The Policy may be assigned by the Policyowner. AUSA Life will not be bound by the assignment until a written copy has been received at its Administrative Office and will not be liable with respect to any payment made prior to receipt. AUSA Life assumes no responsibility for determining whether an assignment is valid or the extent of the assignee's interest.

MISSTATEMENT OF AGE OR SEX

      If the age or sex of the Insured has been misstated, the death benefit will be adjusted based on what the cost of insurance charge for the most recent monthly deduction would have purchased based on the correct age and sex.

REPORTS AND RECORDS

      AUSA Life will maintain all records relating to the Series Account and the Fixed Account. AUSA Life will mail to each Policyowner, at the last known address of record, reports required by applicable laws and or regulations.

      AUSA Life will send Policyowners written confirmation within seven days of the following transactions: unplanned and certain planned premium payments, Cash Value transfers, change in death benefit option or Specified Amount, total surrender or cash withdrawals, and Policy loans or repayments. AUSA Life will also send each Policyowner an annual statement at the end of the Policy year showing for the year, among other things, the month and amount of each: premium payment made, monthly deduction, transfer, cash withdrawal and Policy loan or repayment. The annual statement will also show Policy year-end Net Surrender Value, death benefit and Policy loan value, as well as other Policy activity during the year.

OPTIONAL INSURANCE BENEFITS

      Subject to certain requirements, one or more of the following optional insurance benefits may be added to a Policy by rider. The cost of any optional insurance benefits will be deducted as part of the monthly deduction. (See Charges and Deductions - Optional Cash Value Charges, p. 27.) For purposes of the riders, the person insured under the Policy is referred to as the Primary Insured, and the term "Face Amount" refers to the level term insurance amount payable at death.

      CHILDREN'S INSURANCE RIDER: Provides a Face Amount on each of the Primary Insured's children, as defined in the rider. Under the terms of the rider, the death benefit will be payable to the Insured upon receipt of proof that the death of an insured child occurred while the rider and coverage on such child was In Force. Upon the Primary Insured's death, while the rider is in force, the rider will terminate 31 days after such death and a separate life insurance policy will be offered to each insured child for an amount equal to the level death benefit amount of the rider at a premium based upon the Attained Age of each insured child.

      ACCIDENTAL DEATH BENEFIT RIDER: Provides a Face Amount if the Primary Insured's death results from accidental bodily injury, as defined in the rider. Certain risks, as defined in the rider, are not covered. Under the terms of the rider, the additional benefits provided in the rider will be paid upon receipt of proof by AUSA Life that death resulted from bodily injuries effected directly and independently of all other causes through external, violent and accidental means; occurred within 90 days from the date of accident causing such injuries; and occurred while the rider was In Force. The rider will terminate on the earliest of the Policy Anniversary nearest the Primary Insured's 70th birthday, the date the Policy terminates, or the Monthiversary on which the rider is terminated on request by the Policyowner.

      OTHER INSURED RIDER: Provides that AUSA Life will pay the Face Amount of the rider to the Primary Insured upon receipt of due proof of the other Insured's death. On any Monthiversary while the rider is In Force, the Policyowner may exchange the rider without evidence of insurability for a new Policy on the other Insured's life upon written request subject to the following: (a) the rider has not reached the Anniversary nearest the other Insured's 70th birthday; (b) the new policy is any permanent plan of insurance then offered by AUSA Life; (c) the amount of insurance upon conversion will equal the Face Amount then In Force under the rider; and (d) the payment of the premium will be based on the other Insured's rate class under the rider.

      DISABILITY WAIVER RIDER: Provides a waiver of the monthly deductions for the Policy while the Insured is disabled. Under the terms of the rider, the monthly deductions will be waived upon receipt of proof adequate to AUSA Life that: the Insured is totally disabled, as defined in the rider; the disability commenced while the rider was In Force; the disability began before the Anniversary nearest the Insured's 60th birthday; and total disability has existed continuously for at least six months. No monthly deduction will be waived which falls due more than one year prior to receipt by AUSA Life of written notice of a claim. Certain risks, as defined in the rider, are not covered.

      DISABILITY WAIVER AND MONTHLY INCOME RIDER: Provides the identical benefit as the Disability Waiver Rider and, in addition, a monthly income benefit up to a maximum 120 monthly payments.

      PRIMARY INSURED RIDER ("PIR") AND PRIMARY INSURED RIDER PLUS ("PIR PLUS"): Provides term insurance coverage for the insured on a basis different from the coverage provided under the Policy. The PIR may be purchased at any time, either at the time of application for the Policy, or after the Record Date. The PIR Plus may only be purchased at the time of application.

      PIR or PIR Plus increases the death benefit provided under the Policy by the Face Amount of the rider. The PIR terminates at age 70; the PIR Plus terminates at age 65. No additional Surrender Charge is assessed in connection with PIR or PIR Plus coverage. Generally, coverage provided by PIR or PIR Plus has a lower cost than that provided under the Policy, but has no Cash Value associated with it. Owners may reduce or cancel coverage under a PIR or PIR Plus rider separately from reducing the Specified Amount of a Policy. Likewise, the Specified Amount of a Policy may be decreased, subject to certain minimums, without reducing the coverage under PIR or PIR Plus.

      Because no Surrender Charge is assessed in connection with a reduction of coverage under PIR or PIR Plus, such a reduction may be less expensive than a decrease in Specified Amount under the Policy if the increment of Specified Amount that is reduced is subject to a Surrender Charge. On the other hand, continuing coverage on an increment of Specified Amount under the Policy may have a cost of insurance that is higher than the cost of the same amount of coverage under PIR or PIR Plus.

      There may be circumstances in which it will be to your advantage to obtain a portion of your insurance coverage under PIR or PIR Plus. These circumstances depend on many factors, including the premium levels, amounts and duration of coverage needed, as well as the age, sex and risk classification of the Insured. Your registered representative can provide you with further information explaining how PIR and PIR Plus coverage can affect your Policy values under different assumptions. AUSA Life reserves the right to discontinue the availability of these riders for new Policies at any time, and also reserves the right to modify the terms of these riders for new Policies, subject to approval by the state insurance departments.

TERMINAL ILLNESS ACCELERATED DEATH BENEFIT RIDER

      In states where this rider has been approved by that state's department of insurance, upon receipt of proof satisfactory to AUSA Life that the Insured has incurred a condition resulting from illness which, as determined by a Physician, has reduced life expectancy to not more than 12 months from the date of the Physician's Statement (a "Terminal Condition"), AUSA Life will pay to the Policyowner a "Single Sum Benefit", equal to:

      (a) the Death Benefit in effect on the date the Single Sum Benefit is paid; multiplied by
      (b) the Election Percentage; divided by
      (c) 1 + i, where i equals the greater of (A) and (B) on the date the Single Sum Benefit is paid. (A) equals the interest rate determined under Internal Revenue Code section 846(c)(2), as it may be amended from time to time; and (B) equals the Policy Loan Interest Rate; minus
      (d) indebtedness, if any, at the time the Single Sum Benefit is paid, multiplied by the Election Percentage.

      "Death Benefit" under the Rider means the amount payable at death of the Insured under the Policy, plus the benefit payable under any In Force Primary Insured Rider. (See Optional Insurance Benefits - Primary Insured Rider and Primary Insured Rider Plus, above.) "Election Percentage" means a percentage, selected by the Policyowner, not to exceed 100% of the Policy's Death Benefit, as defined under the rider; however, in no event will the Election Percentage result in a Single Sum Benefit greater than $500,000. A "Physician" may be a Doctor of Medicine or a Doctor of Osteopathy, licensed to practice medicine and treat injury or illness in the state in which treatment is received and who is acting within the scope of that license, and must be someone other than the Insured, the Policyowner, a person who lives with the Insured or Policyowner, or a person who is part of the Insured's or Policyowner's "Immediate Family" (spouse, child, brother, sister, parent, grandparent or grandchild of the Insured). The "Physician's Statement" must be a written statement signed by a Physician which provides the Physician's diagnosis of the Insured's non-correctable medical condition. It must state with reasonable medical certainty that the non-correctable medical condition will result in the death of the Insured within 12 months of the Physician's Statement, taking into consideration the ordinary and reasonable medical care, advice and treatment available in the same or similar communities.

      The rider will not pay benefits for a Terminal Condition resulting from self-inflicted bodily injuries occurring within the same period specified in the Policy's suicide provision. The rider terminates at the earliest of (a) the date the Policy terminates, (b) the effective date of a settlement option elected under the Policy, (c) the date the Single Sum Benefit is paid, or (d) the date the Policyowner elects to terminate the rider.

      Pursuant to the recently enacted Health Insurance Portability and Accountability Act of 1996, AUSA Life believes that for federal income tax purposes a Single Sum Benefit payment made under the Terminal Illness Accelerated Death Benefit Rider should be fully excludable from the gross income of the beneficiary, as long as the beneficiary is the Insured under the Policy. However, a Policyowner should consult a qualified tax advisor about the consequences of adding this rider to a Policy or requesting a Single Sum Benefit payment under this rider.

      There is no additional charge for this rider. This rider may not be available in all states or, if available, the terms of the rider may vary, in accordance with the requirements of each state's insurance laws.

                               THE FIXED ACCOUNT

      A Policyowner may allocate Net Premiums and transfer Cash Value to the Fixed Account, which is part of AUSA Life's General Account. Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933 and neither the Fixed Account nor the General Account has been registered as an investment company under the 1940 Act. Accordingly, neither the Fixed Account, the General Account nor any interests therein are generally subject to the provisions of these acts and AUSA Life has been advised that the staff of the Commission has not reviewed the disclosures in this Prospectus relating to the Fixed Account. Disclosures regarding the Fixed Account may, however, be subject to certain generally applicable provisions of the Federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

      The portion of the Cash Value allocated to the Fixed Account (the "Fixed Account Value") will be credited with rates of interest, as described below. Because the Fixed Account Value becomes part of AUSA Life's General Account, AUSA Life assumes the risk of investment gain or loss on this amount. All assets in the General Account are subject to AUSA Life's general liabilities from business operations.

FIXED ACCOUNT VALUE

      At the end of any Valuation Period, the Fixed Account Value is equal to:

      1. The sum of all Net Premium payments allocated to the Fixed Account;
         plus
      2. Any amounts transferred from a Sub-Account to the Fixed Account; plus
      3. Total interest credited to the Fixed Account; minus
      4. Any amounts charged to pay for monthly deductions as they are due;
         minus
      5. Any cash withdrawals or surrenders from the Fixed Account; minus
      6. Any amounts transferred to a Sub-Account from the Fixed Account; minus
      7. Any amounts withdrawn from the Fixed Account to pay the pro rata Decrease Charge incurred as a result of a decrease in the Specified Amount.


MINIMUM GUARANTEED AND CURRENT INTEREST RATES

      The Fixed Account Value, including the Loan Reserve, is guaranteed to accumulate at a minimum effective annual interest rate of 4%. AUSA Life presently credits the Fixed Account Value with current rates in excess of the minimum guarantee but it is not obligated to do so. These current interest rates are influenced by, but do not necessarily correspond to, prevailing general market interest rates. Because AUSA Life, at its sole discretion, anticipates changing the current interest rate from time to time, different allocations to and from the Fixed Account Value will be credited different current interest rates.

      AUSA Life further guarantees that when a higher current interest rate is declared on an allocation to the Fixed Account, that interest rate will be guaranteed on such allocation for at least a one year period (the "Guarantee Period"), unless the Cash Value associated with an allocation has been transferred to the Loan Reserve. AUSA Life reserves the right to apply a different current interest rate to that part of the Cash Value equal to the Loan Reserve. At the end of the Guarantee Period, AUSA Life reserves the right to declare a new current interest rate on such allocation and accrued interest thereon (which may be a different current interest rate than the current interest rate on new allocations to the Fixed Account on that date). The rate declared on such allocation and accrued interest thereon at the end of each Guarantee Period will be guaranteed again for another Guarantee Period. At the end of any Guarantee Period, any interest credited on the Policy's Cash Value in the Fixed Account in excess of the minimum guaranteed rate of 4% per year will be determined in the sole discretion of AUSA Life. The Policyowner assumes the risk that interest credited may not exceed the guaranteed minimum rate.

      Allocations from the Fixed Account Value to provide: a) cash withdrawal amounts, b) transfers to the Series Account, or c) monthly deduction charges are currently, for the purpose of crediting interest, accounted for on a last in, first out ("LIFO") method.

      AUSA Life reserves the right to change the method of crediting interest from time to time, provided that such changes will not have the effect of reducing the guaranteed rate of interest below 4% per annum or shorten the Guarantee Period to less than one year.

ALLOCATIONS, TRANSFERS AND WITHDRAWALS

      Net premium payments and transfers to the Fixed Account will be allocated to the Fixed Account on the first Valuation Date on or following the date AUSA Life receives the payment or transfer request at its Administrative Office, except Net Premium received prior to the Policy Date will take place on the Policy Date (or the Record Date, if later).

      For transfers from the Fixed Account to a Sub-Account, AUSA Life reserves the right to require that transfer requests be in writing and received at AUSA Life's Office within 30 days after a Policy Anniversary. The maximum amount that may be transferred is limited to the greater of (a) 25% of the amount in the Fixed Account, or (b) the amount transferred in the prior Policy year from the Fixed Account, unless AUSA Life consents otherwise. Please consult your Policy for details. No transfer charge will apply to transfers from the Fixed Account to a Sub-Account. Amounts may be withdrawn from the Fixed Account for cash withdrawals and surrenders only upon written request of the Policyowner, and are subject to any applicable requirement for a signature guarantee. (See Policy Rights -Surrender Privileges, p. 31.) AUSA Life further reserves the right to defer payment of transfers, cash withdrawals, or surrenders from the Fixed Account for up to six months. In addition, Policy provisions relating to transfers, cash withdrawals or surrenders from the Series Account will also apply to Fixed Account transactions.

                         DISTRIBUTION OF THE POLICIES

      The Policy will be sold by individuals who, in addition to being licensed as life insurance agents for AUSA Life, are also registered representatives of ISI, an affiliate of AUSA Life and the principal underwriter of the Policies, or of broker-dealers who have entered into written sales agreements ("Sales Agreements") with the principal underwriter for promotion and sale of the Policies. ISI is registered with the Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. No amounts have been retained by ISI for acting as principal underwriter for the Policies. The compensation payable to registered representatives who are appointed agents of AUSA Life for sales of the Policies may vary with the Sales Agreement, but is not expected to exceed 65% of all premiums paid during the first Policy year, plus 3.0% on all premiums paid thereafter. In addition, certain production, persistency and managerial bonuses may be paid.

                              FEDERAL TAX MATTERS

INTRODUCTION

      The ultimate effect of federal income taxes on the Cash Value and on the economic benefit to the Policyowner or Beneficiary depends on AUSA Life's tax status and upon the tax status of the individual concerned. The discussion contained herein is general in nature and is not intended as tax advice. For complete information on Federal and state tax considerations, a qualified tax advisor should be consulted. No attempt is made to consider any applicable state or other tax laws. Because the discussion herein is based upon AUSA Life's understanding of federal income tax laws as they are currently interpreted, AUSA Life cannot guarantee the tax status of any Policy. AUSA Life makes no representations regarding the likelihood of continuation of the current federal income tax laws, Treasury Regulations, or of the current interpretations by the Internal Revenue Service ("IRS"). AUSA Life reserves the right to make changes to the Policy in order to assure that it will continue to qualify as life insurance for tax purposes.

TAX CHARGES

      At the present time, AUSA Life makes no charge for any federal, state or local taxes (other than premium taxes) that the Company incurs that may be attributable to such Account or to the Policies. AUSA Life, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Series Account or to the Policies.

TAX STATUS OF THE POLICY

      Section 7702 of the Code sets forth a definition of a life insurance contract for federal tax purposes. The Secretary of the Treasury (the "Treasury") has recently issued proposed regulations that would specify what will be considered reasonable mortality charges under Section 7702. Guidance as to how Section 7702 is to be applied is, however, limited. If a Policy were determined not to be a life insurance contract for purposes of Section 7702, such Policy would not provide most of the tax advantages normally provided by a life insurance policy.

      With respect to a Policy that is issued on the basis of a rate class using Ultimate Select, non-tobacco use, Select, non-tobacco use, Ultimate Standard, tobacco use, or Standard, tobacco use, guaranteed rates, while there is some uncertainty due to the limited guidance on Section 7702, AUSA Life, nonetheless, believes that such a Policy should meet the Section 7702 definition of a life insurance contract. With respect to a Policy that is issued on a substandard rate class, there is even less guidance to determine whether such a Policy meets the Section 7702 definition of a life insurance contract. Thus, it is not clear whether such a Policy would satisfy Section 7702, particularly if the Policyowner pays the full amount of premiums permitted under the Policy. If it is subsequently determined that a Policy does not satisfy Section 7702, AUSA Life will take whatever steps are appropriate and reasonable to attempt to cause such a Policy to comply with Section 7702, including possibly refunding any premiums paid that exceed the limitation allowable under Section 7702 (together with interest or other earnings on any such premiums refunded as required by law). For these reasons, AUSA Life reserves the right to modify the Policy as necessary to attempt to qualify it as a life insurance contract under
Section 7702.

      Section 817(h) of the Code authorizes the Treasury to set standards by regulation or otherwise for the investments of the Series Account to be "adequately diversified" in order for the Policy to be treated as a life insurance contract for federal tax purposes. The Series Account, through the Fund, intends to comply with the diversification requirements prescribed by the Treasury in Reg. sec. 1.817-5, which affect how the Fund's assets may be invested. AUSA Life believes that the Fund will be operated in compliance with the requirements prescribed by the Treasury.

      In certain circumstances, owners of variable life insurance policies may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their policies. In those circumstances, income and gains from the separate account assets would be includable in the owner's gross income. The IRS has stated in published rulings that the owner of a variable life insurance policy will be considered the owner of separate account assets if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the policyowner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular sub-account without being treated as owners of the underlying assets."

      The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policyowners were not owners of separate account assets. For example, the Policyowner has additional flexibility in allocating premium payments and Policy values. These differences could result in a Policyowner being treated as the owner of a pro rata portion of the assets of the Series Account. In addition, AUSA Life does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. AUSA Life therefore reserves the right to modify the Policy as necessary to attempt to prevent a Policyowner from being considered the owner of a pro rata share of the assets of the Series Account.

      The following discussion assumes that the Policy will qualify as a life insurance contract for federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS

      1. In general. AUSA Life believes that the proceeds and Cash Value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for federal income tax purposes. Thus, the death benefit under the Policy should be excludable from the gross income of the Beneficiary under section 101(a)(1) of the Code.

      A change in a Policy's Specified Amount, the payment of an unscheduled premium, the taking of a Policy loan, a cash withdrawal, a total surrender, a Policy Lapse with an outstanding indebtedness, a change in death benefit options, the exchange of a Policy, or the assignment of a Policy may have tax consequences depending upon the circumstances. In addition, federal estate and state and local estate, inheritance, and other tax consequences of ownership or receipt of Policy proceeds depend upon the circumstances of each Policyowner or Beneficiary. A competent tax advisor should be consulted for further information.

      The Policy may also be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if a Policyowner is contemplating the use of a Policy in any arrangement the value of which depends in part on its tax consequences, that Policyowner should be sure to consult a qualified tax adviser regarding the tax attributes of the particular arrangement.

      Generally, the Policyowner will not be deemed to be in constructive receipt of the Cash Value, including increments thereof, under the Policy until there is a distribution. The tax consequences of distributions from, and loans taken from, or secured by, a Policy depend on whether the Policy is classified as a "modified endowment contract" under Section 7702A. Section 7702A generally applies to Policies entered into or materially changed after June 20, 1988.

      2. Modified Endowment Contracts. A Policy may be treated as a modified endowment contract depending upon the amount of premiums paid in relation to the death benefit provided under such Policy. The premium limitation rules for determining whether such a Policy is a modified endowment contract are extremely complex. In general, however, a Policy will be a modified endowment contract if the accumulated premiums paid at any time during the first seven Policy years exceeds the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums. In addition, if a Policy is "materially changed," it may cause such Policy to be treated as a modified endowment contract. The material change rules for determining whether a Policy is a modified endowment contract are also extremely complex. In general, however, the determination whether a Policy will be a modified endowment contract after a material change depends upon the relationship of the death benefit at the time of change to the Cash Value at the time of such change and the additional premiums paid in the seven Policy years starting with the date on which the material change occurs.

      Under AUSA Life's current procedures, the Policyowner will be notified at the time a Policy is issued whether, according to AUSA Life's calculations, the Policy is or is not classified as a modified endowment contract based on the premium then received. The Policyowner will also be notified of the amount of the maximum annual premium which can be paid without causing a Policy to be classified as a modified endowment contract.

      Due to the Policy's flexibility, classification of a Policy as a modified endowment contract will depend upon the circumstances of each Policy. Accordingly, a prospective Policyowner should contact a competent tax adviser before purchasing a Policy to determine the circumstances under which the Policy would be a modified endowment contract. In addition, a Policyowner should contact a competent tax advisor before making any change to, including an exchange of, a Policy to determine whether such change would cause the Policy (or the new policy in the case of an exchange) to be treated as a modified endowment contract.

      If a Policy becomes a modified endowment contract, distributions that occur during the Policy year it becomes a modified endowment contract and any subsequent Policy year will be taxed as distributions from a modified endowment contract. In addition, distributions from a Policy within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a Policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract. A Builder Plus Program Policy, however, will in most instances be treated as a Modified Endowment Contract. (See Charges and Deductions - Builder Plus Program,SM p. 29.)

      3. Distributions from Policies Classified as Modified Endowment Contracts. Policies classified as modified endowment contracts are subject to the following tax rules: First, all pre-death distributions from such a Policy (including distributions upon surrender, distributions made in anticipation of the Policy becoming a modified endowment contract, and benefits paid at maturity) are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Cash Value immediately before the distribution over the investment in the Policy (described below) at such time. Second, loans taken from, or secured by, such a Policy are treated as distributions from such a Policy and taxed accordingly. (Unpaid Policy loan interest will be treated as a loan for these purposes.) Third, a 10% additional income tax is imposed on the portion of any distribution from, or loan taken from, or secured by, such a Policy that is included in income except where the distribution or loan is made on or after the Owner attains age 591/2, is attributable to the Policyowner's becoming disabled, or is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Policyowner or the joint lives (or joint life expectancies) of the Policyowner and the Policyowner's Beneficiary.

      4. Distribution from Policies not Classified as Modified Endowment Contracts. Distributions from a Policy that is not classified as a modified endowment contract are generally treated as first recovering the investment in the Policy (described below) and then, only after the return of all such investment in the Policy, as distributing taxable income. An exception to this general rule occurs in the case of a cash withdrawal, a decrease in the Policy's death benefit, or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and results in a cash distribution to the Policyowner in order for the Policy to continue complying with the Section 7702 definitional limits. In that case, such distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702.

      Loans from, or secured by, a Policy that is not a modified endowment contract are not treated as distributions. Instead, such loans are treated as indebtedness of the Policyowner.

      Finally, distributions (including distributions upon surrender or lapse) or loans from, or secured by, a Policy that is not a modified endowment contract are not subject to the 10% additional income tax.

      5. Policy loan interest. The deductibility of Policy loan interest may be limited by the Code. For example, interest paid on any loan under a Policy which is owned by an individual generally is not deductible. Therefore, a Policyowner should consult a competent tax advisor as to whether Policy loan interest will be deductible.

      6. Investment in the Policy. Investment in the Policy means (i) the aggregate amount of any premiums or other consideration paid for a Policy, minus (ii) the aggregate amount received under the Policy which is excluded from the gross income of the Policyowner (except that the amount of any loan from, or secured by, a Policy that is a modified endowment contract, to the extent such amount is excluded from gross income, will be disregarded), plus
(iii) the amount of any loan from, or secured by, a Policy that is a modified endowment contract to the extent that such amount is included in the gross income of the Policyowner.

      7. Multiple Policies. All modified endowment contracts that are issued by AUSA Life (or its affiliates) to the same Policyowner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includable in gross income under Section 72(e) of the Code.

      8. Terminal Illness Accelerated Death Benefit Rider. Pursuant to the recently enacted Health Insurance Portability and Accountability Act of 1996, AUSA Life believes that for federal income tax purposes a Single Sum Benefit payment made under the Terminal Illness Accelerated Death Rider should be fully excludable from the gross income of the beneficiary, as long as the beneficiary is the Insured under the Policy. However, a Policyowner should consult a qualified tax advisor about the consequences of adding this Rider to a Policy or requesting a Single Benefit payment under this Rider.

EMPLOYMENT-RELATED BENEFIT PLANS

      On July 6, 1983, the Supreme Court held in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. The Policy described in this Prospectus contains guaranteed cost of insurance rates and guaranteed purchase rates for certain payment options that distinguish between men and women. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris, and Title VII generally, on any employment-related insurance or benefit program for which a Policy may be purchased.

                               SAFEKEEPING OF THE
                            SERIES ACCOUNT'S ASSETS

      AUSA Life holds the assets of the Series Account. The assets are kept physically segregated and held separate and apart from the General Account. AUSA Life maintains records of all purchases and redemptions of Fund shares by each of the Sub-Accounts. Additional protection for the assets of the Series Account is provided by a blanket bond issued to AEGON U.S. Holding Corporation ("AEGON U.S.") in the amount of $5 million (subject to a $1 million deductible), covering all of the employees of AEGON U.S. and its affiliates, including AUSA Life. A Stockbrokers Blanket Bond, issued to AEGON U.S.A. Securities, Inc. provides additional fidelity coverage, to a limit of $12 million, subject to a $50,000 deductible.

                      VOTING RIGHTS OF THE SERIES ACCOUNT

      To the extent required by law, AUSA Life will vote the Fund shares held in the Series Account at shareholder meetings of the Fund in accordance with instructions received from persons having voting interests in the corresponding Sub-Accounts of the Series Account. Except as required by the 1940 Act, the Fund does not hold regular or special shareholder meetings. If the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result AUSA Life determines that it is permitted to vote the Fund shares in its own right, it may elect to do so.

      The number of votes which a Policyowner has the right to instruct will be calculated separately for each Sub-Account. The number of votes which each Policyowner has the right to instruct will be determined by dividing a Policy's Cash Value in that Sub-Account by $100. Fractional shares will be counted. The number of votes of the Portfolio which the Policyowner has the right to instruct will be determined as of the date coincident with the date established by that Portfolio for determining shareholders eligible to vote at the meeting of the Fund. Voting instructions will be solicited by written communications prior to such meeting in accordance with procedures established by the Fund.

      AUSA Life will vote Fund shares as to which no timely instructions are received and Fund shares which are not attributable to Policyowners in proportion to the voting instructions which are received with respect to all Policies participating in that Portfolio. Voting instructions to abstain on any item to be voted upon will reduce the votes eligible to be cast by AUSA Life.

Each person having a voting interest in a Sub-Account will receive proxy materials, reports and other materials relating to the appropriate Portfolio.

      DISREGARD OF VOTING INSTRUCTIONS. AUSA Life may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the sub-classification or investment objective of the Fund or one or more of its Portfolios or to approve or disapprove an investment advisory contract for a Portfolio of the Fund. In addition, AUSA Life itself may disregard voting instructions in favor of changes initiated by a Policyowner in the investment policy or the investment adviser of a Portfolio of the Fund if AUSA Life reasonably disapproves of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities or AUSA Life determined that the change would have an adverse effect on its General Account in that the proposed investment policy for a Portfolio may result in overly speculative or unsound investments. In the event AUSA Life does disregard voting instructions, a summary of that action and the reasons for such action will be included in the next annual report to Policyowners.

                         STATE REGULATION OF AUSA LIFE

      As a life insurance company organized and operated under New York law, AUSA Life is subject to provisions governing such companies and to regulation by the New York Superintendant of Insurance.

      AUSA Life's books and Accounts are subject to review and examination by the New York Insurance Department at all times and a full examination of its operations is conducted by the National Association of Insurance Commissioners at least once every three years.

                                  REINSURANCE

      AUSA Life intends to reinsure a portion of the risks assumed under the Policies.


                        EXECUTIVE OFFICERS AND DIRECTORS
                                 OF AUSA LIFE

LARRY G. BROWN, CHAIRMAN OF THE BOARD, Senior Vice President, Group General
     Counsel (Asset Accumulation Group) (January 1995 - present), Western Reserve Life Assurance Co. of Ohio, 201 Highland Avenue, Largo, Florida 33770. Senior Vice President, General Counsel and Secretary (January, 1989
     - January, 1995, AEGON USA, Inc., 1111 North Charles Street, Baltimore, Maryland 21201.

WILLIAM BROWN, JR., DIRECTOR, Management Consultant (1992 - present),
     Brownstone Management Consultants, Inc., 14 Windward Avenue, White Plains, NY 10605; Vice President (1987 - 1992), Mututal of New York, Purchase, New York.

WILLIAM L. BUSLER, DIRECTOR, President, Annuity Division (1980 - present),
     AEGON USA, Inc., 4333 Edgewood Rd., N.E., Cedar Rapids, Iowa 52499.

JACK R. DYKHOUSE, DIRECTOR, Senior Vice President (1976 - present), AEGON USA,
     INC., 9151 Grapevine Highway, North Richland Hills, Texas 76180.

STEVEN E. FRUSHTICK, DIRECTOR, Partner (1961 - present) Wiener, Frushtick &
     Straub, 500 Fifth Avenue New York, NY 10110.

VICE ADMIRAL CARL T. HANSON, DIRECTOR, Retired (Ocotber, 1993 - present),
     Director (November, 1982 - present), President and Chief Executive Officer (November, 1982 - October, 1993), National Multiple Sclerosis Society, 900 Birdseye Road, P. O. Box 112 Orient, NY 11957-0112.

B. LARRY JENKINS, DIRECTOR, Chairman and President (September, 1982 - present), Monumental Life Insurance Company, 2 East Chase Street, Baltimore, Maryland 21202.

VERA F. MIHAIC, DIRECTOR AND VICE PRESIDENT, Vice President and Director (July
     1, 1996 - present), AUSA Life Insurance Company, Inc., 666 Fifth Avenue, New York, NY 10103-0001, Vice President and Director (1987 - June 30,
     1996) International Life Investors Insurance Company, New York, New York.

PETER P. POST, DIRECTOR, Owner and President (December, 1992 - present),
     Emmerling Post, Inc., 415 Madison Avenue, New York, New York 10017; President and Director (January, 1989 - December, 1992), Lintas: Marketing Communications, New York, New York.

TOM A. SCHLOSSBERG, DIRECTOR AND PRESIDENT, President (September, 1993 - present), Diversified Investment Advisors, Inc., 4 Manhattanville Road, Purchase, NY 10577; Executive Vice President (1983 - September 1993), Mutual of New York, Purchase, New York.

COLETTE F. VARGAS, DIRECTOR AND CHIEF ACTUARY, Actuary (September, 1993 - present), Diversified Investment Advisors, 4 Manhattanville Road, Purchase, New York 10577; Actuary (1982 - September, 1993) Mutual of New York, Purchase, New York.

COR H. VERHAGEN, DIRECTOR, President and Director (1990 - present), CORPA
     Reinsurance Co. of America, 51 JFK Parkway, Short Hills, New Jersey 07078; President (November 1990 - June 30, 1996), International Life Investors Insurance Company, New York, New York; Vice President (November, 1993 - present), AEGON USA, Inc., Baltimore, Maryland; Vice President (July, 1985
     - present), AEGON US Holding Company, Short Hills, New Jersey.

E. KIRBY WARREN, DIRECTOR, Professor (January, 1961 - present), Columbia University School of Business, 725 Uris Hall, 116th Street and Broadway, New York, New York 10025.

PATRICK S. BAIRD, VICE PRESIDENT AND CHIEF FINANCIAL OFFICER, Senior Vice
     President and Chief Financial Officer (May, 1992 - present), Vice President and Chief Tax Officer (November, 1980 - May, 1992), AEGON USA, Inc., 4333 Edgewood Road N.E., Cedar Rapids, Iowa 52499.

BRENDA CLANCY, TREASURER, Senior Vice President and Treasurer (August, 1997 - present), AEGON USA, Inc., 4333 Edgewood Road NE, Cedar Rapids, Iowa 52499; Vice President and Controller (April, 1992 - August, 1997), AEGON USA, Inc., Cedar Rapids, Iowa.

PATRICK E. FALCONIO, SENIOR VICE PRESIDENT AND CHIEF INVESTMENT OFFICER, Senior
     Vice President and Chief Investment Officer (February, 1989 - present), AEGON USA, Inc. 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499.

CHRISTOPHER GARRETT, ACTUARY, Associate Actuary (1983 - present), AEGON USA,
     Inc., 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499.

ROBERT J. KONTZ, CONTROLLER, Vice President and Controller (1990 - present),
     AEGON USA, Inc., 4333 Edgewood Road N.E., Cedar Rapids, Iowa 52499; Vice President - Corporate Accounting (1982 - 1989), Life Investors, Inc., Cedar Rapids, Iowa.

CRAIG D. VERMIE, SECRETARY, Vice President and General Counsel (September, 1986
     - present), AEGON USA, Inc., 4333 Edgewood Road NE, Cedar Rapids, Iowa
     52499.

                                 LEGAL MATTERS

      Sutherland, Asbill & Brennan LLP, Washington, D.C., has provided advice on certain legal matters concerning federal securities laws in connection with the

Policies. All matters of New York law pertaining to the Policy, including the validity of the Policy and AUSA Life's right to issue the Policy under New York Insurance Law, have been passed upon by Robert F. Colby, Esq., Vice President, Associate General Counsel and Assistant Secretary of AUSA Life.

                               LEGAL PROCEEDINGS

      There are no legal proceedings to which the Series Account is a party or to which the assets of the Series Account are subject. AUSA Life is not involved in any litigation that is of material importance in relation to its total assets or that relates to the Series Account.

                                    EXPERTS

      There are no financial statements of AUSA Series Life Account since the Series Account has not yet commenced operations as of the date of this Prospectus.

      The financial statements and schedules of AUSA Life Insurance Company, Inc. at December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein. The financial statements referred to above are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

      Actuarial matters included in this Prospectus have been examined by Alan Yaeger as stated in the opinion filed as an exhibit to the registration statement.

                            ADDITIONAL INFORMATION


      A registration statement has been filed with the Securities and Exchange Commission, under the Securities Act of 1933, as amended, with respect to the Policy offered hereby. This Prospectus does not contain all the information set forth in the registration statement and the amendments and exhibits to the registration statement, to all of which reference is made for further information concerning the Series Account, AUSA Life and the Policy offered hereby. Statements contained in this Prospectus as to the contents of the Policy and other legal instruments are summaries. For a complete statement of the terms thereof reference is made to such instruments as filed.


              INFORMATION ABOUT AUSA LIFE'S FINANCIAL STATEMENTS


      The financial statements of AUSA Life which are included in this Prospectus (see p. 91) should be considered only as bearing on the ability of AUSA Life to meet its obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Series Account.


      Financial statements for AUSA Life for the years ended December 31, 1997, 1996 and 1995, have been prepared on the basis of statutory accounting principles, rather than generally accepted accounting principles ("GAAP").

                                  APPENDIX A

                           ILLUSTRATION OF BENEFITS

      The tables in Appendix A illustrate the way in which a Policy operates. They show how the death benefit, Cash Value and Net Surrender Value of a Policy issued to an Insured of a given age and a given premium could vary over an extended period of time assuming hypothetical gross rates of return equivalent to constant after tax annual rates of 0%, 6% and 12%. The tables illustrate the Policy values that would result based on the assumptions that the premium is paid as indicated, that the Owner has not requested a decrease in the Specified Amount of the Policy, and that no cash withdrawals or Policy loans have been made.

      The death benefits, Cash Values and Net Surrender Values under a Policy would be different from those shown if the actual rate of return averages 0%, 6% or 12% over a period of years, but fluctuates above and below those averages for individual Policy years. They would also differ if any Policy loans were made during the period of time illustrated.

      The illustration on page 43 is based on a Policy for an Insured who is a 35 year old male in the Ultimate Select, non-tobacco use, rate class, annual premiums of $2,000, a $165,000 Specified Amount and death benefit Option A. The illustration on that page also assume cost of insurance charges based on AUSA Life's CURRENT cost of insurance rates.

      The illustration on page 44 is based on the same factors as those on page 43, except that cost of insurance rates are based on the GUARANTEED cost of insurance rates (based on the 1980 Commissioners Standard Ordinary Mortality Table).

      The amounts shown for the death benefits, Cash Values and Net Surrender Values take into account (1) the daily charge for assuming mortality and expense risks assessed against each Sub-Account which is equivalent to an annual charge of 0.90% of the average net assets of the Sub-Accounts during the first 15 Policy years (AUSA Life currently intends to reduce this charge to 0.75% after the first fifteen Policy years. However, such reduction is not guaranteed, and AUSA Life reserves the right to maintain this charge at the 0.90% level after the first fifteen Policy years); (2) estimated daily expenses
equivalent to an effective average annual expense level of    % of the average
daily net assets of the Portfolios of the Fund; and (3) all applicable premium expense charges and Cash Value charges using the current monthly Policy Charge. The 0. % average Portfolio expense level assumes an equal allocation of amounts among the fifteen Sub-Accounts and is based on an average 0. % investment advisory fee and 1997 average normal operating expenses of 0. % for each of the Portfolios in operation during 1996. Calculation of the average annual expense level utilized annualized actual audited expenses incurred during 1997 as adjusted for anticipated expense modifications incurring in 1998 for the Money Market (0. %), Bond (0. %), Growth (0. %), Strategic Total Return (0. %), Emerging Growth (0. %), Global (0. %), Aggressive Growth
(0.  %), Balanced (0.  %), Growth & Income (   %), C.A.S.E. Growth (   %),
Tactical Asset Allocation (0. %) Value Equity (0. %), U.S. Equity (0. %), and International Equity (0. %) Portfolios. In addition, because the Third Avenue Value Portfolio had not commenced operations as of December 31, 1997, the estimated average annual Portfolio expense level reflects estimated
expenses for this Portfolio at    % for 1998. WRL Management has undertaken
until        to pay Fund expenses of a Portfolio to the extent normal operating expenses of a Portfolio exceed a stated percentage of the Portfolio's average
daily net assets. Taking into account the assumed charges of    %, the gross
annual investment return rates of 0%, 6% and 12% are equivalent to net annual
investment return rates of    %,    %, and    %.

      The hypothetical returns shown in the tables are without any tax charges that may be attributable to the Series Account, because AUSA Life is not currently making such charges. In order to produce after tax returns of 0%, 6% or 12% if such charges are made in the future, the Series Account would have to earn a sufficient amount in excess of 0%, 6% or 12% to cover any tax charges. (See Charges Against the Series Account - Taxes, p. 28.)

      The "Premium Accumulated at 5%" column of each table shows the amount which would accumulate if an amount equal to the premium were invested to earn interest at 5% per year, compounded annually.

      AUSA Life will furnish, upon request, a comparable illustration reflecting the proposed Insured's age, sex, risk classification and desired plan features.

                       AUSA LIFE INSURANCE COMPANY, INC.
                   FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                          HYPOTHETICAL ILLUSTRATIONS
                               MALE ISSUE AGE 35



         Specified Amount $165,000     Ultimate Select Class
         Annual Premium $2,000         Option Type A
                         Using Current Cost of Insurance Rates


END OF           PREMIUMS                                       DEATH BENEFIT
POLICY          ACCUMULATED                          ASSUMING HYPOTHETICAL GROSS AND NET
YEAR               AT 5%                                 ANNUAL INVESTMENT RETURN OF
                                     0.00% (Gross)              6.00% (Gross)              12.00% (Gross)
                                -1.83% (Net) Years 1-15     4.17% (Net) Years 1-15     10.17% (Net) Years 1-15
                                 -1.68 (Net) Years 16+      4.32% (Net) Years 16+      10.32% (Net) Years 16+
1                                                165,000                    165,000            165,000
2                                                165,000                    165,000            165,000
3                                                165,000                    165,000            165,000
4                                                165,000                    165,000            165,000
5                                                165,000                    165,000            165,000
6                                                165,000                    165,000            165,000
7                                                165,000                    165,000            165,000
8                                                165,000                    165,000            165,000
9                                                165,000                    165,000            165,000
10                                               165,000                    165,000            165,000
15                                               165,000                    165,000            165,000
20                                               165,000                    165,000            165,000
30(AGE 65)                                       165,000                    165,000            354,239
40(AGE 75)                                       165,000                    165,000            850,576
50(AGE 85)                                 *                                259,118          2,233,562
60(AGE 95)                                 *                                396,293          5,647,972


END OF                                        CASH VALUE
POLICY                           ASSUMING HYPOTHETICAL GROSS AND NET
YEAR                                 ANNUAL INVESTMENT RETURN OF
                   0.00% (Gross)            6.00% (Gross)            12.00% (Gross)
              -1.83% (Net) Years 1-15   4.17% (Net) Years 1-15   10.17% (Net) Years 1-15
              -1.68% (Net) Years 16+    4.32% (Net) Years 16+    10.32% (Net) Years 16+
1
10
15
20
30(AGE 65)
40(AGE 75)
50(AGE 85)
60(AGE 95)



END OF                                   NET SURRENDER VALUE
POLICY                           ASSUMING HYPOTHETICAL GROSS AND NET
YEAR                                 ANNUAL INVESTMENT RETURN OF
                   0.00% (Gross)            6.00% (Gross)            12.00% (Gross)
              -1.83% (Net) Years 1-15   4.17% (Net) Years 1-15   10.17% (Net) Years 1-15
              -1.68% (Net) Years 16+    4.32% (Net) Years 16+    10.32% (Net) Years 16+
1
10
15
20
30(AGE 65)
40(AGE 75)
50(AGE 85)
60(AGE 95)

* In the absence of an additional payment, the Policy would lapse.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN.

ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY AN OWNER AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUND. THE DEATH BENEFIT, CASH VALUE AND NET SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY AUSA LIFE OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME. THIS ILLUSTRATION MUST BE PRECEDED OR ACCOMPANIED BY A CURRENT PROSPECTUS.

                      AUSA LIFE INDSURANCE COMPANY, INC.
                   FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                          HYPOTHETICAL ILLUSTRATIONS
                               MALE ISSUE AGE 35


         Specified Amount $165,000     Ultimate Select Class
         Annual Premium $2,000         Option Type A
                       Using Guaranteed Cost of Insurance Rates


END OF           PREMIUMS                                       DEATH BENEFIT
POLICY          ACCUMULATED                          ASSUMING HYPOTHETICAL GROSS AND NET
YEAR               AT 5%                                 ANNUAL INVESTMENT RETURN OF
                                     0.00% (Gross)              6.00% (Gross)              12.00% (Gross)
                                -1.83% (Net) Years 1-15     4.17% (Net) Years 1-15     10.17% (Net) Years 1-15
                                -1.68% (Net) Years 16+      4.32% (Net) Years 16+      10.32% (Net) Years 16+
1                                                165,000                    165,000            165,000
2                                                165,000                    165,000            165,000
3                                                165,000                    165,000            165,000
4                                                165,000                    165,000            165,000
5                                                165,000                    165,000            165,000
6                                                165,000                    165,000            165,000
7                                                165,000                    165,000            165,000
8                                                165,000                    165,000            165,000
9                                                165,000                    165,000            165,000
10                                               165,000                    165,000            165,000
15                                               165,000                    165,000            165,000
20                                               165,000                    165,000            165,000
30(AGE 65)                                       165,000                    165,000            339,964
40(AGE 75)                                 *                                165,000            795,468
50(AGE 85)                                 *                                172,935          2,024,898
60(AGE 95)                                 *                                257,787          4,837,103


END OF                                        CASH VALUE
POLICY                           ASSUMING HYPOTHETICAL GROSS AND NET
YEAR                                 ANNUAL INVESTMENT RETURN OF
                   0.00% (Gross)            6.00% (Gross)            12.00% (Gross)
              -1.83% (Net) Years 1-15   4.17% (Net) Years 1-15   10.17% (Net) Years 1-15
              -1.68% (Net) Years 16+    4.32% (Net) Years 16+    10.32% (Net) Years 16+
10
15
20
30(AGE 65)
40(AGE 75)
50(AGE 85)
60(AGE 95)



END OF                                   NET SURRENDER VALUE
POLICY                           ASSUMING HYPOTHETICAL GROSS AND NET
YEAR                                 ANNUAL INVESTMENT RETURN OF
                   0.00% (Gross)            6.00% (Gross)            12.00% (Gross)
              -1.83% (Net) Years 1-15   4.17% (Net) Years 1-15   10.17% (Net) Years 1-15
              -1.68% (Net) Years 16+    4.32% (Net) Years 16+    10.32% (Net) Years 16+
10
15
20
30(AGE 65)
40(AGE 75)
50(AGE 85)
60(AGE 95)

* In the absence of an additional payment, the Policy would lapse.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN.

ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY AN OWNER AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUND. THE DEATH BENEFIT, CASH VALUE AND NET SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY AUSA LIFE OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME. THIS ILLUSTRATION MUST BE PRECEDED OR ACCOMPANIED BY A CURRENT PROSPECTUS.

                                  APPENDIX B

                            LONG TERM MARKET TRENDS

      The information below is a record of the average annual returns of common stock, high grade corporate bonds and 30-day U.S. Treasury bills over 20 year holding periods.* The average annual returns assume the reinvestment of dividends, capital gains and interest. This is a historical record and is not intended as a projection of future performance. Charges associated with a variable life insurance policy are not reflected.

      The data indicates that, historically, the investment performance of common stocks over long periods of time has been positive and has generally been superior to that of long-term, high grade debt securities. Common stocks have, however, been subject to more dramatic market adjustments over short periods of time. These trends indicate the potential advantages of holding a variable life insurance policy for a long period of time.


      The following chart illustrates the average annual returns of the Standard & Poor's Index of 500 Common Stocks ("S&P 500 Stock Index") for each of the 20 year periods shown. These returns are compared to the average annual returns of high grade corporate bonds and U.S. Treasury bills for the same periods. (The 20-year periods selected for the chart begin in 1936 and have ending periods at five year intervals.)

                            AVERAGE ANNUAL RETURNS
                          TWENTY YEAR HOLDING PERIODS




[GRAPHIC OMITTED]


* Source: (c) Stocks, Bonds, Bills and Inflation 1997 Yearbook/trademark/, Ibbotson Associates, Chicago (annually updates work by Roger G. Ibbotson and
       Rex A. Sinquefield). Used with permission. All rights reserved.

      Over the 51 20-year time periods beginning in 1927 and ending in 1996 (i.e. 1927-1946, 1928-1947, and so on through 1977-1996):

      -- The average annual return of common stocks was superior to that of high grade, long-term corporate bonds in 48 of the 51 periods.


      -- The average annual return of common stocks surpassed that of U.S. Treasury bills in each of the 51 periods.


      -- Common stock average annual returns exceeded the average annual rate of inflation in each of the 51 periods.


      From 1927 through 1996 the average annual return for common stocks was 10.2%, compared to 5.4% for high grade, long-term corporate bonds, 3.7% for U.S. Treasury bills and 3.1% for the Consumer Price Index.

    SUMMARY: HISTORIC S&P STOCK INDEX RESULTS FOR SPECIFIC HOLDING PERIODS
      The following chart categorizes the historical results of the Standard & Poor's 500 Stock Index, with dividends reinvested, over one-year, five-year, ten-year and twenty-year periods beginning in 1927 and ending 1996.
      The chart shows that, historically, the longer that a portfolio matching the S&P 500 Stock Index was held, the less likely was the chance of a loss. Conversely, the shorter the holding period of such a portfolio, the more likely was the chance of a loss. The chart also shows that shorter term results tend to be more extreme than longer term results.
      The chart is not a projection or representation of future stock market results. It cannot be taken as representative of the performance of any one fund. Rather it shows the historic performance of a broad index of stocks.

                             --------------------
                   COMPOUND ANNUAL RATES OF RETURN BY DECADE


                            1920s*     1930s     1940s      1950s       1960s     1970s     1980s     1990s**     1987-97
Large Company  .........     19.2%     -0.1%     9.2%       19.4%       7.8%      5.9%     17.5%      14.4%      15.3%
Small Company  .........     -4.5       1.4      20.7        16.9       15.5      11.5      15.8       15.6       13.0
Long-Term Corp.   ......      5.2       6.9       2.7         1.0        1.7       6.2      13.0        9.8        9.5
Long-Term Govt.   ......      5.0       4.9       3.2        -0.1        1.4       5.5      12.6       10.0        9.4
Inter-Term Govt.  ......      4.2       4.6       1.8         1.3        3.5       7.0      11.9        8.0        7.8
Treasury Bills .........      3.7       0.6       0.4         1.9        3.9       6.3       8.9        4.9        5.5
Inflation   ............     -1.1      -2.0       5.4         2.2        2.5       7.4       5.1        3.3        3.7

----------------
 * Based on the period 1926-1929.

** Based on the period 1990-1996.

Source: (c) Stocks, Bonds, Bills and Inflation 1997 Yearbook/trademark/, Ibbotson Associates, Inc., Chicago (annually updates work by Roger G. Ibbotson and Rex A. Sinquefield). Used with permission. All rights reserved.

                             --------------------

                      THE AUSA FINANCIAL FREEDOM BUILDERSM
               AND THE "DOLLAR COST AVERAGING" INVESTMENT METHOD

      As the Long Term Market Trends graph indicates, the investment performance of many common stocks has generally been positive over certain relatively long periods. Common stocks have, however, also been subject to market declines, often dramatic ones, and general volatility of prices over shorter time periods. The price fluctuations of common stocks has historically been greater than that of high grade debt securities.

      The relative volatility of common stock prices as compared with prices of high grade debt instruments offers both advantages and disadvantages to investors. Unfortunately, many investors who otherwise might be interested in common stocks see only the disadvantages and not the advantages of stock price fluctuation. The primary disadvantage, of course, is that price declines can be prolonged and substantial, and when this occurs, investors cannot liquidate their investments without realizing losses. Price declines, however, also offer investors important opportunities.

      Opportunity arises from the fact that investors can purchase more common stock for the same amount of money than they would before prices declined. Investors may take advantage of this if they remain willing to continue investing in both rising and falling markets. The dollar cost averaging method of investing demonstrates this.

In this method of investing:

      /bullet/ Relatively constant dollar amounts are invested at regular intervals (monthly, quarterly, or annually),

      /bullet/ Stock Market fluctuations, especially the savings on purchases from price declines, are exploited for the investor's benefit.

                        HOW DOLLAR COST AVERAGING WORKS


 Investments at
    Regular        Common Stock      Shares
   Intervals       Market Price     Purchased
---------------   --------------   ----------
          $150         $20             7.5
          150           15            10.0
          150           10            15.0
          150            5            30.0
          150           10            15.0
          150           15            10.0
   -------------                      -----
          $900                        87.5


Total Value of 87.5 shares @ $15/     $  1,312.50
share
Less Investment made                      (900.00)
                                      -----------
Gain/Profit                           $    412.50

      Though the market price has not returned to the initial high of $20 per share, dollar cost averaging has permitted the investor to purchase more shares at a savings and thus realize a significant gain. Obviously, the dollar cost averaging method only works if the investor continues to invest relatively constant amounts over a long period of time.

      This plan of investing does not assure a profit or protect against a loss in declining markets; it does allow investors to take advantage of market fluctuations. Since the success of this strategy is dependent on systematic investing, purchasers should consider their ability to sustain their payments through all periods of market fluctuations.

      How does the dollar cost averaging method relate to the AUSA Financial Freedom BuilderSM? A Policyowner may invest his or her Net Premium in a Sub-Account, and although a Policy's value in a Sub-Account or Sub-Accounts is affected by several factors other than investment experience (e.g., Cash Value charges and charges against the Series Account), the dollar cost averaging method can be generally applied to the Policy to the extent that the Policyowner pays a Planned Periodic Premium on a regular basis and he or she allocates Net Premium resulting from those Planned Periodic Premiums to Sub-Accounts in relatively constant amounts.


                         INDEX TO FINANCIAL STATEMENTS

AUSA SERIES LIFE ACCOUNT:

      There are no financial statements for the Series Account as of the date of this Prospectus.

AUSA LIFE INSURANCE COMPANY, INC.:

      Report of Independent Auditors dated           , 1998

      Statutory-Basis Balance Sheets at December 31, 1997 and 1996

      Statutory-Basis Statements of Operations for the years ended December 31, 1997, 1996 and 1995

      Statutory-Basis Statements of Changes in Capital and Surplus for the years ended December 31, 1997, 1996 and 1995

      Statutory-Basis Statements of Cash Flows for the years ended December 31, 1997, 1996, and 1995

      Notes to Statutory-Basis Financial Statements

      Statutory-Basis Financial Statement Schedules

                                  APPENDIX C
               (BASED ON THE SEX AND RATE CLASS OF THE INSURED)

                         SURRENDER CHARGE PER THOUSAND


               MALE                MALE               FEMALE             FEMALE
ISSUE    ULTIMATE SELECT/   ULTIMATE STANDARD/   ULTIMATE SELECT/   ULTIMATE STANDARD/
AGE           SELECT             STANDARD             SELECT            STANDARD
0               N/A               11.76                 N/A               11.76
1               N/A                8.16                 N/A                8.16
2               N/A                8.16                 N/A                8.16
3               N/A                7.92                 N/A                7.92
4               N/A                7.68                 N/A                7.68
5               N/A                7.68                 N/A                7.68
6               N/A                7.68                 N/A                7.68
7               N/A                7.68                 N/A                7.68
8               N/A                7.68                 N/A                7.68
9               N/A                7.68                 N/A                7.68
10              N/A                7.68                 N/A                7.68
11              N/A                7.68                 N/A                7.68
12              N/A                7.68                 N/A                7.68
13              N/A                7.92                 N/A                7.92
14              N/A                8.16                 N/A                8.16
15              N/A                8.40                 N/A                8.40
16              N/A                8.52                 N/A                8.52
17             0.00                8.88                0.00                8.88
18             8.72                9.20                8.72                9.20
19             8.84                9.32                8.84                9.32
20             8.96                9.44                8.96                9.44
21             9.16                9.88                9.16                9.64
22             9.32               10.04                9.32                9.80
23             9.52               10.24                9.52               10.00
24             9.68               10.40                9.68               10.40
25             9.88               10.84                9.88               10.60
26            10.56               11.28               10.32               11.04
27            11.00               11.72               10.76               11.48
28            11.40               12.12               11.16               12.12
29            12.08               12.80               11.84               12.56
30            12.52               13.24               12.28               13.00
31            13.04               14.00               12.80               13.52
32            13.76               14.48               13.52               14.24
33            14.28               15.24               14.04               14.76






                     MALE                MALE               FEMALE             FEMALE
ISSUE          ULTIMATE SELECT/   ULTIMATE STANDARD/   ULTIMATE SELECT/   ULTIMATE STANDARD/
AGE                 SELECT             STANDARD             SELECT            STANDARD
34                         14.76                15.96              14.52               15.48
35                         15.52                16.48              15.28               16.00
36                         16.20                17.40              15.96               16.92
37                         17.20                18.40              16.72               17.92
38                         18.12                19.56              17.64               18.60
39                         19.08                20.76              18.36               19.56
40                         20.28                21.96              19.32               20.52
41                         21.64                23.56              20.68               22.12
42                         23.08                25.24              22.12               23.80
43                         24.44                27.08              23.15               25.40
44                         26.04                29.16              23.86               26.96
45                         27.44                31.04              24.59               27.83
46                         28.72                32.80              25.38               28.76
47                         29.84                34.56              26.22               29.73
48                         31.00                36.32              27.11               30.75
49                         32.24                38.32              28.04               31.84
50                         33.56                40.56              29.05               32.99
51                         34.98                42.56              30.11               34.20
52                         36.49                45.24              31.24               35.48
53                         38.10                47.68              32.45               36.84
54                         39.83                50.84              33.72               38.28
55                         41.68                53.28              35.09               39.79
56                         43.63                55.79              36.54               41.39
57                         45.74                57.00              38.08               43.06
58                         47.98                57.00              39.74               44.88
59                         50.38                57.00              41.54               46.85
60                         52.97                57.00              43.47               48.97
61                         55.74                57.00              45.57               51.26
62                         57.00                57.00              47.82               53.73
63                         57.00                57.00              50.26               56.41
64                         57.00                57.00              52.88               57.00
65                         57.00                57.00              55.68               57.00
66 and over                57.00                57.00              57.00               57.00

WRL     -05/98

                                    PART II.
                                OTHER INFORMATION

                           UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that Section.

                REPRESENTATION PURSUANT TO SECTION 26(E) (2) (A)

     AUSA Life Insurance Company, Inc. ("AUSA Life") hereby represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by AUSA Life.

                    STATEMENT WITH RESPECT TO INDEMNIFICATION

     Provisions exist under the New York Code and the Amended and Restated By-Laws of AUSA Life whereby AUSA Life may indemnify certain persons against certain payments incurred by such persons. The following excerpts contain the substance of these provisions.

                        NEW YORK BUSINESS CORPORATION LAW

SECTION 722. AUTHORIZATION FOR INDEMNIFICATION OF DIRECTORS AND OFFICERS

(a) A corporation may indemnify any person made, or threatened to be made, a party to an action or proceeding (other than one by or in the right of the corporation to procure a judgment in its favor), whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the corporation served in any capacity at the request of the corporation, by reason of the fact that he, his testator or intestate, was a director or officer of the corporation, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful.

(b) The termination of any such civil or criminal action or proceeding by judgment, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not in itself create a presumption that any such director or officer did not act, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation or that he had reasonable cause to believe that his conduct was unlawful.

(c) A corporation may indemnify any person made, or threatened to be made, a party to an action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he, this testator or intestate, is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of any other corporation of any type or kind, domestic or foreign, of any partnership, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred by him in connection with the defense or settlement of such action, or in connection with an appeal therein, if such director or officer acted in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation, except that no indemnification under this paragraph shall be made in respect of (1) a threatened action, or a pending action which is settled or otherwise disposed of, or (2) any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnify for such portion of the settlement amount and expenses as the court deems proper.

(d) For the purpose of this section, a corporation shall be deemed to have requested a person to serve an employee benefit plan where the performance by such person of his duties to the corporation also imposes duties on, or otherwise involves services by, such person to the plan or participants or beneficiaries of the plan; excise taxes assessed on a person with respect to an employee benefit plan pursuant to applicable law shall be considered fines; and action taken or omitted by a person with respect to an employee benefit plan in the performance of such person's duties for a purpose reasonably believed by such person to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the corporation.

                          AMENDED AND RESTATED BYLAWS

                                   ARTICLE II

                          DIRECTORS AND THEIR MEETINGS

     SEC.7. Any person made a party to any action, suit, or proceeding by reason of the fact that he, his testator or intestate, is or was a director, officer, or employee of the Company or of any Company which he served as such at the request of the Company, shall be indemnified by the Company against the reasonable expenses, including attorney's fees, actually and necessarily incurred by him in connection with the defense of such action, suit or proceeding, or in connection with appeal therein, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such officer, Director, or employee is liable for negligence or misconduct in the performance of his duties. The Company may also reimburse to any Director, officer, or employee the reasonable costs of settlement of any such action, suit, or proceeding, if it shall be found by a majority of a committee composed of the Directors not involved in the matter of controversy (whether or not a quorum) that it was in the interest of the Company that such settlement be made and that such Director, officer or employee was not guilty of negligence or misconduct. The amount to be paid, in each instance, pursuant to action of the Board of Directors, and the stockholders shall be given notice thereof in accordance with applicable provisions of law. Such right of indemnification shall not be deemed exclusive of any other rights to which such Director, officer, or employee may be entitled.

                              RULE 484 UNDERTAKING

     Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT

This registration statement comprises the following papers and documents:

   The facing sheet
   The Prospectus, consisting of __ pages
   The undertaking to file reports Representation Pursuant to Section 26(e)(2)
    (A) Statement with respect to indemnification
   Rule 484 undertaking
   The signatures

Written consent of the following persons:

   (a)   Alan Yaeger
   (b)   Robert F. Colby, Esq.
   (c)   Sutherland, Asbill & Brennan, LLP
   (d)   Ernst & Young LLP

The following exhibits:

1. The following exhibits correspond to those required by paragraph A to the instructions as to exhibits in Form N-8B-2:

   A. (1) Resolution of the Board of Directors of AUSA Life establishing the Series Account (2)
      (2)        Not Applicable
      (3)        Distribution of Policies:
         (a) Form of Participation Agreement Among AUSA Life Insurance Company, Inc., Western Reserve Life Assurance Co. of Ohio and WRL Series Fund, Inc. (1)
         (b)(i)  Form of Master Service and Distribution Compliance Agreement
                 (2)
         (b)(ii) Form of Broker/Dealer Supervisory and Service Agreement (2)
         (c)     See Exhibit 1.A.(3)(b)(ii)
      (4)        Not Applicable
      (5)(a)     Specimen Flexible Premium Variable Life Insurance Policy
         (b)     Children's Insurance Rider
         (c)     Disability Waiver Rider
         (d)     Accidental Death Benefit Rider
         (e)     Primary Insured Rider
         (f)     Other Insured Rider
         (g)     Terminal Illness Accelerated Death Benefit Rider
         (h)     Endorsement - Asset Rebalancing
         (i)     Endorsement - Dollar Cost Averaging

      (6)(a)     Certificate of Incorporation of AUSA Life (2)
         (b)     Amended and Restated By-Laws of AUSA Life (2)
      (7)        Not Applicable
      (8)        Not Applicable
      (9)        Not Applicable
      (10)       Application for Flexible Premium Variable Life Insurance Policy
                 (2)
      (11) Memorandum describing issuance, transfer and redemption procedures (1)

2. See Exhibit 1.A.

3. Opinion of Counsel as to the legality of the securities being registered

4. No financial statement will be omitted from the Prospectus pursuant to Instruction 1(b) or (c) of Part I

5. Not Applicable

6. Opinion and consent of Alan Yaeger as to actuarial matters pertaining to the securities being registered

7. Consent of Robert F. Colby, Esq. (1)

8. Consent of Sutherland, Asbill & Brennan, LLP (1)

9. Consent of Ernst & Young LLP(1)

10. Powers of Attorney (2)

----------------------------------------
(1)  To be filed by amendment.
(2) Incorporated by reference to the like - numbered Exhibit to Pre-Effective Admendment No. 2 to the Form S-6 Registration Statement of AUSA Series Life Account, File No. 33-86696 (October 20, 1997).

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant, AUSA Series Life Account, has duly caused this Initial Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Largo, County of Pinellas, Florida on the 17th day of October, 1997.

(SEAL)                                      AUSA SERIES LIFE ACCOUNT
                                            ------------------------
                                                    Registrant



                                            AUSA LIFE INSURANCE COMPANY, INC.
                                            ---------------------------------
                                                    Depositor

ATTEST:



/s/ THOMAS E. PIERPAN                       By: /s/ LARRY  G. BROWN
--------------------------                  --------------------------
Thomas E. Pierpan                                   Larry G. Brown
Assistant Secretary                                 Chairman of the Board
(SEAL)                                              (SEAL)

     Pursuant to the requirements of the Securities Act of 1933, this Initial Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

     SIGNATURE AND TITLE                               DATE

/s/ LARRY G. BROWN                                October 17,1997
-------------------------
Larry G. Brown, Chairman of the
Board

/s/ WILLIAM BROWN, JR.                            October 17, 1997
-------------------------
William Brown, Jr., Director*

/s/ PATRICK S. BAIRD                              October 17, 1997
-------------------------
Patrick S. Baird, Vice President
and Chief Financial Officer*

/s/ WILLIAM L. BUSLER                             October 17, 1997
-------------------------
William L. Busler, Director*

/s/ JACK R. DYKHOUSE                              October 17, 1997
-------------------------
Jack R. Dykhouse, Director*

/s/ STEVEN E. FRUSHTICK                           October 17, 1997
-------------------------
Steven E. Frushtick, Director*

/s/ CARL T. HANSON                                October 17, 1997
-------------------------
Carl T. Hanson, Director*

/s/ B. LARRY JENKINS                              October 17, 1997
-------------------------
B. Larry Jenkins, Director*

/s/ PETER P. POST                                 October 17, 1997
-------------------------
Peter P. Post, Director*

/s/ COR H. VERHAGEN                               October 17, 1997
-------------------------
Cor H. Verhagen, Director*

/s/ E. KIRBY WARREN                               October 17, 1997
-------------------------
E. Kirby Warren, Director*

/s/ TOM A. SCHLOSSBERG                            October 17, 1997
-------------------------
Tom A. Schlossberg, Director
and President*

/s/ COLETTE F. VARGAS                             October 17, 1997
-------------------------
Colette F. Vargas, Director
and Chief Actuary*

/s/ VERA F. MIHAIC                                October 17, 1997
-------------------------
Vera F. Mihaic, Director
and Vice President*

/s/ BRENDA CLANCY                                 October 17, 1997
-------------------------
Brenda Clancy, Treasurer*

/s/ PATRICK E. FALCONIO                           October 17, 1997
-------------------------
Patrick E, Flaconio, Senior
Vice President and Chief
Investment Officer*

* /s/  THOMAS E. PIERPAN
  -----------------------
  Signed by Thomas E. Pierpan
  as Attorney-in-Fact

                                  Exhibit Index

EXHIBIT                         DESCRIPTION
  NO.                           OF EXHIBIT

1(A).(5)(a).       Specimen Flexible Premium Variable Life Insurance Policy
        (b).       Children's Insurance Rider
        (c).       Disability Waiver Rider
        (d).       Accidental Death Benefit Rider
        (e).       Primary Insured Rider and Primary Insured Rider Plus
        (f).       Other Insured Rider
        (g).       Terminal Illness Accelerated Death Benefit Rider
        (h).       Endorsement (Asset Rebalancing)
        (i).       Endorsement (Dollar Cost Averaging)

3. Opinion of Counsel as to the legality of the securities being registered

6. Opinion and Consent of Alan Yaeger as to actuarial matters pertaining to the securities being registered